Exhibit 99.2

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general and special meeting of shareholders (“Meeting”) of New Gold Inc. (“New Gold” or the “Company”) will be held virtually at https://web.lumiagm.com/124583443 on Wednesday, May 20, 2020 at 4:00 p.m. (Eastern time) for the following purposes:
1.	receiving the audited consolidated financial statements of the Company for the year ended December 31, 2019 and the auditor’s report on those statements;
2.	setting the size of the board of directors of the Company at seven directors;
3.	electing the directors of the Company;
4.	appointing Deloitte LLP as auditor of the Company and authorizing the directors to fix their remuneration;
5.	considering and, if deemed appropriate, passing, with or without variation, an ordinary resolution to approve all unallocated options under the Company’s stock option plan;
6.
considering and, if deemed appropriate, passing, with or without variation, an ordinary resolution approving the amendments to the Company’s long term incentive plan and to approve all unallocated performance share units issuable under the Company’s long term incentive plan;

7.	considering and, if deemed appropriate, passing, with or without variation, a non-binding advisory resolution on executive compensation; and
8.	conducting such other business properly brought before the Meeting or any adjournment or postponement thereof.
New Gold has been carefully monitoring developments with respect to the global health crisis caused by COVID-19. Given the unprecedented circumstances in which we collectively find ourselves, and in light of New Gold’s unwavering commitment to the health and well-being of its shareholders, employees, communities and other stakeholders, New Gold will be conducting the Meeting virtually. Shareholders will not be able to attend the Meeting physically. At the virtual Meeting, registered shareholders, non-registered (or beneficial) shareholders, and their duly appointed proxyholders will be able to participate, ask questions, and vote in “real time” through an online portal. Non-registered shareholders must carefully follow the procedures set out in the management information circular (the “Circular”) that accompanies this notice in order to vote virtually and ask questions through the live webcast. Non-registered shareholders who do not follow the procedures set out in the Circular will nonetheless be able to view a live webcast of the Meeting but will not be able to ask questions or vote. New Gold firmly believes that a virtual Meeting gives all shareholders an equal opportunity to participate regardless of their geographic location or the particular constraints, circumstances or risks that they may be facing as a result of COVID-19.
It should be noted that the vast majority of our shareholders vote in advance of the meeting by proxy and are encouraged to continue to do so via the various channels outlined in the Circular. The virtual Meeting does not change voting by proxy. However, those that wish to participate in the virtual Meeting or to appoint a proxy to participate, are encouraged to carefully read the instructions in the Circular and in particular the procedure for appointing yourself or a proxy.
The record date for the Meeting is March 31, 2020. The record date is the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

This notice is accompanied by the Circular and either a proxy form or a voting instruction form. If previously requested, a copy of the audited consolidated financial statements and management’s discussion and analysis (“MD&A”) of New Gold for the year ended December 31, 2019 will also accompany this notice. Copies of New Gold’s annual and interim financial statements and MD&A are also available under New Gold’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on New Gold’s website at www.newgold.com. As described in the notice and access notification mailed to shareholders, New Gold is using the notice and access method for delivering this notice and the Circular to shareholders. This notice and the Circular will be available on New Gold’s website at www.newgold.com/investors/events-and-presentations/presentations-events-and-webcasts/annual-meeting-of-shareholders/ and under New Gold’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
We value your opinion and participation in the Meeting as a shareholder of New Gold. For your information, the Meeting is not expected to include a formal presentation by management, but there will be an opportunity for shareholders to ask questions. Please review the accompanying Circular before voting, as it contains important information about the Meeting. It is important that you exercise your vote, either virtually at the Meeting or by proxy. Any questions regarding voting your shares should be directed to New Gold’s proxy solicitation agent, Kingsdale Advisors, which can be reached by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 1-416-867-2272, or by email at contactus@kingsdaleadvisors.com. Any proxies to be used or acted on at the Meeting must be deposited with New Gold’s transfer agent, Computershare Investor Services, by 4:00 p.m. (Eastern time) on May 15, 2020, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.
DATED at Toronto, Ontario this 3rd day of April, 2020.
By Order of the Board of Directors

Ian Pearce
Chair of the Board

TABLE OF CONTENTS

GENERAL INFORMATION	4
MEETING AND VOTING INFORMATION	5
VOTING INFORMATION	6
How do I Vote if I am a Registered Shareholder?	7
How do I Vote if I am a Non-Registered (or Beneficial) Shareholder?	8
BUSINESS OF THE MEETING	13
1.	Receiving the Audited Consolidated Financial Statements	13
2.	Board Size Resolution	13
3.	Election of Directors	13
4.	Appointment of Auditor	23
5.	Approval of Unallocated Options Issuable Under the Stock Option Plan	23
6.	Approval of Amendments and Approval of Unallocated Performance Share Units Issuable Under the Long Term Incentive Plan	25
7.	Say on Pay Advisory Vote	27
STATEMENT OF EXECUTIVE COMPENSATION	28
Compensation Discussion and Analysis	35
Summary Compensation Table	53
Termination and Change of Control Benefits	57
EQUITY COMPENSATION PLANS	60
STATEMENT OF DIRECTOR COMPENSATION	69
CORPORATE GOVERNANCE PRACTICES	73
Board of Directors	74
Board of Directors Governance	81
OTHER INFORMATION	86
SCHEDULE A – BOARD OF DIRECTORS MANDATE	88
SCHEDULE B – STOCK OPTION PLAN	94
SCHEDULE C – LONG TERM INCENTIVE PLAN	95

 GENERAL INFORMATION
Unless otherwise stated, the information contained in this Circular is as of March 31, 2020, and all dollar amounts in this Circular refer to United States dollars. Canadian dollars are referred to as “C$”. Unless otherwise stated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of US$1.00 = C$1.3269 for 2019, US$1.00 = C$1.2957 for 2018 and US$1.00 = C$1.2986 for 2017, being the average rate for 2019, 2018 and 2017 quoted by the Bank of Canada for each respective year.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

MEETING AND VOTING INFORMATION
WHO IS SOLICITING MY PROXY?
You have received this management information circular (the “Circular”) because you owned common shares (“Shares”) of New Gold Inc. (“New Gold” or the “Company”) as of the close of business on the record date of March 31, 2020, and are entitled to receive notice of, and vote at, our annual general and special meeting of shareholders (“Meeting”).
Management is soliciting your proxy for the Meeting. While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of New Gold. The Company has also retained the services of Kingsdale Advisors (“Kingsdale”) to solicit proxies on behalf of management. Fees for Kingsdale’s solicitation services are anticipated to be C$55,125 plus disbursements. The costs of preparing and distributing Meeting materials and the cost of soliciting proxies will be borne by New Gold.
Shareholders with questions about voting their Shares may contact Kingsdale by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 1-416-867-2272, or by email at contactus@kingsdaleadvisors.com.
References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.
HOW ARE MEETING MATERIALS BEING DELIVERED TO SHAREHOLDERS?
New Gold is using the notice and access regime (“Notice and Access”) adopted by the Canadian securities regulators for the delivery of the notice of meeting (the “Notice of Meeting”), the Circular and the proxy form or voting instruction form (collectively, the “Meeting Materials”), as applicable, to registered and beneficial shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders received a copy of the Notice of Meeting with instructions for accessing the remaining Meeting Materials online. New Gold has adopted the Notice and Access delivery process to further its commitment to environmental sustainability and to reduce its printing and mailing costs.
New Gold has sent the Notice of Meeting and proxy form directly to registered shareholders and has distributed copies of the Notice of Meeting and voting instruction form to non-registered shareholders through the intermediaries and clearing agencies. Management of New Gold does not intend to pay for intermediaries to forward the Meeting Materials to objecting beneficial owners under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. An objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.
Shareholders may request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date this Circular is filed on SEDAR. Requests may be made through New Gold’s website, www.newgold.com, or by calling 1-888-315-9715. To receive the Meeting Materials in advance of the proxy cut-off deadline (as defined below) and Meeting date, New Gold must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy cut-off deadline.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

WHEN AND WHERE IS THE MEETING BEING HELD?
The Meeting is being held virtually at https://web.lumiagm.com/124583443 at 4:00 p.m. (Eastern time) on May 20, 2020, for the purposes set out in the Notice of Meeting.
WHY IS NEW GOLD HOLDING THE MEETING VIRTUALLY?
New Gold has been carefully monitoring developments with respect to the global health crisis caused by COVID-19. In light of New Gold’s unwavering commitment to the health and well-being of its shareholders, employees, communities and other stakeholders, New Gold’s Board of Directors and management have concluded that the most responsible course of action is to conduct the Meeting virtually. New Gold firmly believes that a virtual Meeting gives all shareholders an equal opportunity to participate regardless of their geographic location or the particular constraints, circumstances or risks that they may be facing as a result of COVID-19.
HOW MANY SHAREHOLDERS ARE NEEDED TO REACH A QUORUM?
The Company must have at least two people present at the Meeting who hold, or represent by proxy, in aggregate, at least 5% of the issued and outstanding Shares of New Gold entitled to be voted at the Meeting. Shareholders who participate in and/or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.
DOES ANY SHAREHOLDER BENEFICIALLY OWN 10% OR MORE OF THE OUTSTANDING NEW GOLD SHARES?
According to public filings with the United States Securities and Exchange Commission, as of February 11, 2020, Van Eck Associates Corporation had control of 75,604,285 Shares of New Gold, representing approximately 11.2% of the issued and outstanding Shares. To the knowledge of the directors and executive officers of New Gold, as of the date of this Circular, no other person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of New Gold.
VOTING INFORMATION
WHO CAN VOTE?
You are entitled to receive notice of, and to vote at, the Meeting if you held Shares of New Gold at the close of business on the record date for the Meeting, being March 31, 2020. As of the record date, New Gold had 676,013,419 Shares issued and outstanding. Each Share entitles the holder to one vote on the items to be voted on at the Meeting.
HOW DO I VOTE MY SHARES?
The manner in which you vote your Shares depends on whether you are a registered shareholder or a non-registered (or beneficial) shareholder. You are a registered shareholder if you have a Share certificate issued in your name and appear as the registered shareholder on the books of Company. You are a non-registered shareholder if your New Gold Shares are registered in the name of an intermediary, such as a bank, trust company, investment dealer, clearing agency or other institution.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

If you are not sure whether you are a registered or non-registered shareholder, please contact Kingsdale by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 1-416-867-2272, or by email at contactus@kingsdaleadvisors.com.
How do I vote if I am a registered shareholder?
Voting by Proxy
Voting by proxy is the easiest way for registered shareholders to cast their vote. You can vote by proxy in any of the following ways:
By Telephone:
Call Computershare toll-free in North America 1-866-732-8683 or outside North America 1-312-588-4290. You will need your 15-digit control number, which can be found on your proxy form.

Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. See below under the heading “How will my Shares be voted if I return a proxy?” for more information.

By Internet:
Go to Computershare’s website at www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which can be found on your proxy form. See below under the heading “How will my Shares be voted if I return a proxy?” for more information.

By Mail or Fax:
Complete, sign and date your proxy form and return it to Computershare, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1 in the envelope provided or fax a copy of the completed, signed and dated proxy form to Computershare at 1-866-249-7775. See below under the heading “How will my Shares be voted if I return a proxy?” for more information.

You may appoint a person other than the directors and officers designated by the Company on your proxy form to represent you and vote on your behalf at the Meeting. This person does not have to be a shareholder. To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign, and date the proxy form, and return it to Computershare as instructed. In addition, for your proxyholder to attend and participate in the virtual Meeting, you must also register the appointment of your proxyholder at www.computershare.com/newgold and provide Computershare with your proxyholder’s contact information so that Computershare may provide the proxyholder with a Username via email. Registering your proxyholder is an additional step which must be completed by no later than 4:00 p.m. (Eastern time) on May 15, 2020. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Please ensure that the person you appoint is aware that he or she has been appointed to attend the virtual Meeting on your behalf.
If you have complied with the steps described above, prior to the Meeting, Computershare will contact your proxyholder via e-mail with a unique Username/control number which will allow your proxyholder to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a control number, you or your proxyholder will not be able to ask questions or vote at the Meeting. Please see below, under the headings “How can I log in to the virtual Meeting” and “How will my Shares be voted if I return a proxy?” for more information.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Voting in Person via Internet Webcast
Registered shareholders have the ability to participate, ask questions, and vote at the Meeting using the LUMI meeting platform. Eligible registered shareholders may log in at https://web.lumiagm.com/124583443, click on “I have a Control Number”, enter the 15-digit control number found on the proxy, and the password ngd2020 (case sensitive), then click on the “Login” button. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. Non-registered shareholders must follow the procedures outlined below to participate in the Meeting using the LUMI meeting platform. Non-registered shareholders who fail to comply with the procedures outlined below may nonetheless view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest” or on our website at www.newgold.com/investors/events-and-presentations/presentations-events-and-webcasts/annual-meeting-of-shareholders/.
How do I vote if I am a non-registered (or beneficial) shareholder?
Submitting Voting Instructions
You will receive a voting instruction form that allows you to vote on the Internet, by telephone, by fax, or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form. Alternatively, you may receive from your intermediary a pre-authorized proxy form indicating the number of Shares to be voted, which you should complete, sign, date, and return as directed on the form. Each intermediary has its own procedures which should be carefully followed by non-registered shareholders to ensure that their Shares are voted by their intermediary on their behalf at the Meeting.
New Gold may utilize the Broadridge QuickVote™ service to assist non-registered shareholders with voting their Shares over the telephone. Alternatively, Kingsdale may contact non-registered shareholders who do not object to their name being known to the Company to assist them with conveniently voting their Shares directly over the phone. If you have any questions about the Meeting, please contact Kingsdale by telephone at 1-866-581-1477 (toll-free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com.
Voting in Person Via Internet Webcast
New Gold does not have access to the names or holdings of non-registered shareholders. This means that you can only vote your Shares virtually at the Meeting if: (a) you have previously appointed yourself as the proxyholder for your Shares by printing your name in the space provided on your voting instruction form and submitting it as directed on the form; and (b) by no later than 4:00 p.m. (Eastern time) on May 15, 2020, you have registered your appointment at www.computershare.com/newgold. If you have completed these two steps within the required timeframe, then, prior to the Meeting, Computershare will contact you via e-mail with your unique Username/control number which will allow you to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a control number, you will not be able to ask questions or vote at the Meeting.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

You may also appoint a person other than the directors and officers designated by the Company as the proxyholder for your Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. If your proxyholder intends to participate in the virtual Meeting, you will need to register the appointment of your proxyholder at www.computershare.com/newgold by no later than 4:00 p.m. (Eastern time) on May 15, 2020. If your proxyholder has been properly appointed, Computershare will contact your proxyholder via e-mail prior to the Meeting with a Username/control number which will allow your proxyholder to participate in, and vote at, the Meeting using the LUMI meeting platform.
Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to Computershare before 4:00 p.m. (Eastern time) on May 15, 2020. If you plan to participate in the virtual Meeting (or to have your proxyholder attend the virtual Meeting), you or your proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by your intermediary well in advance of the Meeting to allow them to forward the necessary information to Computershare before 4:00 p.m. (Eastern time) on May 15, 2020. You should contact your intermediary well in advance of the Meeting and follow its instructions if you want to participate in the virtual Meeting.
Please see below under the heading “How can I log in to the virtual Meeting?” for more information.
Notice for US beneficial holders
To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your intermediary and then register in advance to attend the Meeting. Follow the instructions from your intermediary included with the proxy materials or contact your intermediary to request a legal proxy form. After first obtaining a valid legal proxy form from your intermediary, to then register to attend the virtual Meeting, you must submit a copy of your legal proxy form to Computershare. Requests for registration should be directed to:
Computershare
100 University Avenue
8th Floor
Toronto, Ontario
M5J 2Y1
OR
Email at uslegalproxy@computershare.com
Requests for registration must be labeled as “Legal Proxy” and be received no later than May 15, 2020 at 4:00 p.m. (Eastern time). You will receive a confirmation of your registration by email after we receive your registration materials. Please note that you are also required to register your appointment at www.computershare.com/newgold. Once you have complied with those two steps, Computershare will contact you prior to the Meeting via e-mail with your unique Username/control number which will allow you to log in to the live webcast and vote at the Meeting at http://web.lumiagm.com/124583443 using the LUMI meeting platform. Without a control number, you will not be able to ask questions or vote at the Meeting.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

IS THERE A DEADLINE FOR MY PROXY TO BE RECEIVED?
Yes. In order for your Shares to be voted, New Gold must receive your voting instructions by 4:00 p.m. (Eastern Time) on Friday, May 15, 2020 (the “proxy cut-off deadline”) to ensure that your Shares are voted at the Meeting. If the Meeting is adjourned or postponed, your proxy must be received by 4:00 p.m. (Eastern Time) on the second-last business day before the reconvened meeting.
As noted above, if you are a non-registered shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of the proxy cut-off deadline to allow your intermediary time to forward this information to Computershare by the proxy cut-off deadline. New Gold reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but New Gold is under no obligation to accept or reject any particular late proxy.
HOW CAN I LOG IN TO THE VIRTUAL MEETING?
Only shareholders of record at the close of business on March 31, 2020 and other permitted attendees may virtually attend the Meeting. Attending the Meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves or a third-party proxyholder, to participate, ask questions, and vote at the Meeting using the LUMI meeting platform. Guests, including non-registered shareholders who have not duly appointed themselves or a third party as proxyholder, can log in to the virtual Meeting as a guest. Guests may listen to the Meeting but will not be entitled to vote or ask questions.
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Registered shareholders and duly appointed proxyholders may log in online at https://web.lumiagm.com/124583443, click on “I have a Control Number”, enter the 15-digit control number found on the proxy or provided to a duly appointed proxyholder, as applicable, and the password ngd2020 (case sensitive), then click on the “Login” button. New Gold recommends that you log in at least one hour before the Meeting begins. For registered shareholders, the control number is located on your proxy form. For duly appointed proxyholders (including non-registered shareholders who have appointed themselves), your control number will be provided by Computershare provided that you or your proxyholder has been duly appointed in accordance with the procedures outlined in this Circular.

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Non-registered shareholders may view a live webcast of the Meeting by going to the same URL noted above and clicking on “I am a guest” or on our website at www.newgold.com/investors/events-and-presentations/presentations-events-and-webcasts/annual-meeting-of-shareholders/.

During the Meeting, you must ensure that you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. You will need the latest version of Chrome, Safari, Internet Explorer 11, Edge or Firefox. It is your responsibility to ensure Internet connectivity.
HOW WILL MY SHARES BE VOTED IF I RETURN A PROXY?
By completing and returning a proxy form, you are authorizing the person named in the proxy to attend the Meeting and vote your Shares on each item of business according to your instructions. If you sign and return your proxy form without designating a proxyholder and do not give voting instructions or specify that you want your Shares withheld from voting, the New Gold representatives will vote your Shares as follows:

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

●	FOR setting the size of the board of directors of the Company at seven;
●	FOR the election of the nominee directors to the Board;
●	FOR the appointment of Deloitte LLP as the Company’s auditor and the authorization of the directors to fix the auditor’s remuneration;
●	FOR the approval of all unallocated options under the Company’s stock option plan;
●	FOR t●IF THERE ARE AMENDMENTS, VARIATIONS OR OTHER MATTERS BROUGHT BEFORE THE MEETING?
Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting. Your proxy is effective at any continuation following an adjournment of the Meeting. As of March 31, 2020, no director or officer of the Company is aware of any variation, amendment, or other matter to be presented for a vote at the Meeting.
HOW DO I REVOKE MY PROXY?
If you change your mind about how you wish to vote your Shares, you can revoke your proxy in one of the following ways:
●	Voting again on the Internet or by phone before 4:00 p.m. (Eastern time) on May 15, 2020;
●
Completing a proxy form or voting instruction form that is dated later than the proxy form or voting instruction form that you are changing, and mailing it or faxing it as instructed on your proxy form or voting instruction form, as the case may be, so that it is received before 4:00 p.m. (Eastern time) on May 15, 2020; or

●	Any other means permitted by law.
If you are a registered shareholder, you can also revoke a vote you made by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 4:00 p.m. (Eastern time) on May 15, 2020, or giving notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or at any adjournment. The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.
OTHER IMPORTANT INFORMATION
WHAT IS THE DEADLINE FOR MAKING A SHAREHOLDER PROPOSAL AT THE NEXT ANNUAL MEETING OF SHAREHOLDERS?
The final date for submission of proposals to shareholders for inclusion in the information circular in connection with next year’s annual meeting of shareholders is February 19, 2021.
ARE THERE ANY SHAREHOLDER PROPOSALS BEING CONSIDERED AT THE MEETING?
There are no shareholder proposals being considered at the Meeting.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

WHERE CAN I FIND FINANCIAL INFORMATION RELATING TO THE COMPANY?
New Gold’s financial information is contained in our comparative audited annual financial statements for the year ended December 31, 2019, and related Management Discussion & Analysis (“MD&A”), both of which can be found under the Company’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at https://www.newgold.com/investors/financial-information/reports-and-financials/default.aspx.
HOW DO I NOMINATE A CANDIDATE FOR ELECTION TO THE BOARD?
The Company adopted an Advance Notice Policy in 2015. Shareholders are required to comply with the Advance Notice Policy in connection with director nominations other than pursuant to a meeting requisition or shareholder proposal. Among other things, the Advance Notice Policy requires the nominating shareholder to provide to New Gold certain information regarding the shareholder and the shareholder’s proposed nominees and sets out specific timelines for providing that information. A copy of the Advance Notice Policy is available on the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Corporate Governance and Nominating Committee will consider candidates submitted by shareholders on the same basis as any other candidate. As of the date of this Circular, the Company has not received any notice of a shareholder’s intention to nominate directors at the meeting pursuant to the Advance Notice Policy.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

BUSINESS OF THE MEETING
1.	RECEIVING THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
New Gold’s consolidated financial statements, including the auditor’s report thereon, for the year ended December 31, 2019 will be placed before the Meeting. The audited consolidated financial statements are available on New Gold’s website at www.newgold.com, SEDAR at www.sedar.com and EDGAR at www.sec.gov. Printed copies will be mailed to registered shareholders and Non-Registered Shareholders who requested them. For information on how to request a printed copy of New Gold’s audited consolidated financial statements, please see “Meeting and Voting Information – How are Meeting Materials Being Delivered to Shareholders?” on page 5 of this Circular.
2.	BOARD SIZE RESOLUTION
The Company’s Articles require that the board of directors (the “Board”) of New Gold consist of the greater of three directors or the number set by ordinary resolution. At the Meeting, the seven persons named below will be proposed for election as directors of the Company. New Gold is asking shareholders to set, by ordinary resolution, the number of directors of the Company at seven.
Unless directed otherwise in the form of proxy, the persons named in the form of proxy intend to vote FOR setting the Board size at seven persons.
3.	ELECTION OF DIRECTORS
At the Meeting, the seven persons named below will be proposed for election to the Board (“Nominees”). Six of the seven Nominees (86%) are independent.
During 2019, Nick Chirekos was appointed to the Board and he will be nominated for election by shareholders for the first time at the Meeting. Mr. Chirekos is independent.
Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the election of each of the Nominees.
Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, the persons named in the proxy reserve the right to nominate and vote for the election of another individual at their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of New Gold following his or her election or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of New Gold.
The Board has adopted an Advance Notice Policy for the nomination of directors in certain circumstances. A copy of the Advance Notice Policy is available on New Gold’s website at www.newgold.com. As of the date of this Circular, the Company has not received notice of any director nominations in connection with the Meeting.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

The Board has adopted a Majority Voting Policy which stipulates that if a Nominee receives a greater number of votes “withheld” from his or her election than votes “in favour” of his or her election, the Nominee will submit his or her resignation promptly after such meeting (to take effect upon acceptance by the Board) for consideration by the Corporate Governance and Nominating Committee. After reviewing the matter, the Corporate Governance and Nominating Committee will make a recommendation to the Board, provided that the Board must accept the resignation absent exceptional circumstances. The Board’s subsequent decision will be publicly disclosed (with reasons for its decision in the event the Board declines to accept the resignation). The Nominee will not participate in any Corporate Governance and Nominating Committee or Board deliberations regarding the resignation offer. The Majority Voting Policy does not apply in circumstances involving contested director elections. A copy of the Majority Voting Policy is available on New Gold’s website at www.newgold.com.
The following pages contain brief biographies for each of the Nominees. The information provided includes the following for each Nominee: their principal occupation; description of their principal occupation, business or employment within the past five years; details of residence; independence status; age; date they first became a director of New Gold; areas of expertise; and number of common shares, other securities, share units and stock options (“Options”) of New Gold beneficially owned directly or indirectly, or over which control or direction is exercised by the Nominee as at March 31, 2020. The biographies have each been reviewed by the respective Nominee.

Ontario, Canada Age: 50 Director since September 12, 2018 Non-Independent
RENAUD ADAMS
Renaud Adams has 25 years of experience in the mining industry. He was the President and Chief Executive Officer of Richmont Mines Inc. from 2014 until the sale of the company to Alamos Gold in November 2017. During Mr. Adams’ time at Richmont Mines, production at the company’s principal mine more than doubled, mineral reserves more than tripled, and costs were reduced to make the Island Gold Mine in Ontario one of the lowest cost operating underground mines in the Americas. From 2011 to 2014, Mr. Adams was the Chief Operating Officer at Primero Mining Corporation, and prior to that he was with IAMGOLD Corporation from 2007 to 2011 as the General Manager of the Rosebel mine in Suriname and then the Senior Vice President, Americas Operations. Prior to IAMGOLD, Mr. Adams held various senior operations positions at mining operations located in the Americas. Mr. Adams is also a director of GT Gold Corp. Mr. Adams holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University in Quebec, Canada. Mr. Adams’ principal occupation is as the President and Chief Executive Officer of New Gold.

Securities Held(1)
Number of Common Shares	Number of PSUs & RSUs(4)	Number of Options
March 31, 2020	600,000	1,853,802	1,203,947
March 6, 2019	400,000	485,559	360,197
Change	200,000	1,368,243	843,750

Areas of Expertise	Director Election – Voting Results(2)
Mining Industry and/or Operations; Public Company Boards and/or Corporate Governance; Health, Safety, Environment, Sustainability and/or Risk Management; Talent Management; Strategic Planning and/or M&A
Year	For	Withheld
2019	99.4%	0.6%

Board and Committee Membership and Attendance 2019(3)	Other Public Directorships
Board	4 of 4	GT Gold Corp.	Since 2018

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Colorado, United States Age: 61 Director since May 27, 2019 Independent
NICHOLAS CHIREKOS
Nick Chirekos was appointed to the Board on May 27, 2019 and has more than 25 years of experience in investment banking and capital markets, with a focus on the mining industry. He served in various investment banking roles at J.P. Morgan Securities Inc. from 1987 until his retirement in 2016. His roles included Managing Director, North American Head of Mining from 2002 to 2016, and Global Head of Mining and Metals from 2000 to 2002. He brings extensive expertise in mergers and acquisitions, equity, equity linked and fixed income transactions and was formerly a member of J.P. Morgan’s Investment Banking North American Reputational Risk Committee. Mr. Chirekos is also a director of Peabody Energy Corporation and the Reiman School of Finance Advisory Board at the University of Denver’s Daniels College of Business. He holds a Bachelor of Science degree from the University of Denver and a Master of Business Administration degree from New York University. Mr. Chirekos’ principal occupation is as a corporate director.

Securities Held(1)
		Number of Common Shares	Number of DSUs	Number of Options
March 31, 2020		-	107,698	-

Areas of Expertise		Director Election – Voting Results(2)
Mining Industry and/or Operations; Capital Markets, Finance and/or Accounting; Public Company Boards and/or Corporate Governance; Talent Management; Strategic Planning and/or M&A		Year	For	Withheld
Not Applicable

Board and Committee Membership and Attendance 2019(3)		Other Public Directorships
Board	2 of 2	Peabody Energy Corporation		Since 2017
Audit Committee	1 of 1
Corporate Governance and Nominating Committee	0 of 0

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com

United Kingdom Age: 48 Director since April 25, 2018 Independent
GILLIAN DAVIDSON
Gillian Davidson has 20 years of experience as an internal and external advisor to companies and other organizations regarding sustainability, social license and community relations. Most recently, Dr. Davidson was the Head of Mining and Metals for the World Economic Forum from 2014 to 2017, where she led global and regional engagement and multi-stakeholder initiatives to advance responsible and sustainable mining. From 2008 to 2014, she was Director of Social Responsibility at Teck Resources Limited, supporting social and environmental commitments and performance across the mining lifecycle. Before joining Teck, Dr. Davidson held roles related to community development, environment and natural resources as a consultant and in government. Dr. Davidson presently serves as a director on the board of Central Asia Metal Limited and serves as the Chair of the Sustainability Committee and was a director of Lydian International Limited until March 2020. Dr. Davidson has an Honours Master of Arts in Geography from the University of Glasgow, a PhD in Development Economics and Economic Geography from the University of Liverpool and is an alumna of the Governor General of Canada’s Leadership Conference. Dr. Davidson is the chair of International Women in Mining. Dr. Davidson’s principal occupation is as a consultant.

Securities Held(1)
Number of Common Shares	Number of DSUs	Number of Options
March 31, 2020	-	209,396	-
March 6, 2019	-	29,070	-
Change	-	180,326	-

Areas of Expertise	Director Election – Voting Results(2)
Mining Industry and/or Operations; Health, Safety, Environment, Sustainability and/or Risk Management; Strategic Planning and/or M&A; Government Relations and/or Legal	Year	For	Withheld
2019	99.1%	0.9%
2018	99.3%	0.7%

Board and Committee Membership and Attendance 2019(3)	Other Public Directorships
Board	4 of 4	Central Asia Metal Limited	Since 2019
Technical and Sustainability Committee, Chair	4 of 4
Corporate Governance and Nominating Committee	2 of 2

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com

British Columbia, Canada Age: 68 Director since July 9, 2018 Independent
JAMES GOWANS
Jim Gowans has more than 30 years of experience in mineral exploration, mine feasibility studies, mine construction and commissioning and the development of best practices in mine safety, operations and economic performance improvement. From January 2016 to August 2018, he was the President and Chief Executive Officer of Arizona Mining Inc. Previously, he was with Barrick Gold Corporation as Senior Advisor to the Chairman from August to December 2015, Co-President from July 2014 to August 2015, and Executive Vice President and Chief Operating Officer from January to July 2014. From 2011 to 2014, Mr. Gowans was the Managing Director of Debswana Diamond Company (Pty) Ltd., and prior to that he held executive positions at various companies including De Beers SA, De Beers Canada Inc., PT Inco Indonesia tbk and Placer Dome Inc. Mr. Gowans previously served as the President of the Canadian Institute of Mining, Metallurgy and Petroleum, the Chair of the Board of the Mining Association of Canada, and a director of the Conference Board of Canada. He currently serves on the boards of directors of Cameco Ltd., Titan Mining Corporation and Trilogy Metals Inc. Mr. Gowans is a Professional Engineer, holds a Bachelor of Applied Science degree in mineral engineering from the University of British Columbia, and attended the Banff School of Advanced Management. Mr. Gowans’ principal occupation is as a corporate director.

Securities Held(1)
		Number of Common Shares	Number of DSUs	Number of Options
March 31, 2020		30,000	214,963	-
March 6, 2019		-	45,907	-
Change		-	169,056	-

Areas of Expertise		Director Election – Voting Results(2)
Mining Industry and/or Operations; Public Company Boards and/or Corporate Governance; Health, Safety, Environment, Sustainability and/or Risk Management; Talent Management; Strategic Planning and/and M&A; Government Relations and/or Legal
		Year	For	Withheld
		2019	99.3%	0.7%

Board and Committee Membership and Attendance 2019(3)		Other Public Directorships
Board	4 of 4	Trilogy Metals Inc.		Since 2019
Audit Committee	3 of 3	Titan Mining Corporation		Since 2018
Human Resources and Compensation Committee, Chair	4 of 4	Cameco Ltd.		Since 2009
Technical and Sustainability Committee	4 of 4
.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com

Ontario, Canada Age: 61 Director since April 25, 2018 Independent
MARGARET MULLIGAN
Margaret (Peggy) Mulligan has over 35 years of experience in audit and finance. From 2008 to 2010, Ms. Mulligan was the Executive Vice President and Chief Financial Officer of Biovail Corporation and from 2005 to 2007 she was the Executive Vice President and Chief Financial Officer of Linamar Corporation. From 1994 to 2004, Ms. Mulligan was the Senior Vice President, Audit and Chief Inspector and then the Executive Vice President, Systems and Operations of The Bank of Nova Scotia. Before joining Scotiabank, she was an Audit Partner with PricewaterhouseCoopers. She holds a Bachelor of Math (Honours) from the University of Waterloo and is a Chartered Professional Accountant, FCPA, CA. Ms. Mulligan also serves as a director on the board of Canadian Western Bank. Ms. Mulligan’s principal occupation is as a corporate director.

Securities Held(1)
		Number of Common Shares	Number of DSUs	Number of Options
March 31, 2020		-	200,380	-
March 6, 2019		-	29,070	-
Change		-	171,310	-

Areas of Expertise		Director Election – Voting Results(2)
Capital Markets, Finance and/or Accounting; Public Company Boards and/or Corporate Governance; Health, Safety, Environment, Sustainability and/or Risk Management; Talent Management; Strategic Planning and/or M&A; Government Relations and/or Legal
		Year	For	Withheld
		2019	99.1%	0.9%
		2018	99.3%	0.7%

Board and Committee Membership and Attendance 2019(3)		Other Public Directorships
Board	4 of 4	Canadian Western Bank		Since 2017
Audit Committee	4 of 4
Corporate Governance and Nominating Committee, Chair	2 of 2

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Ontario, Canada Age: 63 Director since April 27, 2016 Independent
IAN PEARCE
Ian Pearce is the Chair of the Board of New Gold. Mr. Pearce has over 35 years of experience in the mining industry. From 1993 to 2003, Mr. Pearce held progressively more senior engineering and project management roles with Fluor Inc., including managing numerous significant development projects in the extractive sector. From 2003 to 2006, Mr. Pearce held executive roles at Falconbridge Limited, including Chief Operating Officer, and he subsequently served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc, from 2006 to 2013. From 2013 to 2017, Mr. Pearce was a partner of X2 Resources, a private partnership focused on building a mid-tier diversified mining and metals group. Mr. Pearce currently serves as the Chair of the Board of MineSense Technologies Ltd., a technology company seeking to improve the ore extraction and recovery process, and a Senior Advisor at KoBold Metals, a company that deploys digital tools to discover new cobalt deposits. He is a director of Nexa Resources S.A. as well as Vice Chair and Director of Outotec Oyj. He served as the Chair of the Board of Nevsun Resources Ltd. up to its acquisition by Zijin Mining Group Co. Ltd. in December 2018. He holds a Higher National Diploma in Engineering (Mineral Processing) and a Bachelor of Science degree from the University of the Witwatersrand in South Africa. Mr. Pearce’s principal occupation is as a corporate director.

Securities Held(1)
		Number of Common Shares	Number of DSUs	Number of Options
March 31, 2020		27,200	378,834	117,198
March 6, 2019		27,200	112,853	117,198
Change		-	265,981	-

Areas of Expertise		Director Election – Voting Results(2)
Mining Industry and/or Operations; Public Company Boards and/or Corporate Governance; Health, Safety, Environment, Sustainability and/or Risk Management; Talent Management; Strategic Planning and/or M&A.
		Year	For	Withheld
		2019	99.0%	1.0%
		2018	98.4%	1.6%
		2017	96.9%	3.1%

Board and Committee Membership and Attendance 2019(3)		Other Public Directorships
Board, Chair	4 of 4	Nexa Resources S.A.		Since 2019
Corporate Governance and Nominating Committee	2 of 2	Outotec Oyj		Since 2015
Human Resources and Compensation Committee	4 of 4
Technical and Sustainability Committee	4 of 4

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Alberta, Canada Age: 60 Director since June 26, 2017 Independent
MARILYN SCHONBERNER
Marilyn Schonberner served as the Chief Financial Officer and Senior Vice President, and an Executive Director, of Nexen Energy ULC from January 2016 to June 2018. She joined Nexen in 1997 and over her 21 year career with the company held positions of increasing responsibility including General Manager of Human Resources Services, Director of Corporate Audit, Director of Business Services U.K. and Treasurer and Vice President of Corporate Planning. Prior to joining Nexen, Ms. Schonberner spent over 15 years in finance, strategic planning and organization development in the energy sector and as a consultant. Ms. Schonberner currently serves on the board of directors of Wheaton Precious Metals Corp. and she is a member of the Executive Committee of the Calgary Chapter of the Institute of Corporate Directors. Ms. Schonberner holds a Bachelor of Commerce from the University of Alberta and a Master of Business Administration from the University of Calgary. She is a CPA, CMA and a Certified Internal Auditor. Ms. Schonberner completed the Senior Executive Development Programme at the London Business School and has obtained the ICD.D designation from the Institute of Corporate Directors. Ms. Schonberner’s principal occupation is as a corporate director.

Securities Held(1)
		Number of Common Shares	Number of DSUs	Number of Options
March 31, 2020		-	256,520	-
March 6, 2019		-	67,177	-
Change		-	189,343	-

Areas of Expertise		Director Election – Voting Results(2)
Capital Markets, Finance and/or Accounting; Public Company Boards and/or Corporate Governance; Health, Safety, Environment, Sustainability and/or Risk Management; Talent Management; Strategic Planning and/or M&A.
		Year	For	Withheld
		2019	99.0%	1.0%
		2018	99.2%	0.8%

Board and Committee Membership and Attendance 2019(3)		Other Public Directorships
Board	4 of 4	Wheaton Precious Metals Corp.		Since 2018
Audit Committee, Chair	4 of 4
Human Resources and Compensation Committee	4 of 4

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

(1)
Information regarding the securities held by each Nominee, including the number of common shares beneficially owned directly or indirectly or over which control or direction is exercised, has been provided by the relevant Nominee.

(2)	Annual voting results for the last three years in which the Nominee was nominated for election to the Board.
(3)
Attendance by each director at Board and Committee meetings is based on the number of meetings held during the period of the calendar year during which the director was a member of the Board and/or the applicable Committee. For more information on changes in Committee membership in 2019 see the section titled “Meetings of the Board and Committees of the Board” on page 80.

(4)
Includes 1,087,643 performance share units (“PSUs”) and 456,081 restricted share units (“RSUs”). On the Entitlement Date (as defined below) of the PSUs, the cash payment and/or number of shares to be issued in satisfaction of the PSUs granted in 2020 will vary from 0% to 200% of the number of PSUs granted (PSUs granted in prior years will vary from 50% to 150% of the number of PSUs granted), based on the Achieved Performance (as defined below).

Cease Trade Orders or Bankruptcies
As at the date of this Circular, no Nominee is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including New Gold) that:
(i)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an Order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer.

As at the date of this Circular, no Nominee:
(i)
is, or has been within the past ten years, a director or executive officer of any company (including New Gold) that, while the Nominee was acting in that capacity, or within a year of the Nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(ii)
has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee; or

(iii)
has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Additional Information Regarding the Board
For additional information regarding New Gold’s Board, including compensation and corporate governance practices, see “Statement of Director Compensation” and “Corporate Governance Practices”.
4.	APPOINTMENT OF AUDITOR
Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution to appoint Deloitte LLP as auditor of New Gold to hold office until the close of the next annual meeting of shareholders of New Gold. It is also proposed that shareholders authorize the directors to fix the remuneration to be paid to the auditor. Deloitte LLP has been the auditor of New Gold (or its predecessors) since 2007. Additional information with respect to the Company’s auditor can be found in New Gold’s latest Annual Information Form available at www.sedar.com.
Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of Deloitte LLP as auditor of New Gold until the close of the next annual meeting of shareholders of New Gold and to authorize the directors to fix their remuneration.
5.	APPROVAL OF UNALLOCATED OPTIONS ISSUABLE UNDER THE STOCK OPTION PLAN
In March 2011, New Gold adopted a stock option plan (the “Stock Option Plan”) under which Eligible Persons (as defined below), and being generally directors (subject to certain limits on grants to non-employee directors), employees, officers and eligible contractors of New Gold and its affiliates) may be granted Options to acquire Shares of the Company. The general purpose of the Stock Option Plan is to advance the interests of the Company by providing Eligible Persons with incentives to attract and reward long-term commitments to New Gold by Eligible Persons. A description of the Stock Option Plan is set out in this Circular under “Equity Compensation Plans – Stock Option Plan” on page 60. A copy of the Stock Option Plan, including certain amendments made thereto, is attached to this Circular as Schedule B.
On February 12, 2020, the Board approved amendments to the Stock Option Plan to clarify: (i) that the applicable termination date for an employee that is subject to Canadian law is the later of the last day worked and the end of the applicable statutory notice period; and (ii) that in the event of a conflict between the Stock Option Plan and a participant’s employment agreement, the greater benefit will prevail. These changes are within the authority of the Board under the amending provisions of the Stock Option Plan.
The maximum number of Shares issuable under the Stock Option Plan and all other security-based compensation arrangements of the Company (excluding the Long Term Incentive Plan, as defined below), is 3.5% of the Company’s issued and outstanding Shares (on a non-diluted basis). Because the Stock Option Plan does not have a fixed maximum aggregate number of securities issuable, in accordance with section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under the Stock Option Plan must be approved every three years by a majority of New Gold’s directors and by New Gold’s shareholders. The Stock Option Plan was most recently approved by shareholders on April 26, 2017. As such, the Company must seek shareholder approval at the Meeting for all of the unallocated Options issuable pursuant to the Stock Option Plan.
As at March 31, 2020, the Company had 676,013,419 Shares issued and outstanding (on a non-diluted basis). Accordingly, a maximum of 23,660,469 Shares may be made available for issuance pursuant to Options granted under the Stock Option Plan and all other security-based compensation arrangements of the Company other than the Long Term Incentive Plan. As of March 31, 2020, there were 7,458,314 Options outstanding under the Stock Option Plan, which represents 1.10% of the number of issued and outstanding Shares of New Gold, in respect of which up to 7,458,314 Shares may be issued, leaving 16,202,155 Shares available for grant of further Options, which represents 2.40% of the number of issued and outstanding Shares of New Gold, to the extent approved by shareholders.
If approval is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated Options under the Stock Option Plan until the Company’s 2023 annual shareholders’ meeting (provided that such meeting is held on or before May 20, 2023). If approval is not obtained at the Meeting, the Company must not grant any further Options under the Stock Option Plan and Options which are outstanding as of the date of the Meeting and are subsequently cancelled, terminated or exercised will not be available for a new grant of Options. All Options that have been granted before April 26, 2020 but not yet exercised will continue unaffected.
Stock Option Plan Resolution
At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass a resolution in the form set out below (the “Stock Option Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the grant of unallocated Options issuable pursuant to the Stock Option Plan.
The Stock Option Plan is a key component of New Gold’s compensation program and is used to attract, motivate and retain high calibre employees. Accordingly, the Board recommends the adoption of the Stock Option Plan Resolution. To be effective, the Stock Option Plan Resolution must be approved by not less than a majority of the votes cast by shareholders present in person, or represented by proxy, at the Meeting.
The text of the Stock Option Plan Resolution to be submitted to shareholders at the Meeting is set out below:
“BE IT RESOLVED THAT:

A.	the unallocated Options, rights and entitlements under the Stock Option Plan are hereby approved and authorized;
B.
the Company’s ability to grant Options under the Stock Option Plan, until May 20, 2023 (or such date that is three years after the date of the meeting at which shareholder approval is being sought or any adjournment or postponement thereof), is hereby authorized and approved; and

C.
any director or officer of the Company is authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, and to deliver or cause to be delivered, all such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer be necessary or desirable to give effect to this resolution.”

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the Stock Option Plan Resolution.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

6.	APPROVAL OF AMENDMENTS AND APPROVAL OF UNALLOCATED PERFORMANCE SHARE UNITS ISSUABLE UNDER THE LONG TERM INCENTIVE PLAN
New Gold established its long term incentive plan (“Long Term Incentive Plan”) that provides for time-based restricted share unit awards, or RSUs, and performance-based share unit awards, or PSUs, that may be granted to employees, officers and eligible contractors of the Company and its affiliates as a bonus in consideration of past services to the Company or its affiliates. A description of the Long Term Incentive Plan is set out in this Circular under “Equity Compensation Plans – Long Term Incentive Plan” on page 63. A copy of the Long Term Incentive Plan, including certain amendments being proposed for approval at the Meeting, is attached to this Circular as Schedule C.
On February 12, 2020, the Board approved certain amendments to the Long Term Incentive Plan, subject to shareholder approval as well as the approval of the TSX. The amendments include changes to clarify certain provisions as they relate to participants that are subject to Canadian law (“Canadian Participants”). Notably, the Long Term Incentive Plan was amended to: (i) amend the definition of “Termination” to clarify that for Canadian Participants, termination is effective as of the end of the applicable statutory notice period prescribed by employment standards legislation; (ii) clarify that for Canadian Participants, vesting continues during the statutory notice period; and (iii) clarify that for Canadian Participants, in the event of termination without cause, all unvested share units continue to vest until the end of the statutory notice period. In addition, the Long Term Incentive Plan was amended to provide for a pro-rated cash payment for plan participants that have been terminated without cause with unvested PSUs. A description of the pro-ration mechanic is described in this Circular under “Equity Compensation Plans – Long Term Incentive Plan” on page 63.
While certain of these amendments are of a housekeeping nature and are within the authority of the Board, others require shareholder approval pursuant to the rules of the TSX and in accordance with the terms of the Long Term Incentive Plan. Accordingly, shareholder ratification of these amendments is being sought at the Meeting.
The revised Long Term Incentive Plan was accepted for filing by the TSX on April 2, 2020, subject to approval by the shareholders and the Company satisfying the requirements of the TSX, including the filing of all applicable documentation. If the amendments to the Long Term Incentive Plan are not approved by the majority of shareholders voting in person or by proxy at the Meeting, it will not become effective. Shareholders are encouraged to review the complete text of the Long Term Incentive Plan, including the proposed amendments, which is attached to this Circular as Schedule C.
The Long Term Incentive Plan provides that, at all times, the aggregate number of Shares reserved for issuance on the vesting of PSUs must not exceed 1.25% of the Shares issued and outstanding (on a non-diluted basis). Because the Long Term Incentive Plan does not have a fixed maximum aggregate number of securities issuable, in accordance with section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under the Long Term Incentive Plan must be approved by a majority of New Gold’s directors and by New Gold’s shareholders every three years. The Long Term Incentive Plan was most recently approved by shareholders on April 26, 2017. As such, the Company must also seek shareholder approval at the Meeting for all of the unallocated PSUs issuable pursuant to the Long Term Incentive Plan. RSUs issued under the Long Term Incentive Plan may only be settled in cash.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

In respect of the PSUs granted in December 2017, February 2019 and February 2020 for performance during 2017, 2018 and 2019 respectively, the Board has determined that 55% of the PSUs granted will be cash settled PSUs to account for the payment of withholding taxes (“Cash-Only PSUs”) and the Board expects that 55% of PSU grants in the future will be Cash-Only PSUs. Only PSUs which may be settled in Shares on their Entitlement Date (as defined below) need to be counted when determining the 1.25% limit on the number of Shares that may be reserved for issuance under the Long Term Incentive Plan. As at March 31, 2020, a total of 3,837,551 PSUs was outstanding under the Long Term Incentive Plan, of which 2,110,653 were Cash-Only PSUs. Assuming an Achieved Performance Ratio (as defined below) of 150% for PSUs granted prior to 2020 and an Achieved Performance Ratio of 200% for PSUs granted in 2020, the maximum number of Shares that may be issued to satisfy PSUs on their Entitlement Date is 3,156,915, which represents 0.47% of the number of issued and outstanding Shares of New Gold, leaving 5,293,252 Shares available for future PSUs to be granted under the Long Term Incentive Plan (representing 0.78% of the number of issued and outstanding Shares), excluding Cash-Only PSUs.
If approval is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated PSUs under the Long Term Incentive Plan until the Company’s 2023 annual shareholders’ meeting (provided that such meeting is held on or before May 20, 2023). If approval is not obtained at the Meeting, all existing PSUs will continue unaffected and additional PSUs may be granted in the future, but the Company will not be permitted to issue its Shares to satisfy its obligations on the Entitlement Date of any PSUs that may be granted in the future.
Long Term Incentive Plan Approval Resolution
At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass a resolution in the form set out below (the “Long Term Incentive Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, to approve the amendments to the Long Term Incentive Plan and the grant of unallocated PSUs issuable pursuant to the Long Term Incentive Plan.
Issuing PSUs that can be satisfied in Shares is an important part of the Company’s compensation program. Accordingly, the Board recommends the adoption of the Long Term Incentive Plan Resolution. To be effective, the Long Term Incentive Plan Resolution must be approved by not less than a majority of the votes cast by shareholders present in person, or represented by proxy, at the Meeting.
The text of the Long Term Incentive Plan Resolution to be submitted to shareholders at the Meeting is set out below:
“BE IT RESOLVED THAT:
A.
the amendments to the Long Term Incentive Plan as described in the management information circular dated April 3, 2020 and as reflected in the Long Term Incentive Plan attached as Schedule C thereto, are hereby approved;

B.	the unallocated performance share units issuable pursuant to the Long Term Incentive Plan, as amended, are hereby approved and authorized;
C.
the Company’s ability to grant performance share units under the Long Term Incentive Plan, as amended, until May 20, 2023 (or such date that is three years after the date of the meeting at which shareholder approval is being sought or any adjournment or postponement thereof), is hereby approved and authorized; and

D.
any director or officer of the Company is authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, and to deliver or cause to be delivered, all such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer be necessary or desirable to give effect to this resolution.”

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Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the Long Term Incentive Plan Resolution.

7.	SAY ON PAY ADVISORY VOTE
The Board has adopted a policy that provides for an annual advisory shareholder vote on executive compensation, known as “Say on Pay”. The Say on Pay Policy is designed to enhance accountability for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation through an annual non-binding advisory vote. The Company will disclose the results of the vote as part of its report on voting results for each annual general meeting. The results will not be binding; the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to modify the level and nature of their engagement with shareholders.
If the advisory resolution is not approved by a majority of the votes cast at an annual meeting, the Board will consult with shareholders (particularly those who are known to have voted against the resolution) in order to understand their concerns, and will review New Gold’s approach to compensation in the context of those concerns. Results from the Board’s review will be discussed in New Gold’s management information circular for the following year.
Shareholders are encouraged to review and consider the detailed information regarding New Gold’s approach to compensation under the heading “Statement of Executive Compensation” on page 28.
At the Meeting, shareholders will be asked to consider the following non-binding advisory resolution on the acceptance of New Gold’s approach to executive compensation, known as “Say on Pay”. The resolution conforms to the form of resolution recommended by the Canadian Coalition for Good Governance. Shareholders may vote for or against the following resolution:
“BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept the Board’s approach to executive compensation disclosed under the section entitled “Statement of Executive Compensation” in the Management Information Circular of the Company dated April 3, 2020 delivered in advance of the Meeting.”
The Board and management recommend the adoption of the Say on Pay advisory resolution. Shareholders who vote against the resolution are encouraged to contact the Board using the contact information provided under the heading “Corporate Governance Practices – Shareholder Communication and Engagement” on page 84.
Unless directed otherwise in the form of proxy, the persons named in the accompanying proxy intend to vote FOR the Say on Pay advisory resolution.

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STATEMENT OF EXECUTIVE COMPENSATION
Dear Shareholders:
2019 was an important year for New Gold. The Board appointed a new President and Chief Executive Officer, Renaud Adams, in September 2018 and this has led to many changes in the organization. First, Mr. Adams brought significant change to New Gold’s management, streamlining the executive team and bringing new thinking to the Company. He is currently the Company’s longest tenured officer. Second, he oversaw a change of direction at New Gold’s operations. During 2019, management of the Rainy River and New Afton mines developed new life of mine plans, which were released in February 2020. The Rainy River plan is focused on achieving profitability and the New Afton plan incorporates the internally funded C-zone project, both using conservative gold and copper price assumptions. Third, he has worked to change the market perception of New Gold with increased transparency about the Company’s problems and its solutions while also delivering on cost and production guidance at both mines in 2019. The Board believes these changes and others have positioned the Company for long-term success.
In this year of change, the Board, the Human Resources and Compensation Committee and management have reviewed the Company’s compensation practices with a view to better align with value creation for shareholders and best practices in the Canadian mining industry. This has included engagement with shareholders and listening to their perspectives. From this review, we have implemented several changes discussed in this Circular, including:
●	Reducing options as a part of long-term incentives;
●	Eliminating the minimum payout for performance share units; and
●	Expanding the Company’s equity ownership guidelines and clawback policy to apply to all officers.
In making its compensation decisions for 2019, the Board and Human Resources and Compensation Committee were also mindful of the shareholder experience. They applied a conservative approach in assessing the 2019 Company Scorecard while also recognizing management’s many accomplishments that they believe will deliver long-term value for shareholders, including strengthening the Company’s balance sheet through a combination of the August 2019 equity offering, senior note buyback and the recently announced strategic partnership with Ontario Teachers’ Pension Plan at New Afton.
Determining executive compensation is a key responsibility of the Board. The Board and Human Resources and Compensation Committee are committed to ensuring New Gold’s compensation practices are designed to pay for performance, align management with shareholders and allow us to attract and retain the talent that is essential to delivering long-term value for shareholders.
Jim Gowans
Chair, Human Resources and Compensation Committee

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Governance at a Glance
What We Do
✔	Cap Incentives: Both Short-Term Incentives and PSUs are capped at 200% of target.
✔	Impose a Double Trigger: Executive employment agreements include severance provisions that require a double trigger in the event of a change-in-control.
✔	Maintain a Clawback Policy: Incentive awards made to executive officers are subject to repayment in the event of fraud, misconduct or a restatement of financial statements.
✔	Pay for Performance: A large portion of target executive compensation is at-risk (short-term incentives and long-term incentives); 76% for the CEO and over 60% for other NEOs.
✔	Promote Diversity: The Board has a written Diversity Policy. Women represent 43% of director Nominees this year, a higher percentage than any company in the company’s peer group as of 2019.
✔	Require Share Ownership: Directors and NEOs are required to own equity in New Gold (shares, DSUs, RSUs and PSUs) based on multiples of annual retainers and base salaries.
What We Don’t Do
☒	Automatic Salary Increases: While base salaries are reviewed annually, increases are not guaranteed and executives have no expectation of changes to base salary after each review.
☒	Compare to Much Larger Companies: New Gold’s peer group is made up of companies of similar size (primarily between 0.5x and 2x of New Gold’s revenue and assets).
☒	Guarantee Minimum PSU Vesting: New Gold has updated its PSU plan to remove guaranteed vesting. If New Gold’s performance is below the threshold performance level, no amount is paid out.
☒	Overemphasize Stock Options: New Gold does not grant excessive amounts of Options to executive officers. As of 2020, Options represent only 25% of officers’ equity-based compensation.
☒	Provide Excessive Benefits and Perquisites: New Gold does not provide excessive benefit and retirement plans, car allowances or perquisite spending accounts to executive officers.

Compensation Philosophy and Objectives
New Gold is a Canadian-focused intermediate gold producer with two producing assets and one development project in Canada. The Company also has an operation in Mexico that transitioned to reclamation in December 2018. New Gold is continually working to maximize shareholder value through diversified production, maintaining an attractive risk profile and enhancing growth potential in a safe and environmentally and socially responsible manner.
New Gold’s executive compensation philosophy and objectives are designed to support this goal. The compensation program is designed to provide the flexibility necessary to accommodate the needs of New Gold in the different business conditions in which it operates. The Company’s executive compensation philosophy is to focus on short-term and long-term incentives to reward performance while benchmarking base salaries to the median of market compensation, which means that executive officers should not expect automatic annual salary increases.

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The objectives of New Gold’s executive compensation program are to:
●	attract, motivate and retain talented executives;
●	reward individual and corporate performance; and
●	align executive compensation with shareholders’ interests.
Composition and Role of the Human Resources and Compensation Committee
The Human Resources and Compensation Committee (the “HRCC”) is comprised of Jim Gowans (Chair), Ian Pearce and Marilyn Schonberner, each of whom is an independent director. Collectively, the HRCC members have extensive compensation-related experience in extractive industries both as senior executives and as members of the boards of directors and committees of other public and private corporations:
●
Mr. Gowans is Chair of New Gold’s HRCC. He is a director of Cameco Ltd., Titan Mining Corporation and Trilogy Metals Inc. as well as the interim President and Chief Executive Officer of Trilogy Metals Inc. He was previously the President and Chief Executive Officer of Arizona Mining Inc., the Executive Vice President and Chief Operating Officer and then Co-President of Barrick Gold Corporation and the Chair of the Board of Detour Gold Corp. He has also held executive positions with other companies, including Debswana Diamond Company (Pty) Ltd., De Beers SA, De Beers Canada Inc., PT Inco Indonesia tbk and Placer Dome Inc., including holding the position of Vice President, Human Resources at Placer Dome Inc.

●
Mr. Pearce is the Chair of New Gold. He is also the Chair of MineSense Technologies Ltd., Vice Chair and director at Outotec Oyj and director at Nexa Resources S.A. He previously held senior executive positions at Falconbridge Limited and served as Chief Executive Officer of Xstrata Nickel.

●
Ms. Schonberner is also a director of Wheaton Precious Metals where she is a member of the Human Resources Committee. She was previously the Chief Financial Officer and a Senior Vice President of Nexen Energy ULC, where she also held other senior positions including General Manager of Human Resources Services.

In their management and governance experience, the HRCC members have been involved in executive compensation decision making and human resources policy and practice issues relevant to the HRCC’s business. Of particular note, Mr. Gowans, the Chair of the HRCC, and Ms. Schonberner have held senior human resources positions in their careers where they were directly responsible for compensation and human resources matters on a day-to-day basis. The HRCC members draw on this relevant governance and compensation-related expertise to review the Company’s executive compensation policies and practices. The Board is confident that the collective experience of the HRCC members ensures that the HRCC has the knowledge and experience to execute its mandate effectively and to make executive compensation decisions in the best interests of the Company.

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The role of the HRCC is to assist the Board in approving and monitoring the Company’s guidelines and practices with respect to compensation and benefits, as well as administering the Company’s equity-based compensation plans. The HRCC’s responsibilities include, among other things:
●	ensuring that the Company has programs to attract, motivate and retain executive officers of the highest calibre;
●	reviewing corporate goals and objectives relevant to the compensation of executive officers and making recommendations to the Board regarding such goals and objectives;
●	recommending to the Board the annual salary, incentive and other compensation of executive officers based on performance against the goals and objectives approved by the Board;
●	reviewing succession plans for the Company’s executive officers and reporting to the Board on succession planning; and
●	establishing a clear and concise compensation philosophy for the Company.
The HRCC also performs the annual performance review for the President and Chief Executive Officer and provides its recommendations to the Board for approval. The Board assesses the effectiveness of the President and Chief Executive Officer in attaining New Gold’s corporate objectives, budgets and milestones. The President and Chief Executive Officer performs the annual performance review for other executive officers and provides recommendations for the HRCC and Board to approve.
Peer Group
It is the Company’s intention to provide total direct compensation packages to its executive officers that are competitive with those of its industry peers in order to ensure its executive officers are appropriately rewarded and retained. To assess the competitiveness of New Gold’s executive compensation packages and practices, the HRCC compares the Company to a peer group of similar companies in the mining industry.
The 2019 peer group consists of the eighteen companies listed below (the “Peer Group”). The Peer Group was selected based on the criteria shown to the right, applicable to each Peer Group company. To ensure meaningful and reasonable comparisons, the majority of companies in the peer group have asset value and revenue between 0.5x to 2x those of New Gold. The following companies were added to the peer group in 2019: Coeur Mining, Inc., Dundee Precious Metals, Hecla Mining Company, Leagold Mining Corporation, Northern Star Resources Limited, OceanaGold Corporation, Pan American Silver Corp. and SEMAFO Inc. Yamana Gold Inc. and Kirkland Lake Gold Ltd. have been removed from the Peer Group due to their larger size compared to other companies in the Peer Group.

Below is New Gold’s updated peer group:
Alacer Gold Corp.	Dundee Precious Metals	OceanaGold Corporation
Alamos Gold Inc.	Eldorado Gold Corporation	Pan American Silver Corp.
B2Gold Corp.	Hecla Mining Company	Pretium Resources Inc.
Centerra Gold Inc.	IAMGOLD Corporation	SEMAFO Inc.
Coeur Mining, Inc.	Leagold Mining Corporation	SSR Mining Inc.
Detour Gold Corporation	Northern Star Resources Limited	Torex Gold Resources Inc.

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The relative size of the companies comprising New Gold’s peer group is similar to New Gold. Below is a comparison of New Gold to the peer group. New Gold is positioned very close to median for assets and revenue.
2019 Peer Group Companies	Assets(1)	Revenue(1)
75th Percentile	3,707	1,119
50th Percentile (Median)	2,438	770
25th Percentile	1,690	597

New Gold	2,838	821
New Gold Positioning	P58	P54

(1)
All data sourced from S&P Capital IQ as of August 31, 2019; assets reflect the most recent quarterly disclosures, revenues reflect a trailing four quarter value; market cap is measured as an average since February 1, 2019. All data shown in CAD currency in millions.

The HRCC considered Peer Group compensation for comparable roles in reviewing and recommending executive compensation for 2019.
Compensation Consultants
Independent compensation consultants assist New Gold by providing information on the executive compensation packages and practices of both Peer Group companies and the broader market, as well as providing analysis of general trends and practices in executive compensation.
In 2019 and 2018, Meridian Compensation Partners (“Meridian”) provided analysis of the Peer Group and its executive compensation packages, including base salary, short-term and long-term incentives for the 2018 year. Meridian also provided other services to the Company in 2018 to assist with the Company Scorecard (as defined below). In 2019, Mercer LLC (“Mercer”) provided market compensation benchmarking data for executive level positions. Fees paid to Mercer and Meridian for these compensation-related services are set out in the table below. Meridian was retained in 2018. Mercer was originally retained in 2013.
Mercer was also engaged in 2018 and 2019 to provide additional services including salary surveys related to mining and general industries for non-executive employees. The provision of these additional services did not require pre-approval of the Board or the HRCC. Fees paid for these other services are set out in the table below.
Consultant	Year	Fees for executive and director compensation related services ($)	Fees for all other services ($)
Meridian	2019	18,606	0
	2018	12,340	0
Mercer	2019	21,366	13,960
	2018	0	6,070

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Compensation Risk Management and Mitigation
The HRCC considers the implications and risks of the Company’s executive compensation program as part of making its compensation recommendations to the Board and in carrying out its responsibilities generally. When a significant change in the design of the executive compensation program is contemplated, the HRCC engages independent compensation consultants to review the executive compensation policies and practices and identify areas of potential risk. In particular, the HRCC wishes to ensure that executives are not incentivized to take inappropriate or excessive risks.
The HRCC has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.
Some of the risk-mitigating features of New Gold’s executive compensation program are set out below.
Balanced Compensation Mix
Executive compensation packages are designed to balance fixed and variable compensation as well as short and long-term incentives. This mix rewards both short and long-term performance, while providing a fixed base compensation through salary, which helps to mitigate the risk of encouraging short-term goals at the expense of long-term sustainability and creating shareholder value.
Board and Human Resources and Compensation Committee Discretion
The year-end compensation review process allows the HRCC and the Board to take into account factors not considered in the Company Scorecard (as defined below) when considering short-term and long-term incentives. These additional factors may include value-enhancing additional key results and achievements and the share price performance shareholders experienced during the year. Taking such additional factors into account, the HRCC and the Board may adjust awards upwards or downwards to ensure better alignment of executive compensation with Company performance and shareholder returns.
Say on Pay Policy
The Company has adopted a say on pay policy that requires it to have a non-binding advisory vote at each year’s annual meeting to give shareholders an opportunity to provide their views on New Gold’s approach to executive compensation. At the Company’s last annual meeting of shareholders on April 24, 2019, 83.50% of votes cast voted in favour of the Say on Pay advisory resolution and 16.50% voted against.
Anti-Hedging Policy for Directors and Executive Officers
The Company has adopted a formal policy that prohibits executive officers and directors from purchasing financial instruments that are designed to hedge or offset a decrease in the market value of common shares or other securities of the Company held by the executive officer or director.
Executive Compensation Clawback Policy
The Company has adopted an executive compensation clawback policy, which allows the Board to require reimbursement of excess cash-based incentives and equity-based compensation paid or granted to executive officers in circumstances where (a) the Company is required to restate its financial statements, (b) the executive engaged in fraud or willful misconduct which caused or significantly contributed to the restatement, and (c) the cash-based incentive and/or equity-based compensation paid to the executive would have been lower as a result.

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New Director and Officer Equity Ownership Guidelines Applicable to Officers
The Company has approved new Director and Officer Equity Ownership Guidelines, which are applicable to all executive officers. Prior guidelines applied only to Directors and the Chief Executive Officer. The new guidelines better align the interests of all executive officers with those of shareholders by mandating a minimum number of New Gold equity that officers must hold.
Executive Class	Equity Ownership Requirement
Chief Executive Officer	3 times Base Salary
Executive Vice-Presidents	1.5 times Base Salary
Vice-Presidents	1 times Base Salary

For the purposes of the Director and Officer Equity Ownership Guidelines, common shares, deferred share units (“DSUs”) and RSUs are valued at the higher of (1) current “Market Price” (defined as the volume weighted average price of the five days prior to the date of measurement) and (2) acquisition or the closing price on the day of grant. PSUs are valued at 50% of the higher of (1) current Market Price and (2) closing price on the day of grant. Options do not count towards the requirement. Officers have until the later of (i) two years from the date the share ownership guidelines were approve by the Board and (ii) five years from the date on which they became an Officer to satisfy these guidelines. For the terms of the Director and Officer Equity Ownership Guidelines applicable to non-executive directors see “Statement of Director Compensation – Director Compensation Table – New Director and Officer Equity Ownership Guidelines Applicable to Directors” on page 70. The table below applies the Director and Officer Equity Ownership Guidelines for the Named Executive Officers on March 31, the record date.
Name and Position	Number of Common Shares Held	Number of RSUs Held	Number of PSUs Held	Total Value of Common Shares, RSUs & PSUs	Multiple of Base Salary(1)	Requirement & Date to Meet
Renaud Adams President and CEO	600,000	456,081	1,087,643	C$1,583,370	2.44x	3x Sept 12, 2023
Robert Chausse Executive Vice President and Chief Financial Officer	500,000	186,655	416,653	C$896,850	2.00x	1.5x Meets requirement
Eric Vinet Vice President, General Manager, Rainy River	-	99,550	246,269	C$184,854	0.53x	1x Jan 7, 2024
Anne Day Vice President, Investor Relations	135,000	76,408	189,060	C$278,974	0.91x	1x Sept 17, 2023
Ankit Shah Vice President, Strategy and Business Development	21,033	57,568	146,794	C$133,939	0.44x	1x Sept 9, 2024
(1)	Calculated using base salaries for 2020: C$650,000 for Mr. Adams, C$446,250 for Mr. Chausse, C$350,200 for Mr. Vinet, C$303,260 for Ms. Day and C$300,000 for Mr. Shah.

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Succession Planning for Executive Officers
The Company has a formal succession planning process for its executive officers. As part of this process, the HRCC conducts an annual review of the succession plan for the Company’s key executive officers and reports to the Board on succession planning. The entire Board is responsible for working with the HRCC to evaluate and nominate a potential successor to the position of Chief Executive Officer in accordance with the succession plan.
The HRCC most recently reviewed the succession plans for the Company’s key executive officers on February 11, 2020. As part of its review process, the HRCC considered potential successors and evaluated the readiness of such potential successors to assume the relevant position.
COMPENSATION DISCUSSION AND ANALYSIS
Named Executive Officers
The compensation for New Gold’s Named Executive Officers (“NEOs”) is presented on the following pages. Each page also includes a description of the NEO’s role and responsibilities at New Gold, as well as details of his or her key results for 2019. For additional details regarding the compensation paid to NEOs, including how the figures were calculated, refer to the Summary Compensation Table on page 53.

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RENAUD ADAMS
President and Chief Executive Officer

Mr. Adams has 25 years of experience in the mining industry, including senior leadership roles at Richmont Mines Inc. from 2014 to 2017 and at Primero Mining Corporation. Prior to that, Mr. Adams held various senior operations positions at mining operations located in the Americas.

As President and Chief Executive Officer, Mr. Adams is responsible for leadership and overall management of the Company, including developing and executing on current and long-term objectives, delivering strong results, fostering a high performance culture consistent with New Gold’s values and acting as a key corporate representative in dealing with stakeholder groups.

Key 2019 Results
• Oversaw new direction for New Gold’s operations: developing plan for sustained profitability, completing infrastructure at Rainy River and commencing C-zone development at New Afton
• Led operations to meet or exceed 2019 production and cost guidance
• Repositioned market perception of the Company
• Drove personnel changes at senior levels of the Company and increased employee engagement
• Undertook open and effective communication with company stakeholders

Individual Performance Rating: 150%

Elements of Direct Compensation
• Mr. Adams’ annual performance-based
awards for 2019 were based 80% on
corporate performance and 20% on personal performance.

• Mr. Adams’ 2019 short- and long- term
incentive awards were 106% and 338% of his salary, respectively.

Direct Compensation	2019	2018(1)	2017
Fixed compensation
Salary	$452,182	$140,851	-
Variable compensation
Short-term incentives	$479,313	$140,851	-
Long-term incentives
Stock Option award	$378,845	$155,599	-
PSU award	$757,689	$413,958	-
RSU award	$378,845	-	-
Total direct compensation	$2,456,860	$851,259	-
(1)
Mr. Adams was appointed President and Chief Executive Officer effective September 12, 2018. In connection with his appointment, Mr. Adams received 310,078 PSUs. For 2018, the salary indicated is a pro-rated amount. Mr. Adams’ full-year 2018 base salary was C$600,000.

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ROBERT CHAUSSE
Executive Vice President and Chief Financial Officer
Mr. Chausse has an extensive background of more than 25 years of international finance and mining experience. Mr. Chausse has held the CFO position at Richmont Mines Inc., Stornoway Diamonds and AuRico Gold, in addition to senior positions in finance at Kinross Gold, Baffinland Iron Mines Corporation and Barrick Gold. Mr. Chausse received his Chartered Accountant designation in 1990.
At New Gold Mr. Chausse is responsible for financial reporting, taxation, finance, treasury, metals marketing and financial risk management. Mr. Chausse is a key representative with our bank syndicate and bondholders.

Key 2019 Results
• Led finance group in maintaining a disciplined financial control environment
• Led $150 million equity financing and buyback of $100 million in senior notes, reducing corporate debt
• Played key role in $300 million strategic partnership with Ontario Teachers’ Pension Plan at New Afton
• Played key role in personnel changes at senior levels of the Company
• Managed overall liquidity

Individual Performance Rating: 130%

Elements of Direct Compensation
• Mr. Chausse’s annual performance-based
awards for 2019 were based 70% on
corporate performance and 30% on personal
performance.

• Mr. Chausse’s 2019 short- and long-term
incentive awards were 95% and 195% of his
salary, respectively.

Direct Compensation	2019	2018(1)	2017
Fixed compensation
Salary	$320,295	$52,183	-
Variable compensation
Short-term incentives	$304,121	$46,965	-
Long-term incentives
Stock Option award	$155,046	$38,431	-
PSU award	$310,091	$230,069	-
RSU award	$155,045	-	-
Total direct compensation	$1,254,585	$372,344	-

(1)
Mr. Chausse was appointed Executive Vice President and Chief Financial Officer effective November 5, 2018. In connection with his appointment, Mr. Chausse purchased 230,000 common shares and received an equivalent 230,000 PSUs upon joining New Gold. For 2018, the salary indicated is a pro-rated amount. Mr. Chausse’s 2018 full-year base salary was C$425,000.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

ERIC VINET
Vice President, General Manager, Rainy River
Mr. Vinet has over 29 years of experience in the mining industry and brings with him a wealth of knowledge in numerous areas of mining production, including with various types of deposits: precious metals (gold, silver), base metals (copper, zinc, nickel), as well as with both underground and open pit mining operations. Mr. Vinet has been involved at various stages of mine construction and optimization, general site layout, and water and tailings facilities.

At New Gold, as Vice President, Technical Services, Mr. Vinet was responsible for the corporate technical services group and as General Manager, Rainy River, is responsible for the operation of the Rainy River mine.

Key 2019 Results
• Oversaw development of new life of mine plans and technical reports for Rainy River and New Afton
• As Vice President, Technical Services, drove personnel changes in the technical services group
• As General Manager of Rainy River mine, led operational improvements and disciplined capital execution
• Led Rainy River mine in meeting or exceeding 2019 annual production and cost guidance

Individual Performance Rating: 130%

Elements of Direct Compensation
• Mr. Vinet’s annual performance-based awards for 2019 were based 60% on corporate performance and 40% on personal performance.
• Mr. Vinet’s 2019 short- and long-term incentive awards (excluding his appointment grant(1)) were 55% and 130% of his salary, respectively.

Direct Compensation	2019(1)	2018	2017
Fixed compensation
Salary	$252,354	-	-
Variable compensation
Short-term incentives	$139,591	-	-
Long-term incentives
Stock Option award	$139,800	-	-
PSU award	$233,351	-	-
RSU award	$82,691	-	-
Total direct compensation	$846,553	-	-

(1)
Mr. Vinet was appointed Vice President, Technical Services effective January 7, 2019. For 2019, the salary indicated is a pro-rated amount. Mr. Vinet’s 2019 full-year base salary was C$340,000. Effective August 1, 2019, Mr. Vinet was temporarily appointed Vice President, General Manager, Rainy River. In connection with his appointment to that role, Mr. Vinet received 47,170 PSUs and 92,593 Options.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

ANNE DAY
Vice President, Investor Relations
Ms. Day is a senior executive with more than 20 years of capital market experience that includes the development and implementation of effective global investor relations strategies, primarily in the mining sector.

At New Gold, Ms. Day is responsible for the Company’s relationship and communication with shareholders and the investment community.

Key 2019 Results
• Led enhanced investor relations strategy to reposition the market perception of the Company
• Led implementation of open and effective investor communications including improved management access
• Ensured management and board had access to timely shareholder and market information
• Refocused New Gold message based on transparent disclosure

Individual Performance Rating: 115%

Elements of Direct Compensation
• Ms. Day’s annual performance- based awards
for 2019 were based 50% on corporate
performance and 50% on personal performance.

• Ms. Day’s 2019 short- and long-term incentive
awards were 53% and 115% of her salary, respectively.

Direct Compensation	2019	2018(1)	2017
Fixed compensation
Salary	$222,323	$65,457	-
Variable compensation
Short-term incentives	$116,719	$32,728	-
Long-term incentives
Stock Option award	$63,468	$32,138	-
PSU award	$126,936	$32,138	-
RSU award	$63,468	-	-
Total direct compensation	$602,900	$168,352	-
(1)	Ms. Day was appointed Vice President, Investor Relations effective September 17, 2018. For 2018, the salary indicated is a pro-rated amount. Ms. Day’s full-year 2018 base salary was C$295,000.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

ANKIT SHAH
Vice President, Strategy and Business Development
Mr. Shah is a mining finance executive with fifteen years of experience in strategy, corporate development, capital allocation, and investor relations, primarily within the mining industry. Mr. Shah joined the Company in 2010 with the primary focus of working with the corporate development and investor relations teams. Since that time, he has taken on progressively more responsibility for many facets of the business, including working with both the operations and exploration groups of the Company.
At New Gold, Mr. Shah is responsible for the Company’s business development activities, identifying, evaluating, and advancing growth opportunities and working with the other executives in developing the Company’s corporate strategy.

Key 2019 Results
• Led creation of $300 million strategic partnership with Ontario Teachers’ Pension Plan at New Afton
• Played key role in $150 million equity financing
• Assessed strategic alternatives for the company in line with strategic goals
• Developed corporate and banking relationships to facilitate strategic transaction

Individual Performance Rating: 120%

Elements of Direct Compensation
• Mr. Shah’s annual performance-based awards
for 2019 were based 50% on corporate
performance and 50% on personal performance.

• Mr. Shah’s 2019 short- and long-term incentive
awards were 54% and 104% of his salary, respectively.

Direct Compensation	2019(1)	2018	2017
Fixed compensation
Salary	$186,085	$146,639	$126,290
Variable compensation
Short-term incentives	$100,379	$43,992	$44,201
Long-term incentives
Stock Option award	$47,819	$21,599	$27,029
PSU award	$95,637	$21,599	$21,846
RSU award	$47,819	-	-
Total direct compensation	$487,725	$247,026	$230,732

(1)
Mr. Shah was promoted to Vice President, Strategy and Business Development effective September 9, 2019. For 2019, the salary indicated is a pro-rated amount of his current and prior role. Mr. Shah’s full year 2019 base salary following his promotion was C$300,000.

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Components of NEO Compensation
Compensation of the NEOs for the year ended December 31, 2019 included base salary, short-term incentives, long-term incentives, consisting of Options, PSUs and RSUs, and other compensation such as retirement and health benefits. New Gold believes that all of these components of compensation fit into New Gold’s overall compensation objectives to attract and retain talented executives, reward individual and corporate performance, and align executive compensation with shareholders’ interests.
Pay Mix
The 2019 target compensation mix of base salaries, short-term incentive targets and long-term incentive targets for the CEO, CFO and other NEOs are shown in the charts below. Actual at-risk pay in 2019 was higher than target due to strong individual performance.

Base Salary
Base salary is a fixed component of pay that compensates NEOs for fulfilling their roles and responsibilities and aids in the attraction and retention of talented executives. To continue to attract, motivate and retain qualified and experienced executives, base salaries are reviewed annually and, if appropriate, adjusted to ensure they are generally at the median of the Company’s Peer Group. Below are the annualized base salaries for NEOs for 2019. Due to their dates of appointment, Mr. Vinet and Mr. Shah received pro-rated portions of these base salaries in 2019.
Name	Base Salary (C$)
Renaud Adams	$600,000
Robert Chausse	$425,000
Eric Vinet	$340,000
Anne Day	$295,000
Ankit Shah	$300,000

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Short-Term Incentives
The short-term incentive plan is an annual variable component of cash compensation. It is designed to reward NEOs for individual and corporate performance that maximizes the operating and financial success of the Company. Incentives are paid at the discretion of the Board. Target incentive amounts are established at a level designed to ensure that cash compensation for NEOs is competitive with that offered by the Peer Group. Targets are set as a percentage of base salary.
Short-term incentives for NEOs are determined based on a number of factors, including the performance of both the Company and the individual NEO against Company and individual performance factors, with the relative weighting between corporate and personal accomplishments reflecting the NEO’s position and ability to directly impact corporate performance. Incentives are weighted based on company performance and individual performance and vary by level. Below are the target percentages and weightings for the NEOs:
Name	STI Target Award as % of Base Salary	Performance Weightings
		Company	Individual
Renaud Adams	100%	80%	20%
Robert Chausse	90%	70%	30%
Eric Vinet	50%	60%	40%
Anne Day	50%	50%	50%
Ankit Shah	50%	50%	50%

Below is New Gold’s short-term incentive performance review process:
1)
Early each year, on the recommendation of the HRCC, the Board approves a scorecard of performance factors (the “Company Scorecard”) to assess annual Company performance. The Board also approves a weighting for each factor in the Company Scorecard, expressed as a percentage amount with the total target “corporate performance rating” equal to 100%. For each factor in the Company Scorecard, a target is defined, as well as threshold and stretch target. If performance is below the threshold, a score of zero is assigned to the factor. If the target is achieved, a score of 100% is assigned to the factor. If the stretch target is met or exceeded, a score of 200% is assigned to the factor. Performance between the lower threshold and target, and between target and the stretch target, is interpolated to score the factor between zero and 200%.

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2)
In January of the following year, the HRCC reviews corporate performance against the Company Scorecard, and also considers other relevant events and circumstances, to establish an overall corporate performance rating. The corporate performance rating is the sum of these scores for all factors (weighted as described in the scorecard) and can therefore be more or less than 100%. In addition, the HRCC has discretion to adjust the result yielded by the Company Scorecard if deemed appropriate. The HRCC recommends the corporate performance rating to the Board for approval.

3)
At the end of the year, the NEOs’ individual performance is reviewed. The HRCC reviews the President and Chief Executive Officer’s performance and assesses an individual score based on professional growth, interaction with stakeholders (including the Board), overall leadership style as well as other relevant factors to determine a performance rating. Individual performance for other NEOs is assessed by the President and Chief Executive Officer and reviewed and approved by the Board.

4)
Once proposed short-term incentives have been calculated based on the Company Scorecard and individual performance, the HRCC reviews the total direct compensation of the NEOs and other officers. The HRCC also considers other relevant factors, including compensation benchmarking, share price performance and extraordinary events and transactions, and determines if any adjustment to any component of compensation is appropriate. If so, the HRCC gives directions to enable management to prepare a revised executive compensation proposal or exercises its discretion to adjust proposed compensation upwards or downwards depending on the relevant factors. The HRCC then provides feedback and further guidance as necessary to refine the proposed compensation until a final version is approved by the HRCC and recommended to the Board for approval.

A Company Scorecard is approved on an annual basis. In addition, the HRCC can also consider other factors when assessing performance and use discretion to adjust scorecard results as appropriate. In 2019, the HRCC exercised this discretion and adjusted results downward for three performance goals.
Company Scorecard in 2019
A Company Scorecard was approved at the beginning of 2019. Further description of the 2019 Company Scorecard and the Company’s performance can be found below. The Company Scorecard sets out performance goals that can be measured quantitatively to assess company performance. Qualitative factors affecting the performance goals may also be considered in coming to a final assessment of each performance goal.

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Performance Goal	Category Weight	Overall Weight	Target	Score	Result
Sustainability & People		20%			19%
Health & Safety (Total Reportable Injury Frequency Rate “TRIFR”)(1)	30%	6.0%	1.00	1.5	0%
Environmental (# regulatory reportable incidents)	30%	6.0%	15	9	170%
Sustainability (TSM Aboriginal and Community Protocol)	20%	4.0%	AA for all 8	4 AAA and 4 AA	170%
People (Reduction of turnover from 15.33% in 2018)	20%	4.0%	25%	12%	50%
Capital Expenditures Execution		20%			20%
Planning and Execution of Capital(2)(3) (Sustaining & Projects) ($ million)	100%	20%	316	272	100%
Operational Execution		35%			32%
Gold Production (ounces)	30%	10.5%	320,000	322,557	110%
Copper Production (million pounds)	30%	10.5%	84	79	50%
Operating Costs - Rainy River(2) ($ / ton milled)	20%	7.0%	29.64	31.86	30%
Operating Costs - New Afton(2) ($ / ton milled)	20%	7.0%	20.50	18.34	200%
Corporate		25%			24%
Relative Share Price Performance	50%	12.5%	0%	-23%	0%
Corporate G&A(2) ($ millions)	10%	2.5%	20	19	150%
Projected Year-end Liquidity(2)(4) ($ millions)	40%	10.0%	165	253	200%

Total					95%

(1)	Total of medical treatment, restricted work and lost time injuries multiplied by 200,000; divided by total hours worked.
(2)	Scores were adjusted for budget exchange rates and metal prices.
(3)	Includes value of expenditures deferred to 2020.
(4)
Includes cash and cash equivalents and available lending capacity in New Gold’s credit facility. Excludes proceeds from the August 2019 equity offering less senior note repurchases in September and October 2019; includes adjustments to (3).

For the 2019 compensation year, in assessing the quantitative score for each performance goal, management and the HRCC evaluated certain scores in light of qualitative factors that impacted the achievement of the performance goals during the year, and adjusted the score downwards in light of these qualitative factors. For example, management and the HRCC reduced the quantitative score for Planning and Execution of Capital from 200% to 100% because, while management had shown capital discipline in keeping capital expenditure below the annual target amount, this was due not only to discipline and discovery of capital cost savings but also partly to deferral of certain capital costs at the Rainy River mine to 2020. Since the actual capital expenditure would have been greater if this amount was not deferred, the performance goal was reassessed and scored at 100%.

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The Company Scorecard total of 95% was used to determine short-term incentive awards for the NEOs.
2019 Awards
The short-term incentive amount payable as a percentage of Base Salary is calculated based on the following formula:
[(Individual Performance Rating x Individual Performance Weighting)
+
(Company Scorecard Total Result x Company Performance Weighting)]
x
STI Target Award

The short-term incentive target percentage and the actual incentives paid for each NEO in 2019 are set out below.

Name	Target Award as % of Base Salary	Short-Term Incentive Amount Paid ($)	Short-Term Incentive Amount as % of Base Salary
Renaud Adams	100%	479,313	106%
Robert Chausse	90%	304,121	95%
Eric Vinet	50%	139,649	55%
Anne Day	50%	116,719	53%
Ankit Shah(1)	50%	100,379	54%

(1)	Mr. Shah’s STI award was calculated using his target as Vice President, Strategy and Business Development and the target in his previous position on a pro-rated basis.

Long-Term Incentives
Long-term incentives are an equity-based variable component of compensation, consisting of Options, PSUs and RSUs. Long-term incentives are designed to align the interests of executives with those of shareholders by tying compensation to share price performance and to assist in the retention of talented executives through long-term vesting schedules.
For the 2019 long-term incentive grant, the Company adjusted its mix of long-term incentive awards for executive officers and senior management for 2019 to reduce by half the amount granted in Options in response to compensation governance trends and shareholder feedback. Consistent with many of the companies in its Peer Group, it introduced RSUs into long-term incentive awards for executive officers and senior management. The year-on-year change can be seen in the diagram below.

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The HRCC believes that this mix of equity-based awards best rewards corporate and individual performance while aligning the interests of executives with those of shareholders. Options reward the NEOs’ success in achieving sustained, long-term profitability that increases New Gold’s share price. PSUs reward the NEOs’ success in achieving comparatively better share price performance relative to the broader gold mining industry. RSUs align executive compensation with share price and serve as a retention tool, while also addressing shareholder concerns of share dilution, as the company settles RSUs in cash.
Long-term incentive awards reflect individual performance. They reward individual performance and contributions to the Company and are used as a retention tool. Similar to short-term incentives, target amounts are established at a level designed to ensure equity-based compensation for NEOs is competitive with that offered by New Gold’s Peer Group.
Long-term incentive awards were determined by multiplying the NEO’s Individual Performance Rating by the NEO’s LTI target, both of which are set out in the table below. Individual Performance Ratings for each NEO were determined considering the key results achieved by each NEO as set out in their profiles beginning on page 36, the contribution of these key results to the Company’s strategy, objectives and results in 2019, and the NEO’s overall contribution to the Company during the year. Mr. Adams assessed the Individual Performance Rating of each NEO other than himself and recommended these Individual Performance Ratings to the HRCC, which confirmed these ratings in determining the NEOs’ LTI awards. Individual Performance Ratings were considered appropriate due to the considerable progress made by the Company in 2019 in operational performance, strengthening the Company’s balance sheet and changing the market perception of the Company, and the significant contributions made by the NEOs to these accomplishments.
The HRCC assessed the Individual Performance Rating of Mr. Adams. In assessing a 150% Individual Performance Ratings for Mr. Adams, the HRCC determined that Mr. Adams performed exceptionally well in 2019, in changing the perception of New Gold in the market, assembling an excellent team, and turning around the Rainy River mine operation towards profitability.

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The long-term incentive targets and actual awards as a percentage of base salary for the NEOs in 2019 are set out in the table below. The value of Option awards is calculated using a Black-Scholes option valuation methodology consistent with the methodology for valuing Options for New Gold’s stock-based compensation expense in its financial statements.
Name	LTI Target Award as % of Base Salary	Individual Performance Rating	LTI Amount as % of Base Salary
Renaud Adams	225%	150%	338%
Robert Chausse	150%	130%	195%
Eric Vinet	100%	130%	130%
Anne Day	100%	115%	115%
Ankit Shah(1)	100%	120%	104%
(1)	Mr. Shah’s LTI award was calculated using his target as Vice President, Strategy and Business Development and the target in his previous position on a pro-rated basis.
Stock Options
Options are granted under the Stock Option Plan described in this Circular under “Equity Compensation Plans – Stock Option Plan” on page 60. The HRCC recommends Option awards to the Board after considering input from management. In addition to the considerations discussed above under “Long-Term Incentives”, the HRCC considers the number of Options held by a NEO and considers the total number of Options outstanding in making decisions or recommendations for Option grants to the Board. The Board has delegated authority to the HRCC to grant individual awards of up to 100,000 Options to persons eligible to receive Options who are not officers. Option awards in excess of 100,000 Options or to officers require approval by the Board.
2019 Option Awards
In January 2020 the Board approved, on the recommendation of the HRCC, the grant of the following Options to the NEOs in recognition of their performance in 2019 and as part of their 2019 compensation.
Name	Number of Options Granted(1)	Value of Option Award(2)
Renaud Adams	843,750	$378,845
Robert Chausse	345,313	$155,046
Eric Vinet	184,167	$82,691
Anne Day	141,354	$63,469
Ankit Shah	106,500	$47,819
(1)	Granted March 3, 2020 and valued as of such date. For more information on the grant, terms and valuation of these Options, refer to the Summary Compensation Table on page 53 and the notes thereto.
(2)	Option awards vest in three equal instalments on each of the first, second and third anniversaries of the date of grant.

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Performance Share Units (PSUs)
PSUs are granted under the Long Term Incentive Plan. The Board considers PSUs to be an appropriate form of compensation for NEOs as PSUs are not guaranteed and their value is tied to the performance of the Company relative to the broader gold mining industry over the applicable performance measurement periods. A description of the Long Term Incentive Plan, including full details of the performance measures used, is set out in this Circular under “Equity Compensation Plans – Long Term Incentive Plan” on page 63.
The HRCC recommends PSU awards to the Board after considering input from management. In addition to the considerations discussed above under “Long-Term Incentives”, the HRCC considers the number of PSUs held by a NEO and the total number of PSUs outstanding in making recommendations for PSU grants to the Board. The Board has delegated authority to the HRCC to grant individual awards of up to 100,000 PSUs to employees who are not officers. PSU awards in excess of 100,000 PSUs or to officers require approval by the Board.
2019 PSU Awards
In January 2020, the Board approved, on the recommendation of the HRCC, the grant of the following PSUs to the NEOs in recognition of their performance in 2019 and as part of their 2019 compensation. The Board determined that 55% of the PSUs granted in respect of 2019 performance may only be satisfied by the payment of PSUs to account for the payment of withholding taxes while the rest will be satisfied by the issuance of common shares (subject to the Board’s discretion to satisfy such PSUs in cash).
Name	Number of PSUs Granted(1)	Total Value of PSU Award(1)
Renaud Adams	912,162	$757,689
Robert Chausse	373,311	$310,091
Eric Vinet(2)	199,099	$165,382
Anne Day	152,815	$126,936
Ankit Shah	115,135	$95,637
(1)
Granted March 3, 2020 and valued as of such date. On the Entitlement Date (as defined below) of the PSUs, which will be January 1, 2023 for this PSUs grant, the cash payment and/or number of shares to be issued in satisfaction of the PSUs will vary from 0% to 200% of the number of PSUs granted, based on the Achieved Performance Ratio (as defined below) that measures the difference between New Gold’s total shareholder return compared to the S&P Global Gold Index return for each Measurement Period (as defined below). For more information on the grant, terms and valuation of these PSUs, refer to the Summary Compensation Table on page 53 and the notes thereto.

(2)
Mr. Vinet’s PSU award comprises the 199,099 PSUs he was granted in respect of 2019 performance and excludes the 47,170 PSUs Mr. Vinet was granted in connection with his appointment as VP and General Manager, Rainy River.

Restricted Share Units (RSUs)
Starting in 2020, RSUs are granted to NEOs under the Long Term Incentive Plan. The Board considers RSUs an appropriate form of compensation for NEOs as they promote retention and align NEO compensation to the company’s share price. The corresponding reduction in Options also reduces shareholder concerns of dilution. A description of the Long Term Incentive Plan, including full details of the performance measures used, is set out in this Circular under “Equity Compensation Plans – Long Term Incentive Plan” on page 63.

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2019 RSU Awards
In January 2020, the Board approved, on the recommendation of the HRCC, the grant of the following RSUs to the NEOs in recognition of their performance in 2019 and as part of their 2019 compensation. RSUs are satisfied in cash.
Name	Number of RSUs Granted(1)	Total Value of RSU Award(1)
Renaud Adams	456,081	$378,845
Robert Chausse	186,655	$155,045
Eric Vinet	99,550	$82,691
Anne Day	76,408	$63,468
Ankit Shah	57,568	$47,819
(1)
Granted March 3, 2020 and valued as of such date. On the Entitlement Date (as defined below) of the RSUs, the cash payment in satisfaction of the RSUs will be based on the current market price and number of RSUs granted. One third of an RSU grant will vest on the anniversary of the grant for the first three years following the grant. For more information on the grant, terms and valuation of these RSUs, refer to the Summary Compensation Table on page 53 and the notes thereto.

Retirement Benefits and Other Compensation
New Gold sponsors a voluntary Group RRSP program for Canadian corporate employees. Participating Canadian employees may contribute between 1% and 9% of their base salary to the RRSP program. New Gold then matches the employee contributions up to a maximum amount based on the annual limitation set each year by the Canada Revenue Agency. In 2019, the limitation on the Company’s matching contributions was C$13,250 for each participating employee.
Other than matching contributions to the retirement program described above (which amounts are included in the column entitled “All Other Compensation” in the Summary Compensation Table on page 53), New Gold does not provide retirement benefits for NEOs. The Company also provides the NEOs with benefits to provide financial reassurance in the event of illness, disability or death. During 2019, benefits provided to NEOs were similar to those provided to other employees at the corporate office, except for annual health assessments which have been available for executives since 2008.
Other compensation paid to NEOs in 2019 is included in the Summary Compensation Table on page 53 in the column “All Other Compensation” and described in the applicable notes to the table.

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Realized Pay for the President and Chief Executive Officer
Given that long-term incentives represent a majority of the NEOs’ total direct compensation, the value realized from an NEO’s compensation is tied directly to New Gold’s share price performance. This reinforces the alignment of NEO compensation with New Gold’s performance and the shareholder experience. The chart below compares the reported total direct compensation awarded to Mr. Adams since his appointment as President and Chief Executive Officer to the realized portion of this compensation at December 31, 2019.
(1)
Mr. Adams’ full-year 2018 base salary was C$600,000. The chart reflects the pro rata share of his salary earned from the date of his appointment on September 12, 2018, as well as the pro rata STI and LTI awards earned in respect of that period.

(2)
Total Direct Compensation for a year represents actual compensation paid in respect of a performance year, including the STI awards paid and LTI awards granted after year-end but in respect of such year.

(3)
Total Realized Pay includes base salary and STI awards paid and LTI grants that have vested as of December 31, 2018 and 2019, as applicable. As at December 31, 2019, none of Mr. Adams’ options, PSUs or RSUs granted for performance in 2018 or 2019 had vested.

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Performance Graph
The following graph compares the cumulative total shareholder return for C$100 invested in common shares of New Gold from December 31, 2014 to December 31, 2019 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, assuming the reinvestment of all dividends.

The graph below illustrates how total NEO Compensation has changed over the same period.
(1)
NEO compensation is total compensation in each year to the NEOs in that year, excluding severance payments and other amounts paid to NEOs terminated in the applicable year in connection with their departures from the Company.

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(in C$)	2014	2015	2016	2017	2018	2019
New Gold Inc.	100.0	64.5	94.4	82.8	21.0	23.1
% Change (year on year)		-35.5	46.3	-12.3	-74.6	9.6
S&P/TSX Global Gold Index	100.0	91.7	111.0	121.1	110.3	135.5
% Change (year on year)		-8.3	21.1	9.1	-8.9	22.8
S&P/TSX Composite Index	100.0	89.9	135.7	137.5	132.8	187.6
% Change (year on year)		-10.1	51.0	1.3	-3.4	41.3

During the past five years, commodity markets have experienced considerable volatility. The gold price was declining in the period from 2014 to 2015 amid economic recovery and increasing anticipation of interest rate increases, with a corresponding negative effect on both New Gold’s share price performance and the S&P/TSX Global Gold Index. The gold price increased in the period from 2016 to the end of 2017 due in part to increasing global uncertainty while economic recovery from the global financial crisis has had a positive effect on the S&P/TSX Composite Index. The changes in the gold price have had a corresponding effect on the S&P/TSX Global Gold Index. The gold price was steady year over year in 2018, before rising meaningfully in 2019. New Gold’s share price performance over that period has also been impacted by changes in the gold price but also, challenges in the development and operation of the Rainy River mine, which have had an additional negative effect on New Gold’s share price performance over the period of 2017 to 2019.
New Gold’s total NEO compensation has followed a similar trend to its total shareholder return over the same period. Total NEO compensation was higher when New Gold’s performance tracked the general trend with the S&P/TSX Composite Index and Global Gold Index. As New Gold total shareholder return declined significantly in 2017 and 2018, total NEO compensation declined significantly as well. There was also a significant change in the Company’s Board of Directors and executive team in this period. With respect to the executive team, Mr. Adams was appointed President and Chief Executive Officer on September 12, 2018 and all other current executive officers have been appointed since that date. The size of the executive team was also reduced during this period, from twelve officers in October 2018 to the current executive team of six.

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SUMMARY COMPENSATION TABLE
The following table provides information regarding compensation earned by each of the NEOs for the years ended December 31, 2019, 2018 and 2017. Except as noted below, compensation is paid to the NEOs in Canadian dollars. For purposes of this disclosure, New Gold has elected to report the amounts paid to NEOs in United States dollars as this is the currency the Company uses for its financial statements.
Name and Principal Position	Year	Salary ($)	Share- based Awards ($)(7)(8)	Option- based Awards ($)(8)(9)	Non-equity Incentive Plan Compensation ($)		All Other Compensation ($)(10)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Renaud Adams(1) President and Chief Executive Officer	2019	452,182	1,136,534	378,845	479,313	-	9,986	2,456,860
	2018	140,851	413,958	155,599	140,851	-	-	851,259
	2017	-	-	-	-	-	-	-
Robert Chausse(2) Executive Vice President and Chief Financial Officer	2019	320,295	465,137	155,046	304,121	-	9,986	1,254,585
	2018	52,183	230,069	38,431	46,965	-	4,696	372,344
	2017	-	-	-	-	-	-	-
Eric Vinet(3) Vice President, General Manager, Rainy River	2019	252,354	304,973	139,591	139,649	-	9,986	846,553
	2018	-	-	-	-	-	-	-
	2017	-	-	-	-	-	-	-
Anne Day(4) Vice President, Investor Relations	2019	222,323	190,404	63,468	116,719	-	9,986	602,900
	2018	65,457	32,138	32,138	32,728	-	5,891	168,352
	2017	-	-	-	-	-	-	-
Ankit Shah(5) Vice President, Strategy and Business Development	2019	186,085	143,456	47,819	100,379	-	9,986	487,725
	2018	146,639	21,599	21,599	43,992	-	13,197	247,026
	2017	126,290	21,846	27,029	44,201	-	11,366	230,732
Lisa Damiani(6) Former General Counsel, Executive Vice President, Government Relations and Corporate Secretary	2019	263,422	-	-	235,417	-	1,534,161	2,033,000
	2018	328,008	239,153	239,153	292,255	-	10,122	1,108,691
	2017	327,276	233,424	224,563	282,612	-	10,015	1,077,889
(1)
Mr. Adams was appointed President and Chief Executive Officer effective September 12, 2018. In connection with his appointment, Mr. Adams received 310,078 PSUs (which are shown in the column entitled “Share-based Awards” together with the pro-rated award of 175,481 PSUs he received in February 2019). His full-year 2018 base salary was C$600,000 of which a pro-rated amount is provided in the table.

(2)
Mr. Chausse was appointed Executive Vice President and Chief Financial Officer effective November 5, 2018. In connection with his appointment, Mr. Chausse received 230,000 PSUs (which are shown in the column entitled “Share-based Awards” together with the pro-rated award of 43,342 PSUs he received in February 2019) which is equal to the number of common shares Mr. Chausse purchased upon joining New Gold as part of the condition to receiving a signing bonus of PSUs. His 2018 full-year base salary was C$425,000 of which a pro-rated amount is provided in the table.

(3)
Mr. Vinet was appointed Vice President, Technical Services effective January 7, 2019. His 2019 full-year base salary was C$340,000 of which a pro-rated amount is provided in the table. Effective August 1, 2019, Mr. Vinet was temporarily appointed Vice President and General Manager, Rainy River. In connection with his appointment, Mr. Vinet received 47,170 PSUs and 92,593 Options (which are shown in the columns entitled “Share-based Awards” and “Option-based Awards” respectively, together with the 199,099 PSUs and 184,167 Options he received in February 2019).

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

(4)	Ms. Day was appointed Vice President, Investor Relations effective September 17, 2018. Her full-year 2018 base salary was C$295,000 of which a pro-rated amount is provided in the table.
(5)
Mr. Shah was promoted to Vice President, Strategy and Business Development effective September 9, 2019. His full year 2019 base salary was C$300,000. A pro-rated amount of this salary and the salary in his previous role is provided in the table.

(6)
Ms. Damiani was promoted to General Counsel, Executive Vice President, Government Relations and Corporate Secretary effective January 3, 2019. She left the Company on October 25, 2019. In connection with her termination, Ms. Damiani received C$1,380,430, which included a lump sum severance payment, an amount in lieu of continued enrollment in New Gold’s benefits plans and vacation pay (all pursuant to the terms of her employment contract), as well as an amount in lieu of pro rata PSUs of C$420,154 and a retention payment of C$221,844. Ms. Damiani also received a Company-paid matching contribution to a Group RRSP in 2017 of $10,015, in 2018 of $10,122, and in 2019 of $9,986.

(7)	Share-based Awards:
The Share-based Awards include PSUs and RSUs granted to executives. PSUs/RSUs are valued by multiplying the number of PSUs/RSUs by the five-day volume weighted average trading price on the TSX immediately preceding the date of grant, converted at the average exchange rate quoted by the Bank of Canada for the date of grant. For 2020 awards, the three-day volume weighted average trading price on the TSX immediately preceding the date of grant was used. The following table shows the specific prices and exchange rates used for each grant of share-based compensation included in the column entitled “Share-based Awards”:
Share-based Award	Performance Year	Grant Date	Applicable Share Price (C$)	Applicable Exchange Rate (US$1.00 =)
PSUs and RSUs	2019	3-Mar-2020	1.11	C$1.3363
PSUs	Retention Award (Vinet)	11-Sep-2019	1.59	C$1.3181
PSUs	2018	26-Feb-2019	1.17	C$1.3195
PSUs	Signing Bonus (Adams, Chausse)	15-Nov-2018	1.10	C$1.3202
PSUs	2017	18-Dec-2017	3.85	C$1.2865
PSUs and RSUs	2016	30-Dec-2016	4.23	C$1.3488
(8)	Options, PSUs and RSUs are disclosed as follows:
(a)	Options, PSUs and RSUs are disclosed based on the performance year in respect of which the compensation was granted.
(b)	PSUs and RSUs are shown based on the number of PSUs and RSUs granted.

(9)	Option-based awards are valued using the Black-Scholes option valuation methodology. The key assumptions made in valuing the awards are as follows:
Grant Date	Performance Year	Exercise Price	Risk-free Rate of Return	Volatility Estimate	Expected Life (years)	Per Option Value	Applicable Exchange Rate (US$1.00 =)
3-Mar-2020	2019	C$1.20	1.11%	64.7%	4.16	C$0.60	C$1.3363
11-Sep-2019	Retention Award	C$1.59	1.49%	64.7%	4.14	C$0.81	C$1.3181
26-Feb-2019	2018	C$1.17	1.80%	63%	4.03	C$0.57	C$1.3195
18-Dec-2017	2017	C$3.85	1.67%	54%	4.42	C$1.73	C$1.2865
14-Sep-2017	Signing Bonus	C$4.92	1.73%	52%	4.47	C$2.17	C$1.2198
20-Mar-2017	Non-Cash Salary in 2017	C$3.72	1.02%	56%	3.67	C$1.57	C$1.3358
29-Dec-2016	2016	C$4.23	0.94%	50%	3.67	C$1.60	C$1.3488

(10)
Included in this column are Company-paid matching contributions to a Group RRSP in the amounts of: $9,986 in 2019 for Mr. Adams; $4,696 in 2018 and $9,986 in 2019 for Mr. Chausse; $9,986 in 2019 for Mr. Vinet; $5,891 in 2018 and $9,986 in 2019 for Ms. Day; $11,366 in 2017, $13,197 in 2018 and $9,986 in 2019 for Mr. Shah; and $10,015 in 2017, $10,122 in 2018 and $9,986 in 2019 for Ms. Damiani. Additional compensation paid to Ms. Damiani as part of the termination package is described in the applicable footnotes above.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

The following table shows the total compensation for the Company’s NEOs for the relevant year, as well as the total compensation for NEOs as a percentage of earnings from mine operations and as a percentage of shareholder equity.
	Total Compensation for Named Executive Officers(1)	Total Compensation for Named Executive Officers(1) as a Percentage of Operating Margin(2)	Total Compensation for Named Executive Officers(1) as a Percentage of Shareholder Equity
2019	$7,681,623	3.0%	0.8%
2018	$11,532,403	4.1%	1.2%
Change	-$3,850,780	-1.1%	-0.4%
(1)
The amounts shown above include severance payments and other amounts paid to the Terminated NEOs in connection with their departures from the Company. The total compensation paid to all NEOs in 2019, excluding severance payments, was $6,157,488, which is 2.4% of Operating Margin and 0.6% of shareholder equity.

(2)	Operating Margin is calculated as the Company’s revenue less operating expenses for years ended December 31, 2019 and December 31, 2018.
Incentive Plan Awards
The following table provides information regarding the incentive plan awards for each NEO outstanding as at December 31, 2019.
Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2019
Name	Grant Date(2)(3)	Option-based Awards				Share-based Awards(1)
		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-money Options ($)(4)	Number of Unvested PSUs (#)(5)	Market Value of Unvested PSUs ($)(6)
Renaud Adams	November 15, 2018	-	-	-	-	310,078	137,277
	February 26, 2019(7)	360,197	1.17	February 26, 2024	-	175,481	77,688
Robert Chausse	November 15, 2018	-	-	-	-	230,000	101,825
	February 26, 2019(7)	88,965	1.17	February 26, 2024	-	43,342	19,188
Eric Vinet	September 11, 2019	92,593	1.59	September 11, 2024	-	47,170	20,883
Anne Day	February 26, 2019(7)	74,397	1.17	February 26, 2024	-	36,245	16,046
Ankit Shah	December 18, 2015	18,200	3.24	December 18, 2020	-	-	-
	December 29, 2016	17,700	4.23	December 29, 2021	-	-	-
	December 18, 2017	20,100	3.85	December 18, 2022	-	7,300	3,232
	February 26, 2019	50,000	1.17	February 26, 2024	-	24,359	10,784
	December 18, 2015	150,000	3.24	October 31, 2020	-	-	-
Lisa	December 29, 2016	124,000	4.23	October 31, 2020	-	-	-
Damiani(8)	December 18, 2017	71,333	3.85	October 31, 2020	-	-	-
	February 26, 2019	553,618	1.17	February 26, 2024	-	-	-
(1)	There were no RSUs granted in 2019. NEOs were granted RSUs for the first time in 2020.
(2)	Option awards vest in three equal instalments on each of the first, second and third anniversaries of the date of grant.
(3)	PSUs granted on December 18, 2017 have an Entitlement Date (as defined below) of December 15, 2020. PSUs granted on February 26, 2019 have an Entitlement Date (as defined below) of December 10, 2021.
(4)
Calculated using the closing price of New Gold’s common shares on the TSX on December 31, 2019 of C$1.15 and subtracting the exercise price of in-the-money Options. The amount is then converted at an exchange rate of US$1.00 = C$1.2988, being the average daily rate quoted by the Bank of Canada on December 31, 2019. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of New Gold’s common shares on the date of exercise.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

(5)
On the Entitlement Date (as defined below) of the PSUs, the cash payment and/or number of shares to be issued in satisfaction of the PSUs will vary from 50% to 150% of the number of PSUs granted, based on the Achieved Performance. Different terms will apply to PSUs granted in 2020. Refer to “Equity Compensation Plans – Long Term Incentive Plan” on page 63 for further details regarding PSUs.

(6)
Calculated by multiplying the number of PSUs by 50% and then multiplying by the closing price of New Gold’s common shares on the TSX on December 31, 2019 of C$1.15. The amount is then converted at an exchange rate of US$1.00 = C$1.2988, being the average daily rate quoted by the Bank of Canada on December 31, 2019. The actual number of shares granted upon vesting of the PSUs will depend on the Achieved Performance Ratio of the PSUs at vesting. For all PSUs granted prior to 2020, which includes all PSUs described in this table, the minimum Achieved Performance Ratio is 50%, which is why the calculation is done with this percentage. PSUs granted in 2020 have no minimum Achieved Performance Ratio. The actual value realized will also depend on the price of the common shares on the date of vesting.

(7)	Option and PSU awards were pro-rated due to start date being mid-year.
(8)
Pursuant to Ms. Damiani’s severance arrangements, the Options granted on February 26, 2019 will vest in accordance with their terms and remain exercisable until February 26, 2024; all other Options that were scheduled to vest on or before November 8, 2019 vested in accordance with their terms; and the expiry date of all vested Options (other than the Options granted on February 26, 2019) is the earlier of the originally scheduled expiry date of the Options and October 31, 2020. All other unvested Options and PSUs were forfeited on termination.

Value Vested or Earned During the Year Ended December 31, 2019
The following table provides information regarding the value of incentive plan awards vested or earned during the year ended December 31, 2019.
Name	Option-based Awards – Value Vested during the Year ($)(1)	Share-based Awards – Value Vested during the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned during the Year ($)(3)
Renaud Adams	-	-	479,313
Robert Chausse	-	-	304,121
Eric Vinet	-	-	139,649
Anne Day	-	-	116,719
Ankit Shah	-	2,943	100,379
Lisa Damiani	-	-	235,417
(1)	Calculated using the closing price of New Gold’s common shares on the TSX on the relevant vesting date and subtracting the exercise price of in-the-money Options.
(2)
Amount shown represents the value of the PSUs that vested on December 11, 2019, which was satisfied as to 55% in cash and 45% in common shares. The value shown was calculated by summing the amount of the cash payment and the value of the common shares delivered (calculated by multiplying the number of common shares by C$1.12, being the closing price of the common shares on the TSX on December 11, 2019), all converted at an exchange rate of US$1.00=C$1.3201, being the average daily rate quoted by the Bank of Canada for December 11, 2019. The Achieved Performance for these PSUs was 53.94%.

(3)	Amounts shown represent annual short-term incentives awarded for 2019 performance.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Options Exercised during the Year Ended December 31, 2019
The following table provides details regarding Options exercised and sold by the NEOs during the year ended December 31, 2019.
Name	Number of Options Exercised	Option Expiry Date	Option Exercise Price	Value Realized
Renaud Adams	Nil	N/A	N/A	Nil
Robert Chausse	Nil	N/A	N/A	Nil
Eric Vinet	Nil	N/A	N/A	Nil
Anne Day	Nil	N/A	N/A	Nil
Ankit Shah	Nil	N/A	N/A	Nil
Lisa Damiani	Nil	N/A	N/A	Nil
TERMINATION AND CHANGE OF CONTROL BENEFITS
New Gold has entered into employment agreements with each NEO that contain termination and change of control provisions. Those provisions, as in effect December 31, 2019, are discussed below.
Termination Without Cause
If a NEO’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated short-term incentive at target or the pro-rated short-term incentive received in the previous year. In addition, each NEO, except for Mr. Adams, will receive a severance payment of 12 months’ salary and short-term incentive plus one month’s salary and short-term incentive per year of service to a maximum of 18 months’ salary and short-term incentive. Mr. Adams will receive a severance payment of 18 months’ salary and short-term incentive. For this purpose, short-term incentive is calculated as the greater of short-term incentive at target or the short-term incentive received by the NEO in the previous year. As of December 31, 2019, any Options which had not vested at the time of termination will be cancelled and any Options that have vested will remain exercisable until the earlier of (i) the expiry of such Option, or (ii) the date that is six months from the date of such termination. In addition, the NEO will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of the amount of the salary severance set out above) until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the short-term incentive severance payment above. At December 31, 2019, unvested PSUs were cancelled upon termination; however, subject to the approval of shareholders at the Meeting, for future terminations without cause, there will be a cash payment for unvested PSUs based on a pro-rata calculation described in “Equity Compensation Plans – Cessation or Acceleration of Share Units” on page 66.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Termination Following a Change of Control
If there is (1) a Change of Control of New Gold (as defined below) and (2) within 12 months following such Change of Control (i) New Gold gives notice of its intention to terminate the NEO’s employment for any reason other than just cause, or (ii) a Triggering Event (as defined below) occurs and the NEO elects to terminate his or her employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated short-term incentive at target or the pro-rated short-term incentive received in the previous year. In addition, the NEO will receive a severance payment of 24 months’ salary plus the greater of two times his or her short-term incentive at target or two times the short-term incentive received in the previous year. As of December 31, 2019, any Options which had not vested at the time of termination would vest immediately and all vested Options will remain exercisable until the earlier of (i) the expiry of such Option, or (ii) the date that is 12 months from the date of such termination. In addition, the NEO will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of two years’ salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.
A “Change of Control” is generally defined in each NEO’s employment agreement as (a) New Gold is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly owned subsidiary of New Gold); (b) New Gold sells, leases or exchanges greater than 50% of its assets to any other person or entity (other than an affiliate of New Gold); (c) a resolution is adopted to wind up, dissolve or liquidate New Gold; (d) an acquirer acquires 40% or more of the voting securities of New Gold; (e) as a result of or in connection with: (i) the contested election of directors or (ii) a transaction referred to in (a) above, the nominees named in the most recent management information circular of New Gold for election to the board of directors of New Gold will not constitute a majority of the board of directors; or (f) the board of directors adopts a resolution to the effect that a Change of Control as defined in the employment agreements has occurred or is imminent.
A “Triggering Event” includes (a) a material adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits or perquisites, as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately before a Change of Control; (b) a diminution of title as it exists immediately before a Change of Control; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body, provided this will not include a change resulting from a promotion in the normal course of business; (d) a change in the location at which the officer is regularly required to carry out the terms of his or her employment, which is of a distance greater than 50 kilometres from the city of his or her normal work location; or (e) a significant increase in the amount of travel the officer is required to conduct on behalf of New Gold.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Estimated Incremental Payment on Termination following a Change of Control or Termination
Without Cause
The following tables detail the estimated incremental payments from New Gold to each of the NEOs on termination without cause or a Change of Control (with termination of employment), assuming a termination of employment occurred on December 31, 2019.
Termination of Employment Without Cause
Name	Base Salary Value ($)	Short-Term Incentive Value ($)	Benefits Value ($)	Value of Unvested Options and PSUs Vested ($)(1)	Total Estimated Incremental Payment ($)(2)
Renaud Adams	678,273	678,273	101,741	-	1,458,287
Robert Chausse	346,986	312,288	52,048	-	711,322
Eric Vinet	256,236	128,118	38,435	-	422,789
Anne Day	240,850	120,425	36,127	-	397,402
Ankit Shah	339,136	169,568	50,870	-	559,574
Total	1,861,481	1,408,672	279,221	-	3,549,374
(1)	Unvested Options and PSUs are cancelled upon termination of employment.
(2)	These amounts do not include any salary payable or pro-rata short-term incentive payable to the date of termination of employment. Payment of these amounts may be contingent on signing a release.
Termination of Employment Following Change of Control
Name	Base Salary Value ($)	Short-Term Incentive Value ($)	Benefits Value ($)	Value of Unvested Options and PSUs Vested ($)(1)	Total Estimated Incremental Payment ($)(2)
Renaud Adams	904,364	904,364	135,655	468,774	2,413,157
Robert Chausse	640,590	576,531	96,089	251,620	1,564,830
Eric Vinet	512,473	256,236	76,871	52,207	897,787
Anne Day	444,646	222,323	66,697	40,116	773,782
Ankit Shah	452,182	226,091	67,827	33,424	779,524
Total:	2,954,255	2,185,545	443,139	846,141	6,429,080
(1)
For Options, calculated by subtracting the exercise price of unvested in-the-money Options that would have vested on termination of employment from the closing price of New Gold’s common shares on the TSX on December 31, 2019 of C$1.15. For PSUs, calculated by multiplying the number of PSUs that would have vested on termination of employment (calculated using actual performance for completed performance periods and assuming maximum performance of 150% for future performance periods) by the closing price of New Gold’s common shares on the TSX on December 31, 2019 of C$1.15. These amounts are then converted at an exchange rate of US$1.00 = C$1.2988, being the average daily rate quoted by the Bank of Canada for December 31, 2019.

(2)	These amounts do not include any salary payable or pro-rata short-term incentive payable to the date of termination of employment. Payment of these amounts may be contingent on signing a release.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

EQUITY COMPENSATION PLANS
New Gold has three equity compensation plans: the Stock Option Plan, the Long Term Incentive Plan and one historical stock option plan. There are no options outstanding, and the Board does not intend to grant any new options, under the historical stock option plan.
STOCK OPTION PLAN
The Stock Option Plan was adopted by the Board on March 3, 2011, and was subsequently approved by shareholders on May 4, 2011, and then reapproved on April 30, 2014 and April 26, 2017. As at March 31, 2020, a total of 7,458,314 Options (representing 1.10% of the issued and outstanding Shares of New Gold) were outstanding under the Stock Option Plan. The annual “burn rate” for the Stock Option Plan (number of Shares issued under the plan in a year divided by the weighted average number of Shares outstanding in that year) was 0.04%, 0.00% and 0.00% for 2017, 2018 and 2019 respectively. In 2019, a total of 2,153,125 Options were granted (representing 0.32% of the issued and outstanding Shares as at December 31, 2019).
The following is a summary of the principal terms of the Stock Option Plan. Subject to the provisions of the Stock Option Plan, the Board has the authority to determine the terms, limitations, restrictions and conditions applicable to the vesting or to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed on the sale or other disposition of Shares acquired on exercise of Option. A copy of the Stock Option Plan, including the amendments described under “Business of the Meeting – Approval of Unallocated Options Issuable under the Stock Option Plan” on page 23, is attached to this Circular as Schedule B.
Eligibility
Options may be granted to directors (subject to certain limits on grants to non-employee directors), employees, officers or eligible contractors of New Gold or its affiliates (collectively, “Eligible Persons”).
Vesting
All Options granted under the Stock Option Plan have been granted on the basis they will vest as to one-third of the number granted on the first anniversary of the grant date, one-third on the second anniversary and one-third on the third anniversary. The Board establishes the vesting and other terms and conditions for an Option at the time the Option is granted. In the event of a change of control, the Board may, in its discretion, accelerate the vesting of all unvested Options.
Awards under the Stock Option Plan to executive officers are subject to the Company’s Executive Compensation Clawback Policy.
Securities Issuable under the Stock Option Plan
The aggregate number of Shares of New Gold reserved for issuance for all Options granted under the Stock Option Plan and for all other security-based compensation arrangements of the Company, other than the Long Term Incentive Plan, must not exceed 3.5% of the Shares issued and outstanding (on a non-diluted basis) at the time of granting the Option.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

The total number of Shares issuable to any one person under the Stock Option Plan together with any Shares reserved for issuance to such participant under any security-based compensation arrangements may not exceed 33,800,671, representing 5% of the Shares issued and outstanding (on a non-diluted basis) on the date of the grant. In addition, the Stock Option Plan limits option grants to non-employee directors to the lesser of (i) 1% of Shares issued and outstanding (on a non-diluted basis) at the time of grant, and (ii) an annual value of C$100,000.
Limits on Securities Issuable to Insiders
The Stock Option Plan (a) limits the aggregate number of Shares issuable to insiders under any equity-based compensation plan to 10% of the Shares issued and outstanding (on a non-diluted basis) at the time of grant, and (b) limits the number of Shares issued to insiders in any one-year period under any equity-based compensation plan to 10% of the Shares issued and outstanding (on a non-diluted basis).
Exercise Price
The Board establishes the exercise price of an Option at the time the Option is granted, but it may not be less than the volume weighted average trading price of the Shares of New Gold on the TSX for the five trading days ending on the last trading date immediately before the date of grant.
Term and Termination of Options
Options granted must be exercised no later than five years after the date of grant or such lesser period as the Board may approve at the time of grant. However, in the event that any Option expires during, or within 48 hours after, a Company-imposed blackout period on the trading of securities of the Company, such expiry will be extended to the tenth day after the end of the blackout period.
If an Option holder ceases to be an Eligible Person for any reason other than death, retirement or termination for cause, the holder’s vested Options will be cancelled 90 days after he or she ceases to be an Eligible Person unless otherwise determined by the Board or provided in the holder’s employment agreement, but in no case will such date exceed the original expiry date of the Option. Options that have not vested when the holder ceases to an Eligible Person will be cancelled, unless otherwise determined by the Board. The amendments to the Stock Option Plan, described under “Business of the Meeting – Approval of Unallocated Options Issuable Under the Stock Option Plan” on page 23, clarify that the applicable termination date on which an employee subject to Canadian law ceases to be an Eligible Person is the later of the last day worked and the end of the applicable statutory notice period.
If an Option holder is terminated for cause, all vested and unvested Options will be cancelled immediately after the holder ceases to be an Eligible Person.
If an Option holder retires or dies, all unvested Options will vest on the date the holder ceases to be an Eligible Person due to retirement or death and will be cancelled 180 days after the holder’s retirement or death, unless otherwise determined by the Board, but in no case will such date exceed the earlier of the original expiry date of the Option or 12 months following the retirement or death of the holder.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Assignability
Options are non-assignable and non-transferable by a holder, except for assignment to a Permitted Assign (as such term is defined in the Stock Option Plan). Options are exercisable only by the applicable Eligible Person during the lifetime of the applicable Eligible Person and only by the Eligible Person’s legal representative after the death of the Eligible Person.
Amendment Provisions
Subject to any applicable regulatory or stock exchange requirements or restrictions in the Stock Option Plan, the Board may at any time and without shareholder approval, terminate the Stock Option Plan or amend the provisions of the Stock Option Plan, or the terms of any Options granted, including, without limitation, making amendments:

(i)	to Section 2.3 of the Stock Option Plan relating to the exercise of Options, including by the inclusion of a cashless exercise feature whereby payment is in cash or Shares or otherwise;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable laws;

(iii)	to the definitions Section of the Stock Option Plan;

(iv)	to the Change of Control provisions provided for in Section 3.1 of the Stock Option Plan;

(v)	to Section 1.3 of the Stock Option Plan relating to the administration of the Stock Option Plan;

(vi)	to the vesting provisions of any outstanding Options;

(vii)
to postpone or adjust any exercise of any Option or the issuance of any Shares pursuant to the Stock Option Plan as the Board in its discretion may deem necessary in order to permit the Company to effect or maintain registration of the Stock Option Plan or the Shares issuable pursuant to the Stock Option Plan under the securities laws of any applicable jurisdiction, or to determine that the Shares and the Stock Option Plan are exempt from such registration; and

(viii)
fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of an exchange, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Eligible Person may from time to time be resident or a citizen.

The Stock Option Plan may, however, not be amended to effect any of the following without the approval of a majority of shareholders voting at a shareholders’ meeting:

(i)	increase the maximum number of Shares which may be issued under the Stock Options Plan;

(ii)	increase the ability of the Board to amend the Stock Option Plan without shareholder approval;

(iii)	amend the definition of “Eligible Persons” and “Permitted Assigns”;

(iv)	reduce the exercise price of any Option;

(v)	amend section 2.5 of the Stock Option Plan relating to the transferability of any Option; or

(vi)	amend the term of any Option.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

In addition, the Board may not amend the Stock Option Plan to increase insider participation limits without first having obtained the approval of a majority of shareholders voting at a shareholders’ meeting, excluding Shares voted by insiders who are Eligible Persons.
The Board may also amend the terms of any Option as long as it does not materially and adversely alter the terms or conditions of the Option or materially and adversely impair the rights of any Option holder under the Option granted without the consent of the Option holder.
LONG TERM INCENTIVE PLAN
New Gold’s Long Term Incentive Plan provides for time-based RSU awards and performance-based PSU awards (collectively, “Share Units”) to be granted to employees, directors, officers and eligible contractors of the Company and its affiliates (“Participants”) as a bonus in consideration of past services to the Company or its affiliates and to incent continued service. The Company may not grant Share Units to directors who are not employees or eligible contractors. RSUs and PSUs are both notional share-based units that have the same value as one share of New Gold on the date of grant. Vested RSUs are paid in cash, and vested PSUs may be paid in cash or Shares or a combination of both.
The following is a summary of the principal terms of the Long Term Incentive Plan. Subject to the provisions of the Long Term Incentive Plan, the Board has the authority to determine the terms, limitations, restrictions and conditions applicable to the grant or vesting of a Share Unit. A copy of the Long Term Incentive Plan, including the amendments being proposed for approval at the Meeting described under “Business of the Meeting – Approval of Amendments and Approval of Unallocated Performance Share Units Issuable Under the Long Term Incentive Plan” on page 25, is attached to this Circular as Schedule C.
Grant, Vesting and Term
Each Share Unit vests on its Entitlement Date (as defined below). The Board determines the Entitlement Date applicable to Share Units at the time of grant but has the discretion to amend the Entitlement Date after such grant.
The Board has delegated authority to the HRCC to grant individual awards of up to 100,000 RSUs and up to 100,000 PSUs to persons other than officers of the Company. The Board further delegated authority to management to grant individual awards of up to 50,000 RSUs to persons other than officers. The Board has also delegated to management authority to grant awards of RSUs, PSUs and Options to newly hired or promoted employees, other than newly hired officers or employees promoted to an officer role, up to a total grant value of C$100,000. Any other grants, including all grants of RSUs and PSUs to officers, require approval of the Board.
RSUs vest on the entitlement date or dates, as determined by the Board in its discretion, which will not be later than December 31 of the year that is three years after the year of service to which the award relates (the “Entitlement Date” with respect to an RSU). On an Entitlement Date, the Company makes a payment to the relevant Participant in cash equal to the five-day volume weighted average price of the Company’s Shares on the TSX for the five trading days preceding the Entitlement Date multiplied by the number of RSUs vesting.
PSUs vest on the entitlement date, as determined by the Board in its discretion, which will not be later than December 31 of the year that is three years after the year of service to which the award relates (the “Entitlement Date” with respect to a PSU) (subject to acceleration as described below). In addition, at the time PSUs are granted, the Board makes the vesting of such PSUs subject to performance conditions or measures to be achieved by the Company, the Participant or a class of Participants, before the relevant Entitlement Date.

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The number of Shares to be issued or the amount of cash to be paid on the Entitlement Date of the PSUs will vary based on “Achieved Performance”. The Achieved Performance is a percentage that is multiplied by the number of PSUs granted to determine the number of Shares to be issued and/or the amount of cash to be paid on the Entitlement Date. It is calculated based on the difference between (the “TSR Difference”) New Gold’s total shareholder return (“TSR”) and the TSR of the S&P/TSX Global Gold Index (the “Index”) (i.e., New Gold’s TSR minus Index TSR) for each of four Measurement Periods. The four Measurement Periods are equally weighted in determining the total Achieved Performance for a particular PSU grant.
In 2020, New Gold changed the third and fourth Measurement Period (P3 and P4 in the table below). For grants prior to 2020, including PSUs granted in 2017 – 2019 that are still outstanding, these periods end at November 30 of the third year. The change in 2020 was made to allow for the measurement of full year performance in the third year. This was consistent with the change made in the previous year to move the time of grant of PSUs from December to the following February in order to consider full year performance when making grants. The measurement periods for PSUs granted in March 2020 are set out below:
Measurement Periods for 2020	Percentage of Total Achieved Performance
P1: January 1 to December 31 of year one (year of grant)	25%
P2: January 1 to December 31 of year two	25%
P3: January 1 to December 31 of year three	25%
P4: January 1 of year one to December 31 of year three	25%
At the end of each Measurement Period, the TSR Difference is calculated. If New Gold’s TSR exceeds the TSR of the Index in a Measurement Period (i.e., the TSR Difference is greater than zero), the Achieved Performance for that period will be over 100%. Similarly, if New Gold’s TSR is less than the TSR of the Index in a Measurement Period (i.e., the TSR Difference is less than zero), the Achieved Performance for that period will be less than 100%. The minimum Achieved Performance for any Measurement Period is 0% and the maximum is 200%. To achieve the maximum Achieved Performance for a Measurement Period, the TSR Difference must be at least 50% (i.e., New Gold’s TSR minus Index TSR ≥ 50%). For example, if the TSR of the Index for a Measurement Period was 5%, New Gold’s TSR for that period would have to be 55% or higher to attain Achieved Performance of 200% for that Measurement Period. If New Gold’s TSR is the same as the Index TSR for a Measurement Period, the Achieved Performance for the period would be 100%. If New Gold’s TSR is -25%, the Achieved Performance for the period would be 50%. Finally, if the TSR Difference is less than negative 25%, the Achieved Performance for the Measurement Period would be 0% (i.e., New Gold TSR minus Index TSR < -25%). For PSUs granted in 2020, the Achieved Performance Ratio for certain TSR Differences are set out in the table below. The Achieved Performance Ratio for other TSR Differences would be determined by linear interpolation from these results.

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TSR Difference for 2020 PSUs	Achieved Performance Ratio for 2020 PSUs
New Gold TSR minus Index TSR < -25%	0%
New Gold TSR minus Index TSR = -25%	50%
New Gold TSR = Index TSR	100%
New Gold TSR minus Index TSR = 25%	150%
New Gold TSR minus Index TSR ≥ 50%	200%
The Company had set different minimum and maximum Achieved Performance Ratios for PSU grants prior to 2020. For those prior grants, including PSUs granted in 2017 – 2019 that are still outstanding, there is a minimum Achieved Performance Ratio of 50% when the TSR Difference in a Measurement Period is less than or equal to negative 20%. Also, for prior grants, including PSUs granted in 2017 – 2019 that are still outstanding, the maximum Achieved Performance Ratio for a TSR Difference greater than or equal to 20% is 150%.
On the Entitlement Date, a PSU may be settled: (i) in cash equal to the five-day volume weighted average price of the Company’s Shares on the TSX for the five trading days preceding the Entitlement Date multiplied by the number of PSUs and the Achieved Performance; or (ii) by the issuance of the equivalent number of Shares of New Gold as the number of PSUs multiplied by the Achieved Performance, or (iii) a combination of both. The Board may, in its discretion, grant PSUs that can only be satisfied by the issuance of Shares from treasury or by a cash payment or by a combination thereof. The annual “burn rate” for the Long Term Incentive Plan (number of Shares issued under the plan in a year divided by the weighted average of Shares outstanding in that year) was 0.032%, 0.063% and 0.003% for 2017, 2018 and 2019, respectively.

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Adjustments
The Board may, in its discretion, elect to credit each Participant with additional Share Units in the event any dividend is paid on the Shares of New Gold. In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant’s account had been Shares divided by the Market Price of the Shares on the date on which dividends were paid by the Company. Such additional Share Units will vest on the Entitlement Date of the particular Share Unit (and will be subject to the same terms) to which the additional Share Units relate.
Securities Issuable under the Long Term Incentive Plan
The aggregate number of Shares to be available for issuance in respect of all PSUs granted under the Long Term Incentive Plan will not exceed 1.25% of the Shares issued and outstanding (on a non-diluted basis). The terms of grant of all outstanding PSUs set out that 55% of each PSU grant may only be satisfied by Cash-Only PSUs to account for payment of withholding taxes. The Board intends include such terms of grant in all future PSU grants as well. Only PSUs which may be satisfied in Shares on their Entitlement Date need to be counted when determining the 1.25% limit on the number of Shares that may be reserved for issuance under the Long Term Incentive Plan. As at March 31, 2020, a total of 3,837,551 PSUs was outstanding under the Long Term Incentive Plan, of which 2,110,653 were Cash-Only PSUs. Assuming an Achieved Performance Ratio of 150% for PSUs granted prior to 2020 and an Achieved Performance Ratio of 200% for PSUs granted in 2020, the maximum number of Shares which may be issued to satisfy PSUs on their Entitlement Date is 3,156,915 which represents 0.47% of the number of issued and outstanding Shares of New Gold, leaving 5,293,252 Shares available for future PSUs to be granted under the Long Term Incentive Plan (representing 0.78% of the number of issued and outstanding Shares), excluding Cash-Only PSUs.
In no case can a Participant, immediately after being granted an award of Share Units (a) hold a beneficial interest in more than 33,800,671 Shares, representing 5% of the issued and outstanding Shares (on a non-diluted basis), or (b) be in a position to control the casting of greater than 5% of the votes that may be cast at a general meeting of New Gold (collectively, the “Ownership Restrictions”).
Limits on Securities Issuable to Insiders
The Long Term Incentive Plan (a) limits the aggregate number of Shares issuable to insiders pursuant to Share Units and any other security-based compensation arrangements of New Gold to 10% of the Shares issued and outstanding (on a non-diluted basis) at the time of the grant, and (b) limits the number of Shares issued to insiders pursuant to Share Units and any other security-based compensation arrangements of New Gold within a 12-month period to 10% of the Shares issued and outstanding (on a non-diluted basis) at the time of the issuance.
Assignability
Subject to specific exceptions and restrictions outlined in the Long Term Incentive Plan, Share Units are not assignable other than by will or the laws of descent and distribution.

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Cessation or Acceleration of Share Units
Subject to the terms of the Long Term Incentive Plan, Share Units become void on the termination (with or without cause) or retirement of a Participant, except as otherwise determined by the Board in its discretion. The proposed amendments to the Long Term Incentive Plan, described under “Business of the Meeting – Approval of Amendments and Approval of Unallocated Performance Share Units Issuable Under the Long Term Incentive Plan” on page 25, clarify that for Canadian Participants, termination is effective as of the end of the applicable statutory notice period prescribed by employment standards legislation. Additionally, the amendments provide for a pro-rated cash payment for Participants terminated without cause with unvested PSUs. The total Achieved Performance Ratio for the pro-rated cash payment would be calculated as described above except incomplete Measurement Periods would be adjusted to end on the last day of the month before the termination date, and would be pro-rated based on the portion of each Measurement Period occurring prior to the termination date. For example, if termination occurs prior to the commencement of a Measurement Period, the weighting attributed to that Measurement Period would be 0, and if termination occurs exactly half way through a Measurement Period, the Percentage of Total Achieved Performance for that period would be halved (i.e., 12.5% instead of 25%). The calculated total Achieved Performance Ratio would then be multiplied by the number of unvested PSUs and then multiplied by the Market Price of New Gold Shares as of the last day of the month before the termination date.
In addition, unless the Board determines otherwise, the Entitlement Date for all of a Participant’s Share Units will be accelerated as follows: (i) in the event of the death of the Participant, the Entitlement Date will be the date of death; and (ii) in the event of the total disability of the Participant, the Entitlement Date will be the date which is 60 days following the date on which the Participant becomes totally disabled.
In the event a resolution is adopted to wind up, dissolve or liquidate the Company, all Share Units outstanding will immediately vest, and the Entitlement Date for such Share Units will occur. Where the Entitlement Date of the PSU is accelerated, performance for Measurement Periods that have not been completed before the Entitlement Date or change of control will be based on 100% achievement in the case of death or disability or 150% achievement in the case of a change of control.
Awards or payments under the Long Term Incentive Plan to executive officers are subject to the Company’s Executive Compensation Clawback Policy.
Amendment Provisions
Subject to any applicable regulatory or stock exchange requirements, the Board may from time to time in its discretion (without shareholder approval) amend, modify and change the provisions of the Long Term Incentive Plan (including any grant letters), including, without limitation, amendments of a housekeeping nature or any change to the Entitlement Date of any Share Units, except that it may not make any of the following amendments to the Long Term Incentive Plan without first having obtained the approval of a majority of shareholders voting at a shareholders’ meeting:
(i)	materially increase the benefits to a holder of Share Units who is an insider of the Company, to the material detriment of the Company and its shareholders;

(ii)
increase the number of Shares or maximum percentage of Shares which may be issued pursuant to the Long Term Incentive Plan other than in the event of a change in the Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification;

(iii)	reduce the range of amendments requiring shareholder approval;

(iv)	permit Share Units to be transferred other than for normal estate settlement purposes;

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(v)	change insider participation limits which would result in shareholder approval being required on a disinterested basis;

(vi)	materially modify the eligibility requirements for participation in the Long Term Incentive Plan;

(vii)	modify the result that Participants residing in Australia forfeit their rights to any payment or issue of Shares on termination of such Participants; or

(viii)	modify the Ownership Restrictions

In addition, any such amendment, modification or change of any provision of the Long Term Incentive Plan will be subject to the approval, if required, by any stock exchange having jurisdiction over the securities of the Company.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS AS AT DECEMBER 31, 2019
The following table provides details of compensation plans under which equity securities of New Gold are authorized for issuance as at December 31, 2019.
Plan Category	Number of Common Shares to be Issued on Exercise of Options and Vesting of PSUs(1)	Weighted-Average Exercise Price of Outstanding Options ($)	Number of Common Shares Remaining Available for Future Issuance under Equity Compensation Plans (excluding common shares reflected in Column (a))(2)(3)(4)
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	6,727,929	$2.81 for Options(5) n/a for PSUs	25,380,033
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
(1)
Represents the aggregate number of common shares of New Gold reserved for issuance on exercise of outstanding Options and upon the vesting of outstanding PSUs (assuming maximum Achieved Performance, being 5,837,287 common shares upon the exercise of outstanding Options and 890,642 common shares upon the vesting of PSUs. This excludes Cash-Only PSUs, as they cannot be satisfied in common shares.

(2)
Represents the aggregate number of common shares remaining available for future issuance under the Stock Option Plan and the Long Term Incentive Plan as at December 31, 2019, after taking into account the number of common shares issuable upon the exercise of outstanding Options and the vesting of outstanding PSUs that can be satisfied in shares (assuming maximum Achieved Performance, being 17,821,212 common shares under the Stock Option Plan and 7,558,822 common shares under the Long Term Incentive Plan).

(3)
The aggregate number of common shares reserved for issuance in respect of all outstanding Options granted under the Stock Option Plan and all other security-based compensation arrangements of the Company, other than the Long Term Incentive Plan, cannot exceed 3.5% of the number of common shares issued and outstanding (on a non-diluted basis).

(4)
The aggregate number of common shares that can be reserved for issuance under the Long Term Incentive Plan in respect of all unvested PSUs cannot exceed 1.25% of the number of common shares issued and outstanding (on a non-diluted basis).

(5)
The weighted average exercise price for all equity compensation plans is the weighted average exercise price of the Options outstanding under the Stock Option Plan. There is no exercise price associated with the PSUs outstanding under the Long Term Incentive Plan.

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STATEMENT OF DIRECTOR COMPENSATION
Non-executive directors receive a retainer for acting as a director. Executives of New Gold that serve as directors (excluding, for greater clarity, directors who have agreed to serve as an officer of the Company on an interim basis) do not receive any additional compensation for acting as directors. New Gold does not pay per-meeting fees. All reasonable expenses incurred by a director in attending meetings of the Board, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of New Gold’s business or in the discharge of his or her duties as a director, are paid by New Gold.
Each year the Corporate Governance and Nominating Committee reviews the compensation provided to non-executive directors and recommends compensation for the ensuing year based on, among other things, a review of director compensation at Peer Group companies and other market participants, overall corporate performance and other corporate imperatives, and general trends in director compensation. The Board reviews the Committee’s recommendation regarding non-executive director compensation and makes a final determination.
For 2019, the Board approved the non-executive director compensation, with directors required to take 60% of the basic retainer in deferred share units (“DSUs”) and the balance, including the applicable additional retainers, (the “cash-eligible portion”) in either cash or additional DSUs. These amounts are set out in the table below. In 2019, all the directors elected to receive all of their basic and additional retainers in DSUs, except for Mr. Chirekos, who elected to receive 40% of his retainer in cash, and Mr. Gowans, who elected to receive 50% of his additional retainer as Chair of the HRCC in cash.
	Total	Required in DSUs (60%)	Cash Eligible or DSUs (40%)
Basic annual retainer	C$175,000	C$105,000	C$70,000
Additional annual retainer for Chair of the Board	C$120,000	-	C$120,000
Additional annual retainers for Committee Chairs Audit Committee Human Resources and Compensation Committee Technical and Sustainability Committee Corporate Governance and Nominating Committee	C$35,000 C$25,000 C$25,000 C$15,000	- - - -	C$35,000 C$25,000 C$25,000 C$15,000

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DIRECTOR COMPENSATION TABLE
The following table provides information regarding compensation paid to New Gold’s non-executive directors during the year ended December 31, 2019.
Name	Annual Retainer – Cash ($)	Annual Retainer – Share-based Awards ($)(1)	Option-based Awards ($)	All Other Compensation ($)	Total ($)
Nick Chirekos	48,007	72,010	-	-	120,017
Gillian Davidson	-	150,727	-	-	150,727
Jim Gowans	9,420	141,307	-	-	150,727
Peggy Mulligan	-	143,191	-	-	143,191
Ian Pearce	-	222,323	-	-	222,323
Marilyn Schonberner	-	158,264	-	-	158,264
Total:	57,427	887,821	-	-	945,248
(1)
Calculated by multiplying the number of DSUs by C$1.14, being the closing price of New Gold’s common shares on the TSX before the date of grant (May 8, 2019) (except for Mr. Chirekos, whose DSUs are multiplied by C$0.90 being the closing price of New Gold’s common shares on the TSX before the date of grant (June 6, 2019)) and then converting that amount at an exchange rate of US$1.00 = C$1.3269, being the average rate quoted by the Bank of Canada for the year 2019.

New Director and Officer Equity Ownership Guidelines Applicable to Directors
The Director and Officer Equity Ownership Guidelines require each non-executive director to own common shares and/or DSUs (but not Options) equivalent in value to the following:
•	Non-executive directors: 5x the cash eligible portion of the basic retainer paid for acting as a non-executive director
•	Chair of Board: 5x the cash eligible portion of the basic retainer plus 5x the additional retainer as Chair
For purposes of measuring compliance with the Equity Ownership Guidelines, common shares are valued at the greater of the Market Price on the TSX as of the measurement date and the purchase price paid for the common shares, and DSUs are valued at the greater of the Market Price on the measurement date and the closing price on the date of grant.
The Director and Officer Equity Ownership Guidelines must be met within the later of three years from the date the director joined the Board and two years from the date the Director and Officer Equity Ownership Guidelines were approved by the Board, which was January 21, 2020. All of the directors have until January 21, 2022 to meet the requirement, except for Mr. Chirekos who has until May 27, 2022. The number and value of common shares and DSUs held by Directors compared to the equity ownership requirement as measured at December 31, 2019 is set out below. For the terms of the Director and Officer Equity Ownership Guidelines, including a description of how the total value of Shares and DSUs held is calculated and the terms applicable to officers see “Statement of Executive Compensation – Compensation Risk Management and Mitigation – New Director and Officer Equity Ownership Guidelines Applicable to Officers” on page 34.

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Name	Common Shares Held	DSUs Held	Total Value of Common Shares and DSUs	Equity Ownership Requirement	Date to Meet
Nick Chirekos	-	107,698	C$120,622	C$350,000	May 27, 2022
Gillian Davidson	-	209,396	C$289,466	C$350,000	January 21, 2022
Jim Gowans	30,000	214,963	C$294,957	C$350,000	January 21, 2022
Peggy Mulligan	-	200,380	C$279,368	C$350,000	January 21, 2022
Ian Pearce	27,200	378,834	C$836,751	C$950,000	January 21, 2022
Marilyn Schonberner	-	256,520	C$458,068	C$350,000	Meets requirement

Incentive Plan Awards
The following table provides information regarding the option-based and share-based awards for each non-executive director outstanding as at December 31, 2019.
Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2019
Name	Grant Date(1)	Option-based Awards				Share-based Awards
		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(2)	Number of DSUs (#)	Market Value of DSUs ($)(3)
Nick	June 7, 2019	-	-	-	-	107,698	95,381
Chirekos
Gillian	May 1, 2018	-	-	-	-	29,070	25,745
Davidson	May 8, 2019	-	-	-	-	180,326	159,703
Jim	July 31, 2018	-	-	-	-	41,274	36,554
Gowans	October 30, 2018	-	-	-	-	4,633	4,103
	May 8, 2019	-	-	-	-	169,056	149,722
Peggy	May 1, 2018	-	-	-	-	29,070	25,745
Mulligan	May 8, 2019	-	-	-	-	171,310	151,719
Ian	May 10, 2016	49,172	5.71	May 10, 2021	-	13,369	11,840
Pearce	May 16, 2017	68,026	3.97	May 16, 2022	-	50,481	44,708
	May 1, 2018	-	-	-	-	49,003	43,399
	May 8, 2019	-	-	-	-	265,981	235,563
Marilyn	August 9, 2017	-	-	-	-	33,954	30,071
Schonberner	May 1, 2018	-	-	-	-	33,223	29,424
	May 8, 2019	-	-	-	-	189,343	167,689
(1)	Option awards vest in three equal instalments on each of the first, second and third anniversaries of the date of grant.
(2)
Calculated using the closing price of New Gold’s common shares on the TSX on December 31, 2019 of C$1.15 and subtracting the exercise price of in-the-money Options. The amount is then converted at an exchange rate of US$1.00 = C$1.2988, being the average daily rate quoted by the Bank of Canada on December 31, 2019. The value shown in this column does not represent the actual value the individual director could receive. The actual gain, if any, on exercise will depend on the price of New Gold’s common shares on the date of exercise.

(3)
Calculated by multiplying the number of DSUs by the closing price of New Gold’s common shares on the TSX on December 31, 2019 of C$1.15. The amount is then converted at an exchange rate of US$1.00 = C$1.2988, being the average daily rate quoted by the Bank of Canada on December 31, 2019. The actual value realized will depend on the price of the common shares on the date the director leaves the Board.

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Of the Options granted to non-executive directors, 117,198 Options remained outstanding as at December 31, 2019, which equates to 0.02% of the Company’s issued and outstanding common shares as of such date. During the year ended December 31, 2019, the Company did not grant any Options to the non-executive directors.
Value Vested during the Year Ended December 31, 2019
The following table provides information regarding the value of incentive plan awards vested or earned for each non-executive director during the year ended December 31, 2019.
Name	Option-based Awards – Value Vested during the Year ($)	Share-based Awards – Value Vested during the Year ($)(1)
Nick Chirekos	-	$72,010
Gillian Davidson	-	$150,727
Jim Gowans(2)	-	$141,307
Peggy Mulligan	-	$143,191
Ian Pearce	-	$222,323
Marilyn Schonberner	-	$158,264
(1)
Calculated by multiplying the number of DSUs by C$1.14, being the closing price of New Gold’s common shares on the TSX before the date of grant (May 8, 2019), and then converting that amount at an exchange rate of US$1.00 = C$1.3269, being the average rate quoted by the Bank of Canada for the year 2019.

Options Exercised during the Year Ended December 31, 2019
There were no Options exercised by non-executive directors during 2019.
Deferred Share Unit Plan
The Company’s deferred share unit plan (“DSU Plan”) is intended to strengthen the alignment of interests between its non-employee directors and shareholders by linking a portion of annual director compensation to the future value of New Gold’s common shares. It is administered by the Corporate Governance and Nominating Committee.
A DSU is a notional share-based unit that has the same value as one common share and is subject to adjustment for normal anti-dilution events, but which is not paid out until the recipient ceases to be a director. Generally, a director must receive at least 60% of their retainer in the form of DSUs. The number of DSUs granted to a director is determined by dividing the amount of compensation to be taken as DSUs by the closing price for a common share on the TSX on the business day immediately preceding the date of grant.
During the year ended December 31, 2019, an aggregate of 976,016 DSUs were granted to directors. 147,247 DSUs held by James Estey were redeemed by the Company for a payment of C$202,980 after he ceased to be a director on January 10, 2019. As at March 31, 2020, there are an aggregate of 1,260,093 DSUs outstanding under the DSU Plan.

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Loans to Directors
The Company does not make personal loans or extensions of credit to its directors or NEOs. There are no loans outstanding from the Company to any of its directors or NEOs.
CORPORATE GOVERNANCE PRACTICES
New Gold has designed and implemented its corporate governance structure with a view to ensuring that its business and affairs are managed and overseen in furtherance of its mission – to be Canada’s leading intermediate gold producer, driving responsible and profitable mining in a way that creates sustainable enduring value for New Gold’s shareholders, stakeholders and the environment. National Policy 58-201 – Corporate Governance Guidelines (the “Corporate Governance Guidelines”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices, along with other applicable regulatory requirements, form the regulatory framework for New Gold’s corporate governance practices. As a result, New Gold’s corporate governance practices have been, and continue to be, in compliance with applicable Canadian and United States regulatory requirements. New Gold also monitors developments and evolving best practices in Canada and the United States to ensure that its governance policies and practices continue to evolve so as to best serve the Company’s mission.
As the overall steward for New Gold’s business, the Board has adopted a formal written mandate (the “Board Mandate”) which sets out its goals, duties and responsibilities. The Board fulfills the Board Mandate and its duties to the Company directly and through its committees at regularly scheduled meetings and as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending on the state of New Gold’s affairs and in light of opportunities or risks which New Gold faces. The directors are kept informed of New Gold’s operations at these meetings, as well as through reports and discussions with management on matters within their particular areas of expertise.
The Corporate Governance and Nominating Committee, which is comprised entirely of independent directors, is responsible for assessing the Board’s performance in fulfilling the Board Mandate. Specifically, this Committee reviews with the Board, on a regular basis and at least annually, the role of the Board, the Board Mandate and the charters of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities.
A copy of the Board Mandate is attached as Schedule A to this Circular. Each of the Board’s standing committees has adopted a formal written charter, copies of which are available on New Gold’s website at www.newgold.com.
The following is a description of New Gold’s corporate governance practices as reported by the Corporate Governance and Nominating Committee and approved by the Board.

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BOARD OF DIRECTORS
Composition of the Board of Directors
Independence of the Board
The Board, in consultation with the Corporate Governance and Nominating Committee, annually reviews the relationship between each director and the Company in order to determine the independence of each director (within the meaning of the Corporate Governance Guidelines). With the assistance of the Corporate Governance and Nominating Committee, the Board has considered the relationship between the Company and each of the Nominees and has determined that six of the seven current directors and Nominees are independent for the purposes of the Corporate Governance Guidelines.
Director / Nominee	Relationship	Reason for Non-Independent Status
Renaud Adams	Non-Independent	President and Chief Executive Officer of the Company
Nick Chirekos	Independent	N/A – no material relationship
Gillian Davidson	Independent	N/A – no material relationship
Jim Gowans	Independent	N/A – no material relationship
Peggy Mulligan	Independent	N/A – no material relationship
Ian Pearce	Independent	N/A – no material relationship
Marilyn Schonberner	Independent	N/A – no material relationship

A majority of the Board is comprised of independent directors, and each member of the Board’s committees is independent. In addition, each committee charter provides for access to information respecting the Company and access to officers, employees, consultants, external auditors and legal counsel of the Company. The committee charters also entitle each committee to engage separate independent counsel and advisors at the expense of the Company, as appropriate.
The Board Mandate provides for in-camera sessions of the independent directors at each Board meeting (including special meetings). During the year ended December 31, 2019, the Board held in-camera sessions of the independent directors at each of its meetings. In addition, during the year ended December 31, 2019, all of the committees held in-camera sessions without the presence of management or any non-independent directors at each meeting.
To ensure that the Board as a whole remains appropriately independent of management, the Board has also implemented the following safeguards:
(a)	any one director may call a Board meeting;
(b)	the compensation of the President and Chief Executive Officer is considered in his absence by the HRCC; and
(c)	in addition to the standing committees of the Board, ad hoc committees are appointed from time to time when appropriate.
Areas of Expertise
The Nominees to the Board possess a broad range of skills, experience and the expertise necessary to carry out the Board Mandate and meet the needs of the Company. The Board believes that the following skills are of particular importance in addressing the challenges, risks and opportunities facing the Company:

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(a)	mining industry and/or operations;
(b)	capital markets, finance and/or accounting;
(c)	public company boards and/or corporate governance;
(d)	health, safety, environment (“HSE”), sustainability and/or risk management;
(e)	talent management;
(f)	strategic planning and/or mergers and acquisitions; and
(g)	government relations and/or legal matters.
The following table shows the areas of experience and expertise that each of the Nominees brings to our Board:
Director	Mining Industry / Operations	Capital Markets / Finance / Accounting	Public Company Boards / Governance	HSE / Sustainability / Risk Management	Talent Management	Strategic Planning / M&A	Government Relations / Legal
Adams	✔		✔	✔	✔	✔
Chirekos	✔	✔	✔		✔	✔
Davidson	✔			✔		✔	✔
Gowans	✔		✔	✔	✔	✔	✔
Mulligan		✔	✔	✔	✔	✔	✔
Pearce	✔		✔	✔	✔	✔
Schonberner		✔	✔	✔	✔	✔
Other Public Company Directorships/Committee Appointments
The following table provides details of the directorships and committee appointments held by the Nominees at other public companies as at the date of this Circular. None of the directors and/or Nominees of New Gold serve together as directors on the boards of other public companies.

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Director	Other Public Company Directorships	Other Public Company Committee Appointments
Renaud Adams	GT Gold Corp (since 2018)
Nick Chirekos	Peabody Energy Corporation (since 2017)	Audit Committee Nominating and Corporate Governance Committee
Gillian Davidson	Central Asia Metal Limited (since 2019)	Chair of Sustainability Committee
Jim Gowans	Trilogy Metals Inc. (since 2019)
Titan Mining Corporation (since 2018)
	Cameco Ltd. (since 2009)	Chair of Safety, Health and Environment Committee Reserves Oversight Committee Audit and Finance Committee
Peggy Mulligan	Canadian Western Bank (since 2017)	Risk Committee Audit Committee
Ian Pearce	Nexa Resources S.A. (since 2019)	Sustainability Committee
	Outotec Oyj (since 2015)	Vice Chair, Audit and Risk Committee
Marilyn Schonberner	Wheaton Precious Metals Corporation (since 2018)	Audit Committee Human Resources Committee
The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on New Gold’s Audit Committee.
Position Descriptions
The Board has developed a written position description for the Chair of the Board as detailed in the Board Mandate. The Chair of each Board committee acts within the parameters set by their respective committee charters. The Board has also developed a written position description for the President and Chief Executive Officer. A brief description of the roles of the President and Chief Executive Officer and the Chair of the Board is set out below.
President and Chief Executive Officer
The President and Chief Executive Officer’s role is to provide leadership and overall management of the Company’s operations, including fostering a high performance culture consistent with New Gold’s values, and to act as a key corporate representative in dealing with shareholders, analysts, the government and other stakeholder groups. Among other things, the President and Chief Executive Officer’s responsibilities include:
(a)	developing, with input from the Board, and executing the Company’s strategic plan;
(b)	establishing current and long-term objectives, and periodic business, capital and operating plans and budgets;
(c)	overseeing all New Gold’s operations and business activities;

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(d)	developing and maintaining an effective organizational structure;
(e)	ensuring the principal business risks and controls of the company are identified and managed, and overseeing the implementation of effective control, monitoring and performance standards and systems;
(f)
engaging with the Chair of the Board, and the chair of each Board committee on key matters that require Board approval, and providing timely information to the Board and its committees to enable them to effectively discharge their obligations; and

(g)	making recommendations to the Board on salary, bonuses and LTI amounts for the officers, and equity-based compensation for employees.
Chair of the Board
The Board has appointed Ian Pearce, an independent director, as its Chair. He works closely with the standing committees of the Board on matters relating to compensation, finance, strategy and corporate governance. The Chair of the Board provides leadership to directors in discharging their duties, including by, among other things, promoting cohesiveness among the directors and ensuring that the responsibilities of the Board and its committees are well understood by the directors.
The Chair of the Board, together with the Chair of the Corporate Governance and Nominating Committee, assist the Board in discharging its stewardship function, including by:
(a)	reviewing, on an annual basis, the committees of the Board, the composition and Chairs of such committees and the charters of such committees; and
(b)
ensuring that the Board, committees of the Board, individual directors and senior management of New Gold understand and discharge their duties and obligations under New Gold’s system of corporate governance.

In connection with meetings of the directors, the Chair of the Board is responsible for the following:
(a)	scheduling meetings;
(b)	coordinating with the Chairs of the committees of the Board to schedule meetings of the committees;
(c)	reviewing items of importance for consideration by the Board;
(d)
ensuring that all business required to come before the Board is brought before the Board, thereby ensuring that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of New Gold;

(e)	setting the agenda for meetings of the Board;
(f)	monitoring the adequacy of materials provided to the directors by management in connection with the directors’ deliberations;
(g)	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

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(h)	presiding over meetings of the directors, including in-camera sessions of the independent directors; and
(i)	encouraging free and open discussion at meetings of the Board.
Committees of the Board
The Board has the following four standing committees:
(a)	the Audit Committee;
(b)	the Human Resources and Compensation Committee;
(c)	the Corporate Governance and Nominating Committee; and
(d)	the Technical and Sustainability Committee.
Each committee reports directly to the Board.
The current membership of each standing committee of the Board is set out in the table below. From time to time, when appropriate, ad hoc committees of the Board may be established by the Board.
Board Committee	Committee Members	Status
Audit Committee	Marilyn Schonberner (Chair)	Independent
	Nick Chirekos	Independent
	Peggy Mulligan	Independent
Human Resources and Compensation Committee	Jim Gowans (Chair)	Independent
	Ian Pearce	Independent
	Marilyn Schonberner	Independent
Corporate Governance and Nominating Committee	Peggy Mulligan (Chair)	Independent
	Nick Chirekos	Independent
	Gillian Davidson	Independent
Technical and Sustainability Committee	Gillian Davidson (Chair)	Independent
	Jim Gowans	Independent
	Ian Pearce	Independent
Audit Committee
The Audit Committee is comprised of three directors who satisfy the independence requirements prescribed by National Instrument 52-110 – Audit Committees. The Audit Committee’s primary function is to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the integrity of the financial statements of New Gold, compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management has established, and the overall responsibility for New Gold’s external and internal audit processes including the external auditor’s qualifications, independence and performance.

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Further information regarding the Audit Committee is contained in New Gold’s latest annual information form (“AIF”) under the heading “Audit Committee”, and a copy of the Audit Committee charter is attached as a schedule to the AIF. The AIF is available under New Gold’s profile on SEDAR at www.sedar.com.
Human Resources and Compensation Committee
As described under the heading “Statement of Executive Compensation – Composition and Role of the Human Resources and Compensation Committee” on page 30, the HRCC is comprised of three independent directors. Its principal purpose includes assisting the Board in approving and monitoring the Company’s guidelines and practices with respect to compensation and benefits provided by the Company, as well as administering the Company’s equity-based compensation plans, ensuring the human resources strategy supports the Company’s strategic plan and monitoring significant policies and practices related to human resources.
Corporate Governance and Nominating Committee
As described under the heading “Nomination of Directors” on page 83, the Corporate Governance and Nominating Committee is comprised of three independent directors. Its main purpose is to provide a focus on corporate governance that will enhance corporate performance, to assist the Company in its corporate governance responsibilities under applicable law, to establish criteria for Board and committee membership, to recommend the composition of the Board and its committees and to assess overall director and board performance.
Technical and Sustainability Committee
The Technical and Sustainability Committee is comprised of three independent directors, each of whom has a strong operational or social responsibility background. The overall purpose of the Technical and Sustainability Committee is to review and monitor the technical, operational, health, safety, environmental and sustainability policies and activities of New Gold on behalf of the Board. The Committee was named the Health, Safety, Environment and Corporate Social Responsibility Committee until February 13, 2019, at which time its mandate was expanded to include technical and operational matters.

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Meetings of the Board and Committees of the Board
The Board meets a minimum of four times per year and as otherwise required. The Audit Committee and Technical and Sustainability Committee meet on a quarterly basis and each other committee of the Board meets at least twice each year, or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of each meeting agenda depend on the business and affairs that New Gold faces from time to time. During 2019, the Board met four times, the Audit Committee met four times, the Human Resources and Compensation Committee met four times, the Corporate Governance and Nominating Committee met twice and the Technical and Sustainability Committee met four times. Below are details regarding director attendance at Board and committee meetings held during the year ended December 31, 2019. It is also noted that the directors generally attend all committee meetings held in conjunction with Board meetings, however, the attendance table below only reflects attendance at meetings for which the Director was required to attend as a committee member.
Director(1)	Board	Audit Committee	Human Resources and Compensation Committee	Corporate Governance and Nominating Committee	Technical and Sustainability Committee	Total Board/ Committee Attendance
Renaud Adams	4 of 4	-	-	-	-	4 of 4 (100%)
Nick Chirekos(1)	2 of 2	1 of 1	-	0 of 0	-	3 of 3 (100%)
Gillian Davidson	4 of 4	-	-	2 of 2	4 of 4	10 of 10 (100%)
Jim Gowans(1)	4 of 4	3 of 3	4 of 4	-	4 of 4	15 of 15 (100%)
Peggy Mulligan	4 of 4	4 of 4	-	2 of 2	-	10 of 10 (100%)
Ian Pearce(1)	4 of 4	-	4 of 4	2 of 2	4 of 4	14 of 14 (100%)
Marilyn Schonberner	4 of 4	4 of 4	4 of 4	-	-	12 of 12 (100%)
(1)
Attendance by each director at Board and committee meetings is based on the number of meetings held during the period of the year during which the director was a member of the Board and/or the applicable committee. Nick Chirekos joined the Board on May 27, 2019 and changes to the membership of the Board’s standing committees were made at the subsequent Board meeting on July 31, 2019. On that date, Mr. Chirekos joined the Audit Committee and the Corporate Governance and Nominating Committee. Mr. Gowans left the Audit Committee on that date and Mr. Pearce left the Corporate Governance and Nominating Committee on that date.

As set out in the Board Mandate, Board members are expected to attend all meetings of the Board in person or by phone, to have reviewed Board materials in advance, and be prepared to discuss such materials.

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BOARD AND SENIOR MANAGEMENT DIVERSITY
Currently, three of New Gold’s seven directors (43%) are female and one of New Gold’s six officers (17%) is female. New Gold recognizes the benefits of having a diverse Board and senior management group and seeks to increase diversity amongst its directors and senior management. To this end, New Gold has adopted a written diversity policy (the “Diversity Policy”), which was updated in 2020 to encompass diversity at the senior management level. The objective of the Diversity Policy is to increase diversity at both the Board and senior management level, with a particular emphasis on gender diversity.
At the Board level, the Diversity Policy requires the Board and the Corporate Governance and Nominating Committee to consider the benefits of diversity, and the diversity of Board members, in reviewing Board composition and assessing Board effectiveness. It includes an annual review of the level of representation of women on the Board and the effectiveness of the Diversity Policy, which is assessed based on the number of female director candidates identified, the number of such candidates that advance in the director selection process and the number that are ultimately appointed or nominated to the Board. When identifying new candidates to recommend for appointment or election to the Board, the Diversity Policy requires the Board (or the Corporate Governance and Nominating Committee) to consider engaging qualified external advisors to conduct a search for candidates that meet the Board’s criteria. If such external advisors are engaged, they will be instructed to put forward a diverse selection of candidates, including female candidates.
At the senior management level, in evaluating and considering candidates, New Gold will, among other things, (a) consider only candidates who are highly qualified based on their experience, knowledge, personal skills and qualities; (b) consider diversity criteria including gender, age, ethnic origin and background; (c) consider the level of diversity in senior leadership positions; and (d) when appropriate, engage qualified external advisors to conduct a search for candidates who meet New Gold’s skills and diversity criteria to help achieve greater diversity in senior management positions.
New Gold does not support the adoption of quotas or targets regarding gender representation on the Board or in senior management positions. All Board appointments will be made based on merit, having regard to the skills, experience, independence, knowledge and other qualities which the Board, as a whole, views as necessary to be effective, and giving due consideration to the benefits of diversity (including the level of representation of women on the Board). With respect to executive appointments, New Gold recruits, manages and promotes on the basis of an individual’s competence, qualification, experience and performance, giving due consideration to gender, age, ethnic origin, religion, sexual orientation or disability.
BOARD OF DIRECTORS GOVERNANCE
Director Term Limits and Retirement
The Board does not consider it appropriate or necessary to limit the number of terms a director may serve due to the time and effort necessary for each director to become familiar with the business of the Company. As an alternative to term limits, the Board undertakes an annual review of director performance and, as part of its regular assessment of Board composition and succession planning, the Corporate Governance and Nominating Committee considers, among other things, the tenure of existing directors with a view to ensuring an appropriate balance of new and long-serving directors. The current average term of the Company’s directors is two years and the average age of New Gold’s directors is fifty-nine. New Gold does not have a retirement age policy for its directors.

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Orientation and Continuing Education
The Board, in conjunction with the Chair of the Corporate Governance and Nominating Committee, is responsible for ensuring that new directors are provided with an orientation and education program that includes, among other things, information about the duties and obligations of directors, the business and operations of the Company and documents from recent Board meetings.
With respect to ongoing director education, the Chair of the Corporate Governance and Nominating Committee, in conjunction with the Chair of the Board, is responsible for ensuring that:
(a)	all directors receive updates to Company policy documents and applicable TSX or NYSE listing policies;
(b)	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;
(c)	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and
(d)	appropriate funding is allocated to directors to attend seminars or conferences relevant to their positions as directors of the Company.
As part of the Company’s ongoing director education program, the Company conducted director education sessions regarding developments in corporate governance best practices, led by the Company’s outside counsel in February 2019, and the newly-adopted Declaration on the Rights of Indigenous Peoples Act (British Columbia), led by the Company’s outside counsel in February 2020. All directors were in attendance at these sessions. The Board of Directors also regularly receives presentations on industry trends from the Company’s auditors in the Company’s Audit Committee meetings, which all directors attend. New Gold is planning additional director education programs in 2020.
Directors are also expected to visit one of the Company’s sites at least once every two years. In February 2019, all of the independent directors except Ms. Mulligan visited the New Afton mine. Following a tour of the site and its facilities, the directors received presentations on block cave mining and a site-specific operations briefing which addressed, among other things, C-zone development and production profile. The Board plans to conduct a similar visit to the Rainy River mine in 2020.
At all times throughout the year, directors have full access to officers and employees of the Company and may arrange meetings either directly or through the Chair, the President and Chief Executive Officer or the Corporate Secretary. Management provides briefings to directors with respect to the business and operations of the Company at every regularly scheduled Board meeting.
Board and Director Assessments
The Corporate Governance and Nominating Committee, in conjunction with the Board, is responsible for reviewing, on an annual basis, the Board Mandate and the charter of each Board committee and the methods and processes by which the Board fulfills its duties and responsibilities.

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In addition, the Corporate Governance and Nominating Committee is responsible for administering a Board and director evaluation process, which culminates in the Corporate Governance and Nominating Committee preparing and delivering a final report with recommendations to the Board.  To fulfil this aspect of its mandate, the Chair of the Corporate Governance and Nominating Committee conducts a one-on-one discussion with each independent director, and the Board meets as a group to discuss matters related to Board performance. The basis of these one-on-one and Board discussions is a set of written questions that is approved by the Corporate Governance and Nominating Committee in advance, regarding the performance and effectiveness of the Board, the Chair of the Board, Board committees, Board and committee meetings and the Board’s engagement with management. The discussions also elicit additional input on a variety of Board governance matters, including strategic matters overseen by the Board, Board composition, Board diversity and director education programs.  The results of this evaluation process are reported to the Board with any recommendations, which are discussed and implemented, as appropriate.
The process described above is done annually, though given the Board’s small size and active engagement, Board effectiveness is a subject of ongoing discussion among the Directors.
Nomination of Directors
The Corporate Governance and Nominating Committee, which is comprised entirely of independent directors, annually reviews the skills, expertise and other qualities that the Board as a whole should possess. Through this process, the Corporate Governance and Nominating Committee identifies areas that could be supplemented by new directors relative to the skills, expertise and other qualities of the existing directors. Following this review, the Corporate Governance and Nominating Committee is responsible for recommending to the Board appropriate criteria for the selection of new directors and, in consultation with the Board, establishing a process for selecting new Board members. While the Corporate Governance and Nominating Committee has the primary responsibility for identifying prospective Board members, all qualified candidates proposed are considered by the Board.
To encourage an objective nominating process when considering potential Board nominees, the Corporate Governance and Nominating Committee takes into account a number of factors, which may include, among others, the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of New Gold, the composition of the Board and the degree of diversity (including gender) among the directors, the individual’s direct experience with public companies in general and mining companies in particular, as well as the ability of the candidate’s skills, experience and other qualities to complement those of existing members of the Board.
The Corporate Governance and Nominating Committee uses the following process to identify and nominate highly qualified and dedicated director candidates for election to the Board:
(a)
The Chair of the Board, the Chair of the Corporate Governance and Nominating Committee or other members of the Board identify the need to add new Board members, with careful consideration of the mix of skills, experience and other qualities (including diversity, with particular emphasis on gender diversity, and tenure) represented on the Board.

(b)
The Corporate Governance and Nominating Committee coordinates the search for qualified candidates with input from management and other Board members. To assist in the identification of prospective director candidates, the Corporate Governance and Nominating Committee may engage qualified external advisors to conduct a search, if the Committee deems such engagement necessary, including having regard to the Diversity Policy.

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(c)
Selected members of the Board management, will interview prospective candidates. The Corporate Governance and Nominating Committee may, to the extent it deems appropriate, consult with significant shareholders of the Company or other shareholders as part of the process of nominating new directors.

(d)
The Corporate Governance and Nominating Committee will recommend a nominee and seek full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the shareholders.

Shareholder Communication and Engagement
In order to allow shareholders to provide timely and meaningful feedback to the Board, the Board has adopted a formal Board Shareholder Communication and Engagement Policy (the “Shareholder Engagement Policy”), which is available on the Company’s website at www.newgold.com. In addition to addressing the Company’s policies with respect to shareholder communications, under the Shareholder Engagement Policy, the Board may, with approval from the Chair of the Board, meet with New Gold shareholders, shareholder organizations and governance groups in order for the Board to elicit feedback and provide responses based on publicly-available information relating to the Company. All discussions are subject to the obligation not to make selective disclosure of a material fact or material change. The Board member(s) present are required to report to the Chair of the Board on the outcome of any such meetings. During 2019, the Chair of the Board met and engaged in discussions with several of the Company’s largest shareholders. Following these discussions, the Chair of the Board conveyed the shareholder perspectives gained from those meetings to the Board of Directors.
Shareholders and other interested parties may communicate directly with the Board and/or request a meeting with directors by writing to the Corporate Secretary, New Gold Inc., 181 Bay Street, Suite 3320, Toronto, Ontario M5J 2T3, Canada. The Board has designated the Corporate Secretary as its agent to receive communications and meeting requests addressed to the Board or any individual director.
ETHICAL BUSINESS CONDUCT
Code of Business Conduct and Ethics
The Company has a written Code of Business Conduct and Ethics (“Code”) for the directors, officers and employees of New Gold and its subsidiaries. The Board most recently reviewed the Code on January 21, 2020. A copy of the Code is posted on New Gold’s website at www.newgold.com.
All directors, officers and employees are expected to comply with and sign off annually on the Code, which reaffirms the Company’s high standards of business conduct. The Code is part of New Gold’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.
The Board monitors compliance with the Code generally and reviews the Code on an annual basis to determine whether any changes are necessary or desirable. At least annually, each director is required to certify whether he or she has been in compliance with the Code in respect of his or her role as a director of the Company and whether he or she is aware of any possible violation of the Code that was not raised with the Corporate Secretary or other senior management of the Company during the period since the prior certification.

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Under the Code, officers and directors of New Gold are expected to report potential violations of the Code involving officers or directors to the Chair of the Audit Committee.
In the unlikely event of a waiver of the Code, any such waiver for a director or executive officer must be approved by the Board (or a designated committee) and such waiver will be disclosed to shareholders as required by applicable law. The Board did not grant any waiver of the Code to any director or executive officer during 2019 or during the past 12 months.
Director Conflicts of Interest
A thorough discussion of the documentation related to a material transaction is required for review by the Board, particularly independent directors. Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions.
Whistleblower Policy
New Gold has adopted a whistleblower policy which allows its directors, officers, employees and contractors who feel that a violation of the Code or the Company’s anti-bribery and anti-corruption policy has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to anonymously report such violation to the Chair of the Audit Committee in writing, or through an external hotline service provider, by telephone, by email, or online. Concerns are reviewed by the Chair of the Audit Committee in the manner deemed to be appropriate based on the nature and merits of the submission and with the assistance and direction of whomever the Chair of the Audit Committee deems appropriate.
RISK OVERSIGHT AND MANAGEMENT
The Board has responsibility for identifying and understanding the principal risks of the Company’s business. Performance of this obligation is supplemented by the Board’s standing committees, each of which has oversight over the risks related to its mandate. In addition, the Corporate Governance and Nominating Committee reviews and reports to the Board on the overall adequacy and effectiveness of the Company’s enterprise risk management program.
In 2019, New Gold established a new enterprise risk management (“ERM”) program aimed at actively identifying, assessing and mitigating the company’s top risks. Each operating mine has a risk committee that is responsible for maintaining a risk register for the site. Senior management also comprises a corporate risk committee that maintains a corporate risk register. The corporate risk committee also reviews the site risk registers. Each risk register assesses both the likelihood of a risk and the potential consequences, and also identifies mitigation actions. The site and corporate risk committees meet at least once each quarter to assess any changes to the likelihood, consequences or mitigation actions for each risk. Top risks are identified through this process and reported to the Board on a quarterly basis, together with a discussion of strategic opportunities and issues. The Corporate Governance and Nominating Committee reviews the ERM program once per year as well.
New Gold assesses environmental, social and governance (“ESG”) risks, including risks relating to climate change, as part of this ERM program. Through this process, New Gold has adopted a number of initiatives aimed at mitigating ESG risks. Among other things, the Chair of the Technical and Sustainability Committee has assumed an active role in mentoring New Gold’s sustainability professionals and frequently participates in ongoing conversations and strategic planning initiatives across the company. With respect to climate change and environmental oversight in particular, New Gold has recently begun transitioning operations at the New Afton mine to an all-electric mine fleet for its C-zone development, and has developed an innovative water treatment plant at the Rainy River mine, which treats mill water with a mix of natural enzymes sourced from local water sources.

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OTHER INFORMATION
Indebtedness of Directors and Executive Officers
None of New Gold’s directors, Nominees, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date of this Circular, or has been, during the year ended December 31, 2019, indebted to New Gold or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by New Gold or any of its subsidiaries.
Interest of Certain Persons in Matters to be Acted Upon
Other than the election of directors, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting: (a) a director or executive officer of New Gold who has held such position at any time since January 1, 2019; (b) each Nominee; or (c) an associate or affiliate of a person listed in (a) or (b).
Interest of Informed Persons in Material Transactions
Other than as described elsewhere in this Circular, since January 1, 2019, no informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) of New Gold, Nominee, or associate or affiliate of any informed person or Nominee, has or had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect New Gold or any of its subsidiaries.
Other Matters
At the time of printing this Circular, management of New Gold does not know of any matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote on such matters in accordance with their best judgment.
Additional Information
Additional information regarding New Gold and its business activities, including New Gold’s annual financial statements and related MD&A for its most recently completed financial year, is available on SEDAR at www.sedar.com under New Gold’s profile, on the United States Securities and Exchange Commission’s website at www.sec.gov and on New Gold’s website at www.newgold.com. Following the Meeting, the voting results for each item on the proxy will be available on SEDAR at www.sedar.com under New Gold’s profile. Shareholders may also contact New Gold by phone at 1-888-315-9715 or by email at info@newgold.com to request copies of these documents, which will be provided free of charge.

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DIRECTORS’ APPROVAL
The contents of this management information circular and its distribution to the shareholders of New Gold have been approved by the Board.
BY ORDER OF THE BOARD OF DIRECTORS

Ian Pearce
Chair of the Board

Toronto, Ontario
April 3, 2020

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SCHEDULE A
BOARD OF DIRECTORS MANDATE
1.	Introduction
The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of New Gold Inc. (the “Company”) and the activities of management, which is responsible for the day-to-day conduct of the business. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, and to ensure that the Company meets its obligations on an ongoing basis and operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders, such as employees, customers and communities, may have in the Company. In overseeing the conduct of the business, the Board, through the President and Chief Executive Officer (“CEO”), shall set the standards of conduct for the Company.
2.	Procedures and Organization
The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its chair (“Chair”) and nominating candidates for election to the Board and constituting committees of the Board. Subject to the Articles of the Company and the Business Corporations Act (British Columbia) (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.
A quorum for the transaction of business at any meeting of the Board shall be a majority of the number of directors then in office. The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Board to take minutes) shall have the responsibility for taking minutes of all meetings of the Board and for circulating drafts of such minutes to the Chair promptly following each meeting. The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Board to take minutes) shall present draft minutes from the previous meeting at the next succeeding Board meeting for comments, approval and execution. In the case of an equality of votes at a meeting of the Board, the chair of the meeting shall not have a second or casting vote.
3.	Duties and Responsibilities
The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.
3.1 Legal Requirements
a.	The Board, together with management, has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.
b.	The Board has the statutory responsibility to:
i.	manage or, to the extent it is entitled to delegate such power, supervise the management of the business and affairs of the Company by the senior officers of the Company;
ii.	act honestly and in good faith with a view to the best interests of the Company;
iii.	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and
iv.
act in accordance with its obligations contained in the Act and the regulations thereto, the Company’s Articles, securities laws of each province and territory of Canada, and other relevant legislation and regulations.

3.2	Independence

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The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including endeavouring to have a majority of directors who are “independent” as defined by National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). The Board, in consultation with the Corporate Governance and Nominating Committee, will annually review the relationship of each director and the Company to determine if each director is or remains “independent” as defined by NI 58-101. In addition, the independent directors shall hold an in-camera session without the presence of management or any non-independent directors at each meeting.
3.3	Strategy Determination
The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for the Company and to participate, at least annually, with management, directly or through the Board’s committees, in developing and approving the plan by which the Company proposes to achieve its goals, which plan takes into account, among other things, the opportunities and risks of the Company’s business.
3.4	Managing Risk
The Board has the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks accepted and the potential return to shareholders, to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company, and to ensure the material business risks are discussed in the Company’s Annual Information Form.
3.5	Division of Responsibilities
The Board has the power to:
a.	appoint and delegate responsibilities to committees where appropriate to do so; and
b.	approve position descriptions for:
i.	its individual members and / or the individual members of committees of the Board;
ii.	the Chair of the Board;
iii.	the CEO; and
iv.	the Chief Financial Officer.
The Board shall be responsible for ensuring that the Company’s officers and the directors and officers of the Company’s subsidiaries, if any, are qualified and appropriate in keeping with the Company’s corporate governance policies.
To assist it in exercising its responsibilities, the Board has established four standing committees of the Board: the Audit Committee, the Human Resources and Compensation Committee, the Corporate Governance and Nominating Committee and the Technical and Sustainability Committee. The Board may establish other standing or ad hoc committees from time to time which will function in accordance with such committee’s charter.
Each committee shall have a written charter that clearly establishes its purpose, responsibilities, composition, structure and functions. Each committee charter shall be reviewed by the Board at least annually. The Board is responsible for appointing the committee members, including the chair of each committee.
3.6	Appointment, Training and Monitoring of Senior Management
The Board has the responsibility:
a.
to appoint the CEO, to monitor and assess the CEO’s performance and effectiveness, to satisfy itself as to the integrity of the CEO, and to provide advice and counsel in the execution of the CEO’s duties;

b.	to develop or approve the corporate goals or objectives that the CEO is responsible for;
c.	to approve the appointment of all corporate officers, acting on the advice of the CEO, and to satisfy itself as to the integrity of such corporate officers;

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d.	ensure that adequate provision has been made to train, develop and monitor management and for the orderly succession of management;
e.	to create a culture of integrity throughout the Company;
f.	to ensure that management is aware of the Board’s expectations of management; and
g.	to avail itself collectively and individually of the open access to the Company’s senior management and to advise the Chair of the Board of significant matters discussed.
3.7	Policies, Procedures and Compliance
The Board has the responsibility:
a.	to ensure with management that the Company operates at all times within applicable laws, regulations and ethical standards; and
b.	to approve and monitor compliance with significant policies and procedures by which the Company is operated.
3.8	Reporting and Communication
The Board has the responsibility:
a.	to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;
b.	to ensure that the financial performance of the Company is adequately reported by management to shareholders, other securityholders and regulators on a timely and regular basis as required by law;
c.
to ensure that reasonable processes are in place to assure the timely reporting by management of developments that have a significant and material impact on the market price or value of the Company’s securities;

d.	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year;
e.	to develop appropriate measures for receiving shareholder feedback; and
f.	to develop the Company’s approach to corporate governance and to develop a set of corporate governance principles and guidelines.
3.9	Monitoring and Acting
The Board has the responsibility:
a.	to monitor the Company’s progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;
b.	to take action when performance falls short of its goals and objectives or when other special circumstances warrant; and
c.	to ensure that the Company has implemented adequate internal control and management information systems which ensure the effective discharge of the Board’s responsibilities.
3.10	Membership and Composition
The Board has the responsibility to determine:
a.	its appropriate size and composition;

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b.	the relevant criteria for proposed additions to the Board, having regard to required skills, expertise and other qualities, including independence and diversity;
c.	any maximum number of boards or other engagements considered appropriate for directors, having regard to whether they are independent directors or members of management;
d.	any appropriate length of tenure and age for retirement of directors;
e.	the recommended compensation of directors for their services in that role, after consideration by the Corporate Governance and Nominating Committee; and
f.	the number of meetings of the Board to be held each year; provided that the Board shall meet at least on a quarterly basis.
3.11	Education and Assessment
Members of the Board are expected to attend all meetings of the Board in person or by phone and to have reviewed board materials in advance and be prepared to discuss such materials.
The Board has responsibility to ensure that a process is in place so that all new directors receive a comprehensive orientation and fully understand the role of the Board and its committees, the nature and operation of the Company’s business, the expectations for directors and the contribution that individual directors are required to make. In addition to an initial orientation, members of the Board are expected to pursue educational opportunities, such as seminars and conferences, as appropriate to assist them in better performing their duties, and directors and are encouraged to visit one of the Company’s sites at least once every two years.
Members of the Board will be required to annually assess their own effectiveness and contribution as directors, and the effectiveness of the Board and its committees.
3.12	Third Party Advisors
The Board, and any individual director with the approval of the Board, may retain at the expense of the Company independent counsel and advisors in appropriate circumstances.
4.	Chair of the Board
4.1	The Chair of the Board will provide leadership to directors in discharging their duties as set out in this Mandate, including by:
a.	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;
b.	promoting cohesiveness among the directors; and
c.	being satisfied that the responsibilities of the Board and its committees are well understood by the directors.
4.2	The Chair will assist the Board in discharging its stewardship function, including by:
a.	together with the Chair of the Corporate Governance and Nominating Committee, reviewing the committees of the Board, the composition and chairs of such committees; and
b.
together with the Chair of the Corporate Governance and Nominating Committee, ensuring that the Board, committees of the Board, individual directors and senior management of the Company understand and discharge their duties and obligations under the Company’s system of corporate governance.

4.3	In addition, in conjunction with the Chair of the Corporate Governance and Nominating Committee, the Chair will ensure that:

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a.	all directors receive updates to Company policy documents and the listing policies of the applicable exchanges;
b.	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;
c.	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and
d.	appropriate funding is allocated to directors to attend seminars or conferences relevant to their positions as directors of the Company.
4.4	In connection with meetings of the directors, the Chair will be responsible for the following:
a.	scheduling meetings of the directors;
b.	coordinating with the chairs of the committees of the Board to schedule meetings of the committees;
c.	reviewing items of importance for consideration by the Board;
d.
ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Company;

e.	setting the agenda for meetings of the Board;
f.	monitoring the adequacy of materials provided to the directors by management in connection with the directors’ deliberations;
g.	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;
h.	presiding over meetings of the directors, including in-camera sessions of the independent directors; and
i.	encouraging free and open discussion at meetings of the Board.
5.	Committee Chairs
The Chair of any duly constituted committee of the Board will:
a.
provide leadership to the committee with respect to its functions as described in the committee’s charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the committee;

b.
chair meetings of the committee, unless not present, including in-camera sessions, and reports to the Board following each meeting of the committee on the findings, activities and any recommendations of the committee;

c.	ensure that the committee meets on a regular basis and at the number of times per year required by the committee’s charter;
d.	in consultation with the Chair of the Board and the committee members, establish a calendar for holding meetings of the committee;
e.	establish the agenda for each meeting of the committee, with input from other committee members, the Chair of the Board and any other parties, as applicable;
f.
act as liaison and maintains communication with the Chair of the Board and the Board to optimize and co-ordinate input from Board members, and to optimize the effectiveness of the committee. This includes reporting to the full Board on all proceedings and deliberations of the committee at the first meeting of the Board after each committee meeting and at such other times and in such manner as the committee considers advisable;

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g.	report annually to the Board on the role of the committee and the effectiveness of the committee’s role in contributing to the objectives and responsibilities of the Board as a whole;
h.	ensure that the members of the committee understand and discharge their duties and obligations;
i.	foster ethical and responsible decision making by the committee and its individual members;
j.	together with the Corporate Governance and Nominating Committee, oversee the structure, composition, membership and activities delegated to the committee from time to time;
k.
ensure that resources and expertise are available to the committee so that it may conduct its work effectively and efficiently and pre-approve work to be done for the committee by consultants or other advisors;

l.	facilitate effective communication between members of the committee and management; and
m.	perform such other duties and responsibilities as may be delegated to the chair of the committee by the Board from time to time.
The Corporate Governance and Nominating Committee will annually review this Mandate and submit any recommended changes to the Board for approval.
Reviewed and approved by the Board on February 12, 2020.

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SCHEDULE B
STOCK OPTION PLAN
(See attached)

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SCHEDULE C
LONG TERM INCENTIVE PLAN
(See attached)

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Questions? Need Help Voting?

Please contact our Strategic Shareholder Advisor and Proxy Solicitation Agent, Kingsdale Advisors

CONTACT US:

North American Toll Free Phone:

1-866-581-1477

E-mail: contactus@kingsdaleadvisors.com

Fax: 416-867-2271

Toll Free Fax: 1-866-545-5580

Outside North America, Banks and Brokers
Call Collect: 416-867-2272

KINGSDALE Advisors

New Gold Inc.

2011 Stock Option Plan

Initially approved by the Shareholders on May 4, 2011
Amended by the Board on February 28, 2014 and February 12, 2020
Last approved by the Shareholders on April 26, 2017

ARTICLE 1
GENERAL PROVISIONS

1.1	Interpretation

(a)	For the purposes of the Plan, the following terms have the following meanings:

“Affiliate” means an affiliate of the Company within the meaning of Section 1.3 of NI 45-106;

“Associate” has the meaning set out in Section 2.22 of NI 45-106;

“Board” means the board of directors of the Company;

“Change of Control” means the occurrence of any one or more of the following events:

(i)
the Company is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Company);

(ii)	the Company sells, leases or exchanges greater than 50% of its assets to any other person or entity (other than an Affiliate of the Company);

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Company;

(iv)
any person, entity or group of persons or entities acting jointly or in concert  (the “Acquiror”) acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Company which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or affiliates of the Acquiror to cast or direct the casting of 40% or more of the votes attached to all of the Company's outstanding voting securities which may be cast to elect directors of the Company or the successor company (regardless of whether a meeting has been called to elect directors) and as a result of such acquisition of control, directors of the Company holding such office immediately before such acquisition of control shall not constitute a majority of the Board;

(v)
as a result of or in connection with: (A) the contested election of directors or (B) a transaction referred to in paragraph (i) above, the nominees named in the most recent management information circular of the Company for election to the board of directors of the Company shall not constitute a majority of the Board; or

(vi)	the Board adopts a resolution to the effect that a Change of Control has occurred or is imminent.

For the purposes of the text above, “voting securities” means common shares of the Company and any other shares entitled to vote for the election of directors, and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but which are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities;

“Company” means New Gold Inc. and includes any successor to New Gold Inc.;

"Eligible Contractor" means a person who is not an employee, officer or director of the Company that:

(i)	is engaged to provide on a bona fide basis consulting, technical, management or other services to the Company or any Affiliates under a written contract with the Company or the Affiliate;

(ii)	in the reasonable opinion of the Board, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate; and

(iii)	who otherwise qualifies as a “consultant” under section 2.22 of NI 45-106 ;

“Eligible Person” means, subject to all applicable laws, (A) in respect of any grant of Options by the Company any director, employee, officer or Eligible Contractor of (i) the Company or (ii) any Affiliate (and includes any such person (other than an Eligible Contractor) who is on a leave of absence authorized by the Board or the board of directors of any Affiliate), and (B) in respect of any assignment of Options by a person in (A) above pursuant to Section 2.5, means any Permitted Assign of such person as the context requires;

“Exchange” means the TSX, the NYSE Amex Equities or such other stock exchange or quotation system on which the Shares are listed or quoted from time to time;

“Exchange Rate” means the noon spot rate published by the Bank of Canada on the date the Option is granted;

“Holding Entity” has the meaning set out in Section 2.22 of NI 45-106;

“ISO” means an Option granted to a US Participant that is intended to qualify as an “incentive stock option” within the meaning of section 422 of the IRS Code;

“Insider” means any officer, director or other “insider” as defined by the Toronto Stock Exchange Company Manual, from time to time;

“IRS Code” means the United States Internal Revenue Code of 1986, as amended and the regulations and other guidance issued under the code;

“LTIP” means the Company’s Long Term Incentive Plan;

“Market Price” means at any date in respect of the Shares shall be, the volume weighted average trading price of such Shares on the TSX for the five trading days ending on the last trading date immediately preceding the date as of which the Market Price is determined.  In the event that the Shares are not then listed and posted for trading on the TSX, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

“NI 45-106” means National Instrument 45-106 – Prospects and Registration Exemptions, as may be amended or replaced from time to time;

“NQSO” means any Option granted to a US Participant that is not an ISO;

“Option” means an option to purchase Shares granted to an Eligible Person pursuant to the terms of the Plan;

“Participant” means an Eligible Person to whom an Option has been granted;

“Permitted Assign” means:

(i)	a Holding Entity of a Participant; or

(ii)	a RRSP, RRIF or TFSA of a Participant;

“Plan” means this 2011 stock option plan of the Company, as it may be amended from time to time;

“Resignation” means the cessation of board membership by a director, or employment (as an officer or employee) of the Participant with the Company or an Affiliate as a result of resignation;

“Retirement” means the Participant ceasing to be an employee, officer or director of the Company or an Affiliate after attaining a stipulated age in accordance with the Company’s normal retirement policy or earlier with the Company's consent;

“Retirement Date” means the date on which a Participant satisfies the conditions for Retirement, as agreed between the Participant and the Company;

“RRIF” means a registered retirement income fund as defined in the Income Tax Act (Canada);

“RRSP” means a registered retirement savings plan as defined in the Income Tax Act (Canada);

“Shares” means the common shares in the capital of the Company;

“Shareholder” means a holder of Shares;

“Subsidiary” means a “subsidiary corporation”, whether now or hereafter existing, as defined in section 424(f) of the IRS Code;

“10% Shareholder” means a US Participant who, at the time an ISO is granted, owns securities representing more than 10% of the voting power of all classes of shares of the Company or any Subsidiary, taking into account the attribution rules under section 424(d) of the IRS Code;

“Termination Date” means the date on which the Participant ceases to be an Eligible Person subject to section 2.6(b): (i) in the case of a director, the Termination Date occurs on the termination of board membership of the director by the Company or any Affiliate, the failure to re-elect or re-appoint the individual as a director of the Company or an Affiliate or the date of his Resignation, other than through Retirement; (ii) in the case of an employee, the Termination Date occurs on the date of termination of the employment of the employee, indicated in the Company’s notice of termination (except in cases of Employees who are subject to Canadian Law, the Termination Date of said employees occurs on the later of (a) the last day worked, excluding any period of contractual or common law notice, and (b) the end of the statutory notice period, if any, prescribed by the applicable employment standards legislation), with or without cause, as the context requires by the Company or an Affiliate, or the effective date of his Resignation, other than through Retirement, or in the case of an officer, upon removal of or failure to re-elect or re-appoint the individual as an officer of the Company or an Affiliate, or the effective date of his Resignation, other than through Retirement, (iii) in the case of an Eligible Contractor, the date of termination of the services of the Eligible Contractor;

“TFSA” means a tax-free savings account as described in the Income Tax Act (Canada);

“TSX” means the Toronto Stock Exchange; and

“US Participant” means a Participant that is subject to federal income tax in the United States of America pursuant to the IRS Code and any relevant tax convention.

(b)	In the Plan, words imparting the singular number only shall include the plural and vice versa and words imparting the masculine shall include the feminine.

(c)	The Plan and all matters to which reference is made in the Plan shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the applicable laws of Canada.

1.2	Purpose

The purpose of the Plan is to advance the interests of the Company by:

(a)	providing Eligible Persons with additional incentive;

(b)	encouraging equity ownership in the Company by such Eligible Persons;

(c)	increasing the proprietary interest of Eligible Persons in the success of the Company;

(d)	encouraging Eligible Persons to remain with the Company or its Affiliates; and

(e)	attracting new directors, employees, officers and service providers.

1.3	Administration

(a)
The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors of the Company. If a committee is appointed for this purpose, the following references to the Board will be deemed to be references to the committee.

(b)	Subject to the limitations of the Plan, the Board shall have the authority to:

(i)	grant Options;

(ii)	determine the terms, limitations, restrictions and conditions respecting Option granted;

(iii)
interpret  the  Plan and  adopt,  amend  and  rescind  such  administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable subject to required prior approval by any applicable regulatory authority or Shareholders; and

(iv)	make all other determinations and take all other actions in connection with the implementation and administration of the Plan.

(c)
The Board’s guidelines, rules, regulations, interpretations and determinations pursuant to or relating to the Plan shall be conclusive and binding upon the Company and all other persons, including without limitation all Participants. No member of the Board or any person acting pursuant to the authority delegated by it under the Plan shall be liable for any action or determination in connection with the Plan made or taken in good faith.

1.4	Shares Reserved

(a)
The aggregate number of Shares which may be reserved for issuance under the Plan and all other security based compensation arrangements of the Company (excluding the LTIP) shall not exceed 3.5% of the Shares (on a non-diluted basis) issued and outstanding from time to time. No fractional Shares shall be issued and the Board may determine the manner in which fractional share values shall be treated.  If any Options granted under the Plan are cancelled or terminated in accordance with the Plan without being exercised then the Shares subject to those Options will again be available to be granted under the Plan.

(b)
For greater certainty, any increase in the issued and outstanding Shares will result in an increase in the available number of the Shares issuable under the Plan, and exercises of Options will make new grants available under the Plan.

(c)
The maximum number of Shares which may be reserved for issuance to any one person under the Plan shall be 5% of the Shares issued and outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other security based compensation arrangements of the Company.

(d)
If there is a change in or substitution or exchange of the outstanding Shares by reason of any stock dividend or split, recapitalization, merger, amalgamation, arrangement, consolidation, reorganization, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval (if required) of the relevant Exchange(s), appropriate substitution or adjustment in:

(i)	the number or kind of securities reserved for issuance pursuant to the Plan; and

(ii)
the number or kind of securities subject to unexercised Options granted and the option exercise price of such securities; provided however that no substitution or adjustment shall obligate the Company to issue or sell fractional securities.

(e)	The Company shall at all times during the term of the Plan reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

1.5	Limits with respect to Insiders

(a)
The maximum number of Shares issuable to Insiders under the Plan and any other security based compensation arrangements of the Company shall be 10% of the Shares issued and outstanding at the time of the grant (on a non-diluted basis).

(b)
The maximum number of Shares which may be issued to Insiders under the Plan and any other security based compensation arrangements of the Company within a 12 month period shall be 10% of the Shares, issued and outstanding at the time of the issuance (on a non-diluted basis).

(c)
In addition, grants of Options to non-employee directors should not exceed the lesser of (i) 1% of the total number of Shares issued and outstanding at the time of issuance (on a non-diluted basis) and (ii) an annual equity value of $100,000 to each director (based on the grant date fair value of the Options);

1.6	Non-Exclusivity

Nothing contained in the Plan shall prevent the Board from maintaining or adopting other or additional compensation arrangements, subject to any required approvals.

1.7	Amendment or Termination

(a)
Subject to Section 1.7(b) below, the Board may at any time, and from time to time, and without Shareholder approval amend any provision of the Plan, or the terms of any Options granted, or terminate the Plan, subject to any applicable regulatory or Exchange requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:

(i)	to Section 2.3 relating to the exercise of Options, including by the inclusion of a cashless exercise feature whereby payment is in cash or Shares or otherwise;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(iii)	to the definitions set out in Section 1.1;

(iv)	to the Change of Control provisions provided for in Section 3.1;

(v)	to Section 1.3 relating to the administration of the Plan;

(vi)	to the vesting provisions of any outstanding Options;

(vii)
to postpone or adjust any exercise of any Option or the issuance of any Shares pursuant to the Plan as the Board in its discretion may deem necessary in order to permit the Company to effect or maintain registration of the Plan or the Shares issuable pursuant to the Plan under the securities laws of any applicable jurisdiction, or to determine that the Shares and the Plan are exempt from such registration; and

(viii)
fundamental or otherwise, not requiring Shareholder approval under applicable laws or the rules of an Exchange, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Eligible Person may from time to time be resident or a citizen.

(b)
Notwithstanding Section 1.7(a), the Board shall not be permitted to amend the following without first having obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of Shareholders and, in the case of an amendment to Section 1.5 so as to increase the Insider participation limits, approval of a majority of the Shareholders voting at a duly called and held meeting of Shareholders excluding shares voted by Insiders who are Eligible Persons:

(i)	Section 1.4(a) in order to increase the maximum number of Shares which may be issued under the Plan or Section 1.5 so as to increase the Insider participation limits;

(ii)	Section 2.2 or this Section 1.7 so as to increase the ability of the Board to amend the Plan without Shareholder approval;

(iii)	the definitions of “Eligible Person” and “Permitted Assigns”;

(iv)
subject to Section 1.4(d), the exercise price of any Option issued under the Plan where such amendment reduces the exercise price of such Option (for this purpose, a cancellation or termination of an Option of a Participant prior to its expiry for the purpose of re-issuing Options to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option);

(v)	to Section 2.5 relating to the transferability of Options; or

(vi)	the term of any Option issued under the Plan.

(c)
Any amendment or termination of an Option shall not materially and adversely alter the terms or conditions of any Option or materially and adversely impair any right of any Participant under any Option granted before the date of any such amendment or termination without the consent of such Participant, except as otherwise required by law or as provided in the Plan.

(d)
If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules adopted by the Board and in force at such time, will continue in effect as long as any Options under the Plan or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or Options it would be entitled to make if the Plan were still in effect.

1.8	Compliance with Legislation

The Plan, the grant and exercise of Options under the Plan and the Company’s obligation to sell and deliver Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of the Exchange and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required. The Company shall not be obligated by any provision of the Plan or the grant of any Option under the Plan to issue Shares in violation of such laws, rules and regulations or any condition of such approvals. In addition, the Company shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed with the Exchange. The Company shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuances of such Shares in compliance with applicable laws and for the admission to listing of such Shares on the Exchange. Shares issued and sold to Participants may be subject to limitations on sale or resale under applicable securities laws.

ARTICLE 2
OPTIONS

2.1	Grants

(a)
Subject to the provisions of the Plan, the Board shall have the authority to determine the terms, limitations, restrictions and conditions, if any, applicable to the vesting or to the exercise of an Option, including without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Shares acquired upon exercise of an Option may be forfeited. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.  In addition (and without limitation to the preceding text), at the sole discretion of the Board, at the time of the grant, Options may be made subject to any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time (e.g. to address matters such as fraud, or other significant misconduct of a Participant).

(b)	The award of an Option to an Eligible Person at any time shall neither entitle such Eligible Person to receive nor preclude such Eligible Person from receiving a subsequent Option.

(c)	Options may be granted so that they qualify as ISOs under section 422 of the IRS Code in accordance with the requirements and limitations in Section 4.3 below.

(d)
Each Option shall be confirmed by an option agreement, or option grant letter or other form of confirmation (electronic or otherwise) as prescribed by the Board from time to time. Subject to specific variations approved by the Board in respect of any Options all terms and conditions set out in the Plan will be incorporated by reference into and form part of any Option granted under the Plan.

2.2	Option Exercise Price

(a)	The Board will establish the exercise price of an Option at the time each Option is granted based on the terms set out under Section 2.2(b).

(b)	Subject to Section 4.3(d), the exercise price of an Option as established by the Board pursuant to Section 2.2(a) will not be less than the Market Price.

2.3	Exercise of Options

(a)
Options granted must be exercised no later than five years after the date of grant or such lesser period as the Board may approve.  In the event that any Option expires during, or within 48 hours after a Company-imposed blackout period on the trading of securities of the Company, such expiry will become the tenth day after the end of the blackout period.  A minimum of 100 Shares must be purchased by a Participant upon exercise of Options at any one time (or, if less the remainder of Shares available for purchase pursuant to all Options granted to such Participant).

(b)
The exercise price (and any applicable withholding taxes) of each Option to purchase Shares shall be paid in full by certified cheque, or in another manner deemed acceptable to the Company, at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan and the related option agreement, the number of Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

(c)
Subject to the provisions of the Plan and the related option agreement, an Option may be exercised from time to time as advised by the Company from time to time and upon payment in full of the Option exercise price of the Shares to be purchased and any applicable withholding taxes.  Certificates for such Shares shall be issued and delivered to the Participant within a reasonable period of time following the receipt of such notice and payment but in any event not exceeding five business days.

2.4	Withholding Taxes

For certainty and notwithstanding any other provision of the Plan, the Company or any Affiliate may take such steps as it considers necessary or appropriate for the deduction or withholding of any income taxes or other amounts which the Company or any Affiliate is required by any law or regulation of any governmental authority whatsoever to deduct or withhold in connection with any Share issued pursuant to the Plan, including, without limiting the generality of the foregoing, (a) withholding of all or any portion of any amount otherwise owing to a Participant; (b) the suspension of the issue of Shares to be issued under the Plan, until such time as the Participant has paid to the Company or any Affiliate an amount equal to any amount which the Company or Affiliate is required to deduct or withhold by law with respect to such taxes or other amounts together with the exercise price for the Shares; and/or (c) withholding and causing to be sold, by it as a trustee on behalf of a Participant, such number of Shares as it determines to be necessary to satisfy the withholding obligation.  By participating in the Plan, the Participant consents to any such sale and authorizes the Company or any Affiliate, as applicable, to effect the sale of such Shares on behalf of the Participant and to remit the appropriate amount to the applicable governmental authorities.  Neither the Company nor any applicable Affiliate shall be responsible for obtaining any particular price for the Shares nor shall the Company or any applicable Affiliate be required to issue any Shares under the Plan unless the Participant has made suitable arrangements with the Company and any applicable Affiliate to fund any withholding obligation.

2.5	Transfer of Options

(a)
Subject to Section 2.5(b), Options shall be non-assignable and non-transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable only by the Participant during the lifetime of the Participant and only by the Participant’s legal representative after death of the Participant in accordance with the Plan.

(b)
Notwithstanding Section 2.5(a), Options may, with the prior approval of the Board, be assigned by a Participant to a Permitted Assign of such Participant, following which such Options shall be non-assignable and non-transferable by such Permitted Assign, except, with the prior approval of the Board, to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and shall be exercisable only by such Permitted Assign during the lifetime of such Permitted Assign and only by such Permitted Assign’s legal representative after death of such Permitted Assign in accordance with the Plan.  Notwithstanding the foregoing, an ISO may not be transferred or assigned in any manner other than (i) by will or the laws of descent and distribution or (ii) to the extent required by a domestic relations order.  An improper transfer of any Options will not create any rights in the purported transferee, will cause the immediate termination of the Options, and the Company will not issue any Shares upon the attempted exercise of improperly transferred Options.

2.6	Termination, Retirement or Death

(a)	Except as otherwise determined by the Board and subject to the limitation that Options may not be exercised later than five years from their date of grant:

(i)
if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, Retirement or termination for cause, each vested Option held by the Participant will cease to be exercisable 90 days after the Termination Date, or in accordance with the Participant’s employment agreement that was previously approved by the Board (in the event of a conflict between this Stock Option Plan and a Participant’s employment agreement, the greater benefit will prevail) or such longer period as determined by the Board; for greater certainty, such determination may be made at any time subsequent to the date of grant of Options, but none will be outstanding for a period that exceeds the expiry date of the Option.  If any portion of an Option is not vested by a Participant’s Termination Date, that portion of the Option may not be exercised by the Participant unless the Board determines otherwise.

(ii)
If a Participant ceases to be an Eligible Person because his relationship with the Company or an Affiliate is terminated by the Company or the Affiliate, as applicable, for cause, his Options shall cease to be exercisable immediately upon such termination on the Termination Date.

(iii)
if a Participant retires, upon such Retirement the Participant’s Options will vest on his or her Retirement Date and the Participant may exercise these Options within 180 days following the his or her Retirement Date or such longer period as determined by the Board, for greater certainty such determination may be made at any time after the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of (i) the expiry date of such Option; and (ii) 12 months following the Retirement Date of the Participant.

(iv)
if a Participant dies, upon such death the Participant’s Options will immediately vest and the legal representative of the Participant may exercise the Participant’s Options within 180 days following the death of the Participant or such longer period as determined by the Board, for greater certainty such determination may be made at any time after the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of (i) the expiry date of such Option; and (ii) 12 months following the date of death of the Participant.

(v)
notwithstanding the foregoing, an ISO may not be exercisable by a US Participant beyond the earlier of the date that is three months following the US Participant’s termination of employment with the Company and all Subsidiaries for reasons other than death or disability or the expiry date of such ISO.  In the event of the death of a US Participant (including during the three month period after the US Participant’s Termination Date) or in the event of a termination of employment due to disability (as determined under section 422(c)(6) of the IRS Code), no ISO still held by such US Participant may be exercised beyond the earlier of the date that is 12 months after the date of such death or disability or the expiry date of such ISO.

(b)
Any Participant to whom an Option is granted under the Plan who subsequently ceases to hold the position in which he or she received such Option shall continue to be eligible to hold such Option as a Participant as long as he or she otherwise falls within the definition of “Eligible Person” in any capacity.

ARTICLE 3
CHANGE OF CONTROL

3.1	Change of Control

(a)
In the event of a proposed Change of Control, the Board may, in its discretion, conditionally or otherwise and on such terms as it sees fit, accelerate the vesting of all of a Participant’s unvested Options to a date determined by the Board, such that all of a Participant’s Options will immediately vest at such time.  In such event, all Options so vested will be exercisable, conditionally, from such date until their respective expiry dates so as to permit the Participant to participate in such Change of Control.  For greater certainty, upon a Change of Control, Participants shall not be treated any more favourably than Shareholders with respect to the consideration that the Participants may be entitled to receive for their Shares.

(b)
If a Participant elects to exercise its Options following a Change of Control, the Participant shall be entitled to receive, and shall accept, in lieu of the number of Shares which he was entitled upon such exercise, the kind and amount of shares and other securities, property or cash which such holder could have been entitled to receive as a result of such Change of Control, on the effective date thereof, had he been the registered holder of the number of Shares to which he was entitled to purchase upon exercise of such Options.

3.2	Right to Terminate Options on Sale of Company

Notwithstanding any other provision of the Plan, if the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Company or any proposed merger, consolidation, amalgamation or offer to acquire all of the outstanding Shares (collectively, the “Proposed Transaction”), the Company may give written notice to all Participants advising them that, within 30-days or such greater period as the Board determines in its sole discretion after the date of the notice and not thereafter, each Participant must advise the Board whether the Participant desires to exercise its Options before the closing of the Proposed Transaction, and that upon the failure of a Participant to provide such notice within the 30-day period or such greater period as the Board determines in its sole discretion, all rights of the Participant will terminate, provided that the Proposed Transaction is completed within 180 days after the date of the notice.  If the Proposed Transaction is not completed within the 180-day period, no right under any Option will be exercised or affected by the notice, except that the Option may not be exercised between the date of expiration of the 30-day period or such greater period as the Board determines in its sole discretion and the day after the expiration of the 180-day period.  If a Participant gives notice that the Participant desires to exercise its Options before the closing of the Proposed Transaction, then all Options which the Participant elected by notice to exercise will be exercised immediately before the effective date of the Proposed Transaction or such earlier time as may be required to complete the Proposed Transaction.

ARTICLE 4
MISCELLANEOUS PROVISIONS

4.1	No Rights as Shareholder

The holder of an Option shall not have any rights as a Shareholder with respect to any of the Shares underlying an Option until such holder has exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the exercise price in respect of which the Option is being exercised and paying applicable withholding taxes).

4.2	No Rights to Continued Employment or Engagement

Nothing in the Plan or any Option shall confer upon a Participant any right to continue in the employment or engagement of the Company or any Affiliate or affect in any way the right of the Company or any Affiliate to terminate his employment or engagement at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any Affiliate to extend the employment or engagement of any Participant beyond the date on which he would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or any Affiliate, or beyond the date on which his relationship with the Company or any Affiliate would otherwise be terminated pursuant to the provisions of any employment, consulting or other contract for services with the Company or any Affiliate.

4.3	Special Requirements for US Participants

(a)
Notwithstanding any other provision of the Plan to the contrary, the aggregate number of Shares available for ISOs is 10,000,000, subject to adjustment pursuant to Section 1.4 of the Plan and subject to the provisions of sections 422 and 424 of the IRS Code.

(b)	Individuals eligible to receive ISOs are US Participants who are employees of the Company or a Subsidiary.

(c)	Each option agreement or grant letter shall specify whether the related Option is an ISO or a NQSO. If no such specification is made, the related Option will be an NQSO.

(d)
An ISO shall be treated as a NQSO to the extent that the aggregate Market Price (determined as of the applicable grant date) with respect to which ISOs are exercisable by the US Participant for the first time during any calendar year (pursuant to the Plan and all other plans of the Company and of any Affiliate for purposes of section 422 of the IRS Code) will exceed US$100,000 or any other limitation subsequently set out in section 422(d) of the IRS Code.  If two or more Options designated as ISOs first become exerciseable in the same calendar year, the $100,000 limit shall be applied to the Options in the order in which they were granted, and any Shares whose value exceeds the limit shall be deemed to be covered by an NQSO.

(e)
The exercise price per Share of an ISO granted to a 10% Shareholder will be not less than 110% of the Market Price on the applicable grant date and such ISO shall not be exercisable later than the expiration of five years after the date of grant.

(f)	An ISO may only be granted within the 10-year period beginning from the earlier of the date the Plan is adopted by the Board or the date the Plan is approved by Shareholders.

(g)
If the Board determines to extend the exercise period of an ISO pursuant to its authority under Section 2.3 above or to make any other revision to the terms of an ISO, such Option shall thereafter be treated as a NQSO to the extent required under sections 422 and 424 of the IRS Code.

(h)
No NQSO shall be granted to a US Participant unless, with respect to such US Participant, the Shares constitute “service recipient stock” under section 409A of the IRS Code.  Notwithstanding any provision in the Plan to the contrary, any revision to the terms of an NQSO granted to a US Participant shall be made only if it does not create adverse tax consequences under section 409A of the IRS Code.

ARTICLE 5
ADOPTION

5.1	Effectiveness

The Plan shall be effective upon the approval by the Shareholders.

 NEW GOLD INC.
LONG TERM INCENTIVE PLAN

(Revised February 12, 2020)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1   For the purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.
“Achieved Performance Ratio” means, for any Share Unit, the percentage, ranging from 0% to 200% (or within such other range as the Board may determine from time to time), quantifying the performance achievement realized on an Entitlement Date determined in accordance with the performance conditions or measures and other terms outlined in the Share Unit grant letter evidencing such Share Unit;

B.	“Act” means the Business Corporations Act (British Columbia), or its successor, as amended, from time to time;

C.	“Affiliate” means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time;

D.	“Associate” with any person or company, is as defined in the Securities Act (British Columbia), as may be amended from time to time;

E.	“Board” means the Board of Directors of the Corporation or if established and duly authorized to act, a committee appointed for such purpose by the Board of Directors of the Corporation;

F.	“Change of Control” means the occurrence of any one or more of the following events:

(i)
the Corporation is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Corporation);

(ii)	the Corporation sells, leases or exchanges greater than 50% of its assets to any other person or entity (other than an Affiliate of the Corporation);

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iv)
any person, entity or group of persons or entities acting jointly or in concert (the “Acquiror”) acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Corporation which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or affiliates of the Acquiror to cast or direct the casting of 40% or more of the votes attached to all of the Corporation's outstanding voting securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors) and as a result of such acquisition of control, directors of the Corporation holding such office immediately prior to such acquisition of control shall not constitute a majority of the Board;

Long Term Incentive Plan 02-12-2020

(v)
as a result of or in connection with: (A) the contested election of directors or (B) a transaction referred to in paragraph (i) above, the nominees named in the most recent management information circular of the Corporation for election to the board of directors of the Corporation shall not constitute a majority of the Board; or

(vi)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, “voting securities” means common shares of New Gold and any other shares entitled to vote for the election of directors, and shall include any securities, whether or not issued by New Gold, which are not shares entitled to vote for the election of directors but which are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities;

G.	“Corporation” means New Gold Inc., a corporation existing under the Act, and includes any successor corporation thereof;

H.
"Eligible Contractors" means (A) persons who are not employees, officers or directors of the Corporation that (i) are engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Affiliates under a written contract with the Corporation or the Affiliate and (ii) in the reasonable opinion of the Board, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate; and (B) directors of the Corporation that (i) are engaged, beyond the scope of their regular duties as a director, to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Affiliates under a written contract with the Corporation or the Affiliate and (ii) in the reasonable opinion of the Board, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate in connection with such engagement. It does not include persons to whom the Corporation’s offer of Shares would be deemed to be received in Australia, such as Australian residents or persons with a registered address in Australia;

I.
“Entitlement Date” means the date as determined by the Board in its sole discretion in accordance with the Plan, provided, in the case of Participants who are liable to taxation under the provisions of the Income Tax Act (Canada) in respect of amounts payable under this Plan, that such date, or amendment of such date as contemplated by section 3.8 of this Plan, shall not be later than December 31 of the third calendar year following the calendar year in which the services were performed in respect of the corresponding Share Unit Award or such later date as may be permitted under paragraph (k) the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act (Canada) as amended from time to time, or other applicable provisions thereof, so as to ensure that the Plan is not considered to be a “salary deferral arrangement” for purposes of the Income Tax Act (Canada);

J.	“Grant Date” means the date that a Share Unit Award is granted to a Participant under this Plan, as evidenced by the register or registers maintained by the Corporation for Share Unit Awards;

K.
“Insider” means: (i) an insider as defined in the Securities Act (British Columbia), as may be amended from time to time, other than a person who is an Insider solely by virtue of being a director or senior officer of an Affiliate; and (ii) an Associate of any person who is an insider by virtue of (i);

L.
“Market Price” at any date in respect of the Shares shall be, the volume weighted average trading price of such Shares on the TSX for the five trading days ending on the last trading date immediately before the date on which the Market Price is determined. In the event that the Shares are not then listed and posted for trading on the TSX, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

M.	“Participant” means any director, employee, officer or Eligible Contractor of the Corporation or any Affiliate of the Corporation or of any Affiliate to whom Share Units are granted hereunder;

N.	“Plan” means this Long Term Incentive Plan, as same may be amended from time to time;

O.
“Required Shareholder Approval” means the approval of this Plan by the shareholders of the Corporation, as may be required by the TSX or any other Stock Exchange on which the Shares are listed, as a plan allowing for the issuance of Shares from treasury to satisfy Share Units on an applicable Entitlement Date, as contemplated in Article 4;

P.	“Resignation” means the cessation of board membership by a director, or employment (as an officer or employee) of the Participant with the Corporation or an Affiliate as a result of resignation;

Q.
“Retirement” means the Participant ceasing to be an employee, officer or director of the Corporation or an Affiliate after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation's consent;

R.	“Shares” means the common shares in the capital of the Corporation;

S.
“Share Unit” means a unit (which may be referred to as a restricted share unit or a performance share unit) credited by means of an entry on the books of the Corporation to a Participant, representing the right to receive on the Participant’s Entitlement Date a cash payment equal to the then Market Price of a Share (subject to adjustments), and, if applicable, multiplied by the Achieved Performance Ratio. Subject to the Required Shareholder Approval being obtained, if the Board so elects, the Corporation may satisfy the amount for such payment obligation by issuing such number of Shares from treasury determined in accordance with Section 3.5(ii) and Article 4;

T.	“Share Unit Award” means an award of Share Units under this Plan to a Participant;

U.	“Stock Exchange” means the TSX, the NYSE MKT or any other stock exchange on which the Shares are listed for trading at the relevant time;

V.
“Termination” means: (i) in the case of a director, the termination of board membership of the director by the Corporation or any Affiliate, the failure to re-elect or re-appoint the individual as a director of the Corporation or an Affiliate or Resignation, other than through Retirement; (ii) in the case of an employee, the termination of the employment of the employee, with or without cause, as the context requires by the Corporation or an Affiliate or Resignation, other than through Retirement, and which, for employees subject to Canadian Law, shall be deemed to be at the end of the statutory notice period, if any, prescribed by the applicable employment standards legislation, or in the case of an officer, the removal of or failure to re-elect or re-appoint the individual as an officer of the Corporation or an Affiliate, or Resignation, other than through Retirement, (iii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Contractor or the Corporation or any Affiliate; provided that in each case if the Participant continues as a director, employee, officer or Eligible Contractor after such Termination, then a Termination will not occur until such time thereafter that the Participant ceases to be a director, employee, officer or Eligible Contractor in accordance with this definition;

W.
“Triggering Event” means (i) in the case of a director, the termination of board membership of the director by the Corporation or any Affiliate, the failure to re-elect or re- appoint the individual as a director of the Corporation or an Affiliate; (ii) in the case of an employee, the termination of the employment of the employee, without cause, as the context requires by the Corporation or an Affiliate or in the case of an officer, the removal of or failure to re-elect or re-appoint the individual as an officer of the Corporation or an Affiliate; (iii) in the case of an employee or an officer, a material adverse change imposed by the Corporation or the Affiliate (as the case may be) in duties, powers, rights, discretion, prestige, salary, benefits, perquisites, as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately prior to the Change of Control, or a material diminution of title imposed by the Corporation or the Affiliate (as the case may be), as it exists immediately prior to the Change of Control; (iv) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Corporation or any Affiliate; and

X.	“TSX” means the Toronto Stock Exchange.

1.2   The headings of all articles, Sections and paragraphs in this Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan.

1.3   Whenever the singular or masculine are used in this Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4   The words "herein”, "hereby”, "hereunder”, "hereof” and similar expressions mean or refer to this Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

1.5   Unless otherwise specifically provided, all references to dollar amounts in this Plan are references to lawful money of Canada.

 ARTICLE 2

PURPOSE AND ADMINISTRATION OF THE PLAN

2.1   This Plan provides for the granting of Share Unit Awards and the settlement of such Share Unit Awards through the payment of cash (or, with respect to Share Units that are subject to performance conditions or measures, subject to the Required Shareholder Approval and at the election of the Board in its sole discretion, the issuance of Shares from treasury) for services rendered, for the purpose of advancing the interests of the Corporation, its Affiliates and its shareholders through the motivation, attraction and retention of employees, officers and Eligible Contractors and the alignment of their interest with the interest of the Corporation’s shareholders. It is intended that this Plan not be treated as a “salary deferral arrangement” by reason of paragraph (k) of the definition thereof in section 248(1) of the Income Tax Act (Canada).

2.2   This Plan shall be administered by the Board and the Board shall have full authority to administer this Plan, including the authority to interpret and construe any provision of this Plan and to adopt, amend and rescind such rules and regulations for administering this Plan as the Board may deem necessary in order to comply with the requirements of this Plan. All actions taken and all interpretations and determinations made by the Board in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Board shall be personally liable for any action taken or determination or interpretation made in good faith in connection with this Plan and all members of the Board shall, in addition to their rights as directors of the Corporation, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made in good faith. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of this Plan and of the rules and regulations established for administering this Plan. All costs incurred in connection with this Plan shall be for the account of the Corporation.

2.3   The Corporation shall maintain a register in which it shall record the name and address of each Participant and the number of Share Units granted to each Participant.

2.4   Subject to Section 3.1, the Board shall from time to time determine the Participants who may participate in this Plan. The Board shall from time to time determine the Participants to whom Share Units shall be granted and the provisions and restrictions with respect to such grant, all such determinations to be made in accordance with the terms and conditions of this Plan.

ARTICLE 3

SHARE UNITS AWARDS

3.1   This Plan is hereby established for employees, officers and Eligible Contractors of the Corporation and its Affiliates. No grant of a Share Unit Award shall be made to a director of the Corporation, unless the director is an employee, officer or Eligible Contractor of the Corporation or its Affiliate.

3.2   A Share Unit Award granted to a particular Participant in a calendar year will be a bonus for services rendered by the Participant to the Corporation or an Affiliate, as the case may be, through to the Entitlement Date as determined in the sole and absolute discretion of the Board. The number of Share Units awarded will be credited to the Participant’s account, effective as of the Grant Date. Each Share Unit vests on its Entitlement Date.

For the avoidance of doubt, a Participant must remain a Participant until the Entitlement Date in order to receive Share Units, and will have no right or entitlement whatsoever to receive any cash payment (or receive the equivalent in Shares) until the Entitlement Date. Unless the Board determines otherwise, termination or resignation of the Participant prior to the Entitlement Date results in the forfeiture of Share Units that have not yet vested. For participants subject to Canadian law only, a Participant status as a Participant will continue during the statutory notice period prescribed by the applicable employment standards legislation and any unvested shares are not subject to forfeiture until the end of the statutory notice period prescribed by the applicable employment standards legislation. For Participants subject to Australian tax law, on the Entitlement Date, a Participant shall not be entitled to any payment or issue of Shares with respect to such Share Units unless the designated administrator of the Plan (as appointed by the Board from time to time or if no such appointment is made, it shall be the Vice-President Human Resources or similar officer of the Corporation) declares such payment payable to such Participant in his sole discretion.

3.3   Subject to the absolute discretion of the Board, the Board may elect to credit each Participant with additional Share Units as a bonus in the event any dividend is paid on Shares. In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant’s account had been Shares divided by the Market Price of a Share on the date on which dividends were paid by the Corporation.

The additional Shares Units will vest on the Participant’s Entitlement Date of the particular Share Unit Award (and will be subject to the same terms) to which the additional Share Units relate.

3.4   Except as otherwise set forth in this section 3.4, a Share Unit Award granted to a Participant will entitle the Participant, subject to the satisfaction of any conditions, performance conditions or measures, restrictions or limitations imposed under this Plan or the applicable Share Unit grant letter, to receive on the Participant’s Entitlement Date, as the case may be, a payment in cash or the equivalent Shares (in accordance with, and subject to, Article 4) as contemplated in section 3.5 and as set forth in the applicable Share Unit grant letter as provided for in section 3.7.

Notwithstanding the foregoing, unless the Board determines otherwise, a Participant’s Entitlement Date shall be accelerated as follows:

(i)	in the event of the death of the Participant, the Participant’s Entitlement Date shall be the date of death; and

(ii)	in the event of the total disability of the Participant, the Participant’s Entitlement Date shall be the date which is 60 days following the date on which the Participant becomes totally disabled.

In the event of the Termination with or without cause (or Retirement) of a Participant or in the event a Participant otherwise ceases to be a Participant, all unvested Share Units credited to the Participant shall become void and the Participant shall have no entitlement and will forfeit any rights to any payment (or, for greater certainty, Shares) under this Plan, except as may otherwise be determined by the Board in its sole and absolute discretion.

For participants subject to Canadian law only, in the event of the Termination Without Cause of a Participant, all unvested Share Units will continue to vest during the statutory notice period prescribed by the applicable employment standards legislation. Further, in circumstances where a Participant’s performance share units do not vest during the statutory notice period prescribed by the applicable employment standards legislation, the Corporation will provide a pro-rated cash payment to the Participant calculated with reference to: (i) the period from the start of the first measurement period for such performance share units and the Termination Date, (ii) the achieved performance ratio for all measurement periods that were completed prior to the termination, (iii) the achieved performance ratio calculated to the end of the calendar month prior to the month of termination for all other measurement periods, (iv) the number of unvested performance share units, and (v) the market price of New Gold Shares at the end of the calendar month before the month of termination.

For greater certainty, all amounts payable, or Shares to be issued, to, or in respect of a Participant, on the settlement of Share Units shall be paid, or issued, to the Participant or the Participant’s estate on or immediately following the Entitlement Date provided in no case shall payment be made or Shares issued after December 31 of the third calendar year following the year to which the bonus relates.

3.5   Subject to Section 5.1, the Corporation will satisfy its payment obligation, net of any applicable taxes and other source deductions required by law to be withheld by the Corporation (or any of its Affiliates), for the settlement of Share Units by either:

(a)	a payment in cash to the Participant equal to the Market Price of a Share on the Entitlement Date multiplied by the number of Share Units being settled, or

(b)	the issuance of Shares to the Participant (in accordance with Article 4) in an amount equal to the number of Share Units being settled,

in each case (in the case of Share Units that are subject to performance conditions or measures) multiplied by the Achieved Performance Ratio.

In the event the Participant’s Entitlement Date is accelerated as a result of the death or total disability of the Participant in accordance with Section 3.4(i) or Section 3.4(ii), in the case of Share Units that are subject to performance conditions or measures, unless the Board determines otherwise, the Achieved Performance Ratio will be calculated based on (x) in the case of any performance measurement periods that are complete on or prior to the Entitlement Date, the actual performance, and (y) in the case of any performance measurement periods that are not complete on or prior to the Entitlement Date, assuming 100% performance achievement during such measurement period.

In the event the Participant’s Entitlement Date is accelerated in the circumstances contemplated in Section 3.10 or Section 3.11, in the case of Share Units that are subject to performance conditions or measures, the Achieved Performance Ratio will be calculated based on (x) in the case of any performance measurement periods that are complete on or prior to the Change of Control, the actual performance, and (y) in the case of any performance measurement periods that are not complete on or prior to the Change of Control, assuming 150% performance achievement during such measurement period.

3.6   The Corporation will not contribute any amounts to a third party or otherwise set aside any amounts to fund its obligations under this Plan.

3.7   Each grant of a Share Unit under this Plan shall be evidenced by a Share Unit grant letter issued to the Participant by the Corporation. Such Share Unit grant letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a Share Unit grant letter. The provisions of the various Share Unit grant letters issued under this Plan need not be identical.

3.8   Concurrent with the determination to grant Share Units to a Participant, the Board shall determine the Entitlement Date applicable to such Share Units, provided the Board shall have discretion to amend the Entitlement Date after such grant. In addition, for Share Units that may be satisfied by the issuance of Shares, the Board shall at the time they are granted, make such Share Units subject to performance conditions or measures to be achieved by the Corporation, the Participant or a class of Participants, prior to the Entitlement Date, for such Share Units.

3.9   The Board shall establish criteria for the grant of Share Units to Participants.

3.10   If a Triggering Event occurs within the 12-month period immediately following a Change of Control pursuant to the provisions of Section 1.1F(i), (ii), (iv), (v) or (vi) (with respect to (vi), if the Board has adopted a resolution that a Change of Control has occurred), all outstanding Share Units shall vest and the Entitlement Date shall occur, on the date of such Triggering Event.

3.11   In the event of a Change in Control pursuant to the provisions of Section 1.1F(iii), all Share Units outstanding shall immediately vest and the Entitlement Date shall occur.

ARTICLE 4

ADDITIONAL PROVISION FOR TREASURY BASED SHARE ISSUANCES

4.1   Article 4 shall become effective only on receipt by the Corporation of any Stock Exchange approval and of the Required Shareholder Approval. On Article 4 becoming effective, the Corporation shall have the power, at the Board’s discretion, to satisfy any obligation of the Corporation under Share Units (including those outstanding at the time Article 4 becomes effective) that are subject to performance conditions or measures by the issuance of Shares from treasury as determined in accordance with Section 3.5(b). If the Required Shareholder Approval and Stock Exchange approval are not obtained, no Shares shall be issuable from treasury in respect of Share Units issuable under this Plan. From the time after Article 4 becomes effective, the Board can, at its sole discretion, grant Share Units that can only be satisfied by the issuance of Shares from treasury or by a cash payment or any combination thereof.

4.2   The maximum number of Shares made available for the Plan shall be determined from time to time by the Board, but in any case, shall not exceed 1.25% of the Shares issued and outstanding from time to time, subject to adjustments pursuant to Section 6.6. The Plan shall be a “rolling plan” and therefore when Share Units are settled, cancelled or terminated, Common Shares shall automatically be available for the grant of new Share Units under this Plan. The aggregate number of Shares issuable to Insiders pursuant to Share Units granted and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of Shares then outstanding. The aggregate number of Shares issued to Insiders pursuant to Share Units and all other security based compensation arrangements, within a one year period, shall not exceed 10% of the total number of Shares then outstanding. For purposes of this Section 4.2, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Share Units.

4.3   In no case can a Participant immediately after being granted an award of Share Units (a) hold a beneficial interest in greater than 5% of the Shares in the Corporation nor (b) be in a position to control the casting of greater than 5% of the votes that might be cast at a general meeting of the Corporation.

4.4   On Article 4 being effective, the Board may from time to time in its discretion (without shareholder approval) amend, modify and change the provisions of the Plan (including any grant letters), including, without limitation:

(i)	amendments of a house keeping nature; and

(ii)	changes to the Entitlement Date of any Share Units.

However, other than as set out above, any amendment, modification or change to the provisions of the Plan which would:

(a)	materially increase the benefits to the holder of the Share Units who is an Insider to the material detriment of the Corporation and its shareholders;

(b)	increase the number of Shares or maximum percentage of Shares which may be issued pursuant to the Plan other than by virtue of Section 6.6 of the Plan;

(c)	reduce the range of amendments requiring shareholder approval contemplated in this Section;

(d)	permit Share Units to be transferred other than for normal estate settlement purposes;

(e)	change insider participation limits which would result in shareholder approval being required on a disinterested basis;

(f)	materially modify the eligibility requirements for participation in the Plan;

(g)	modify the result that Participants residing in Australia forfeit their rights to any payment or issue of Shares on Termination; or

(h)	modify section 4.3,

shall only be effective on such amendment, modification or change being approved by the shareholders of the Corporation. In addition, any such amendment, modification or change of any provision of the Plan shall be subject to the approval, if required, by any Stock Exchange having jurisdiction over the securities of the Corporation.

ARTICLE 5

WITHHOLDING TAXES

5.1     The Corporation or its Affiliates may take such steps as are considered necessary or appropriate  for the withholding of any taxes or source deduction which the Corporation or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any payment made, or Shares issued, under this Plan.

ARTICLE 6

GENERAL

6.1   This Plan shall remain in effect until it is terminated by the Board.

6.2   The Board may amend or discontinue this Plan at any time in its sole discretion, provided that such amendment or discontinuance may not in any manner adversely affect the Participant’s rights under any Share Unit granted under this Plan. This section 6.2 shall be subject to the restrictions outlined in section 4.4 on Article 4 becoming effective.

Any amendment of this Plan shall be such that this Plan will not be considered a “salary deferral arrangement” as defined in subsection 248(1) of Income Tax Act (Canada) or any successor provision thereto as amended from time to time, or other applicable provisions thereof, by reason of this Plan continuously meeting the requirements under the exception in paragraph (k) of that definition. Notwithstanding the foregoing, the Corporation shall obtain requisite Stock Exchange and/or shareholder approval in respect of amendments to this Plan, to the extent such approvals are required by any applicable laws or regulations.

6.3   Except pursuant to a will or by the laws of descent and distribution, no Share Unit and no other right or interest of a Participant is assignable or transferable.

6.4   No holder of any Share Units shall have any rights as a shareholder of the Corporation. Except as otherwise specified herein, no holder of any Share Units shall be entitled to receive, and no adjustment is required to be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation.

6.5   Nothing in this Plan shall confer on any Participant the right to continue as a director, employee, officer or Eligible Contractor of the Corporation or any Affiliate, as the case may be, or interfere with the right of the Corporation or Affiliate, as applicable, to remove such director, officer and/or employee or terminate its contractual relationship with such Eligible Contractor as applicable. Nothing contained in this Plan shall confer or be deemed to confer on any Participant the right to continue in the employment of, or to provide services to, the Corporation or its Affiliates nor to interfere or be deemed to interfere in any way with any right of the Corporation or its Affiliates to discharge any Participant at any time for any reason whatsoever, with or without cause.

6.6   In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made to outstanding Share Units by the Board, in its sole discretion, to reflect such changes. If the foregoing adjustment shall result in a fractional Share or Share Unit, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of this Plan.

6.7   For the avoidance of doubt, all payments under this Plan to individuals subject to United States income tax shall be made no later than the deadline set forth in section 1.409A-1(b)(4)(i) of the United States Treasury Regulations with respect to short-term deferrals of compensation.

6.8   If any provision of this Plan or any Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

6.9   This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.